SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 4, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

This Form 6-K consists of the Third Quarter Financial Reporting, which appears immediately following this page.

UBS financial highlights

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07

Performance indicators from continuing operations
Diluted earnings per share (CHF) [1]	0.09	(0.17)	(0.45)			(4.46)	3.28
Return on equity attributable to UBS shareholders (%) [2]						(44.4)	19.0
Cost / income ratio (%) [3]	102.1	200.7	113.9			348.5	74.0
Net new money (CHF billion) [4]	(83.6)	(43.8)	38.3			(140.2)	125.1

Group results
Operating income	5,556	4,021	6,353	38	(13)	5,625	35,853
Operating expenses	6,036	8,110	7,256	(26)	(17)	21,993	26,545
Operating profit before tax (from continuing and discontinued operations)	(480)	(4,030)	(805)	88	40	(16,189)	9,419
Net profit attributable to UBS shareholders	296	(358)	(858)			(11,597)	7,720
Personnel (full-time equivalents) [5]	79,565	81,452	83,814	(2)	(5)
Invested assets (CHF billion)	2,640	2,763	3,265	(4)	(19)

	As of			% change from
CHF million, except where indicated	30.9.08	30.6.08	31.12.07	30.6.08	31.12.07

UBS balance sheet and capital management
Balance sheet key figures
Total assets	1,996,719	2,079,758	2,274,891	(4)	(12)
Equity attributable to UBS shareholders	46,412	45,939	36,875	1	26
Market capitalization [6]	54,135	62,874	108,654	(14)	(50)
BIS capital ratios [7]
Tier 1 (%)	10.8 [8]	12.0	9.1 [9]
Total BIS (%)	14.9 [8]	16.1	12.2 [9]
Risk-weighted assets	332,451	325,300	374,421 [9]	2	(11)
Long-term ratings
Fitch, London	AA- [10]	AA-	AA
Moody's, New York	Aa2	Aa1	Aaa
Standard & Poor's, New York	AA-	AA-	AA
1 Details of the earnings per share calculation can be found in Note 8 to the financial statements of this report. 2 Net profit attributable to UBS shareholders from continuing operations year-to-date (annualized as applicable) / average equity attributable to UBS shareholders less distributions (estimated as applicable). 3 Operating expenses / operating income before credit loss expense or recovery. 4 Excludes interest and dividend income. 5 Excludes personnel from private equity (part of Corporate Center). 6 For further details please refer to the share information on page 92 of this report. 7 For further details please refer to the capital management section of this report. 8 Reflects the capital ratios according to Basel II data only. Taking into account the effects from the transitional provisions of the capital floor, which require that during the year 2008 Basel II capital requirements have to amount to at least 90% of Basel I capital requirements, the tier 1 capital ratio would amount to 10.2% and the total capital ratio to 14.0%, respectively. 9 The calculation prior to 2008 is based on the Basel I approach. 10 Fitch's long-term rating was changed to A+ on 24 October 2008.

Letter to shareholders
Dear shareholders,
For third quarter 2008, we recorded a profit attributable to UBS shareholders of CHF 296 million, an improvement on the results of the prior four quarters. The result was achieved in the context of a general market environment characterized by falling equity markets, record-level volatility in most asset classes and a sharp decline in indicators of economic activity worldwide. During the quarter, one of our major competitors filed for bankruptcy and the governments of several countries discussed possible measures that could be taken to stabilize the financial system.
Our third quarter result led to a September month-end tier 1 ratio of 10.8% and a total capital ratio of 14.9% at the end of September - levels substantially higher than those of most of our competitors. Key items impacting the third quarter result were USD 4.4 billion of writedowns and losses on risk positions, a gain from own credit of CHF 2.2 billion and a tax credit of CHF 0.9 billion. Total personnel expenses fell 13% compared with the prior quarter.
The divisions - referred to as business groups before the strategic changes announced in the prior quarter's letter to shareholders - had disappointing results in extremely adverse circumstances. Positive contributions were produced by Global Wealth Management & Business Banking, with pre-tax profits of CHF 1.9 billion, and Global Asset Management, with a pre-tax profit of CHF 415 million that includes a gain from the sale of a minority stake in a private equity company. The Investment Bank lost CHF 2.7 billion as the writedowns and losses mentioned above more than offset the gain from own credit and cost-cutting measures related to the repositioning of the division. Corporate Center approximately broke even.
There were sizeable net new money outflows in Global Wealth Management & Business Banking and Global Asset Management in third quarter 2008. Net outflows reflect a number of factors, including: clients seeking to diversify their exposure to individual financial institutions, a general trend of clients to deleverage, the disappointing performance of certain funds managed by Global Asset Management in prior periods, the impact of publicity concerning our ongoing exit from certain US cross-border operations for US private clients, and concerns on the part of some clients about the financial position of UBS.
While the third quarter results illustrate the progress we have made in risk and balance sheet reduction, it became clear that we would be well served by taking further decisive action to exit our legacy risk positions if we were to assuage client concern and bolster client confidence in our bank. Accordingly, as announced on 16 October 2008, UBS reached an agreement with the Swiss National Bank (SNB) under which UBS will sell up to USD 60 billion of currently illiquid securities and other assets to a newly formed fund to be controlled by the SNB. With this transaction, UBS caps its future potential losses from these assets, reduces its risk-weighted assets, materially de-risks and reduces its balance sheet and is no longer subject to the funding risk of the assets transferred. In particular, US real estate-related net risk positions outside the fund will be reduced to nearly zero. As a consequence, UBS will incur no further writedowns or losses on the transferred assets, thus significantly reducing uncertainty for UBS shareholders and clients. UBS will retain an option to participate in the fund's upside and this will be marked at fair value. The fund's equity capital, of up to USD 6 billion, is to be provided by UBS but sold to the SNB for a nominal amount, resulting in a loss to be recognized in fourth quarter 2008 as detailed later in this report. For further information, refer to the "Transaction with the Swiss National Bank" sidebar on pages 6 to 8 of this report.
In addition, we have taken the opportunity to strengthen our equity capital base and, as also announced on 16 October 2008, are proposing to issue CHF 6 billion of new mandatory convertible notes (MCNs) to the Swiss Confederation. On full conversion, these notes would give the Swiss Confederation a 9.3% holding in UBS. Upon your approval of this transaction, UBS's tier 1 ratio would be further, and significantly, strengthened.

We have now passed several important milestones on the road to restoring our financial standing and reputation. At the extraordinary general meeting of 2 October 2008, you elected Sally Bott, Rainer-Marc Frey, Bruno Gehrig and William G. Parrett to the Board of Directors (BoD). As already announced, Markus U. Diethelm joined UBS as Group General Counsel and John Cryan has taken over as Group Chief Financial Officer in September 2008. The BoD has appointed Philip Lofts to the Group Executive Board, who will replace Joe Scoby as Chief Risk Officer effective 4 November 2008. On 3 October 2008, we announced the repositioning of the Investment Bank, which will reprioritize its business portfolio to preserve its core strengths and client franchises across the equities, investment banking and fixed income, currencies and commodities business areas, while downsizing or exiting certain business activities. This will lead to greater efficiencies and a further reduction in the Investment Bank's headcount, risk exposures and balance sheet.
Progress continues to be made in our "Risk renewal plan", which is supported and supervised by the Swiss Federal Banking Commission. The plan was implemented in order to overhaul the approach we take to risk management, strategy and planning, the processes used to value and estimate the risk of our positions, the integrity of underlying data on our holdings, and the system architecture needed to support all of these processes. The plan will deliver a robust system of risk control that fully addresses the weaknesses exposed in 2007. It is expected that material progress will have been achieved by the end of 2009, with some components running into 2010.

Outlook - Since the beginning of fourth quarter, we have seen many difficult conditions across equity, credit and money markets worldwide. We expect that such conditions will continue to affect our clients' assets, and therefore our fee-earning businesses. Our operating expenses will continue to be trimmed where possible, and a range of efficiency and personnel reduction programs are already in place to make this happen.
Our results for fourth quarter 2008 will include two large accounting effects. Since the announcement of the SNB transaction, credit spreads on UBS's debts have narrowed significantly. If this persists, some or most of the accumulated CHF 4.8 billion own credit gain on liabilities we hold at fair value will reverse. In addition, a loss will be recognized on the sale of the equity in the fund sold to the SNB - partly offset by recognition of the value of UBS's option to buy the equity back in the future. A possible reversal of the above mentioned own credit gain would not affect our tier 1 capital balance and tier 1 ratio. The transfer of assets into the SNB fund, and the loss recognized on the sale of the equity, will reduce our risk-weighted assets and our tier 1 capital balance. After the planned issuance of the MCNs to the Swiss Confederation, the tier 1 capital balance would be slightly higher than its value prior to the transaction and the tier 1 ratio would improve.
During these extraordinary times, our priority continues to be the management of our resources, including costs and all elements of risk capital, as strictly as possible while continuing to strive for the level of excellence in products, services and advice that our clients are accustomed to expect.
4 November 2008
UBS
Peter Kurer, Chairman
Marcel Rohner, Chief Executive Officer

Changes in 2008
Management report

Changes in 2008
UBS divisions
As part of UBS's strategic repositioning, the firm's business groups are now referred to as divisions. These are: Global Wealth Management & Business Banking, Global Asset Management, Investment Bank and Corporate Center.
Period comparison
Commentary on the quarterly financial results for the Group and the Investment Bank will now compare the results with those of the immediately preceding quarter, as had already been the practice for the other divisions, rather than with the same quarter in the previous year. The key reason for this change is the significant increase in the importance of business and credit cycles on Investment Bank revenues, though seasonal characteristics of general financial market activity and deal flows in investment banking will continue to have an influence.
Year-to-date comparisons will also be included within quarterly reporting for Group results and, to a lesser extent, for each division's results. Tables will continue to include comparisons with the immediately preceding quarter, the same quarter a year earlier and year-to-date, as appropriate.
Transaction with the Swiss National Bank
Sale of assets to a fund to be controlled by the Swiss National Bank
As announced on 16 October 2008, the Swiss National Bank (SNB) and UBS have reached an agreement to transfer in one or more sales up to USD 60 billion of currently illiquid securities and other assets from UBS's balance sheet to a separate fund entity to be controlled and owned by the SNB. With this transaction, UBS caps future potential losses from these assets, reduces its risk-weighted assets, materially de-risks and reduces its balance sheet and is no longer exposed to the funding risk of the assets to be transferred.
UBS will capitalize the fund with equity of up to USD 6 billion, which will absorb any potential losses realized by the fund up to this amount. The SNB will finance the fund with a loan of up to USD 54 billion, secured by the assets of the fund.
At the time of each sale of assets to the fund, the SNB will fund 90% of the purchase price by making a loan and UBS will fund 10% through an equity contribution. Should assets worth less than USD 60 billion be sold to the fund 1, the proportion of loan funding to equity contribution would remain in the ratio nine to one. The SNB will immediately purchase the equity from UBS for a nominal price of USD 1 and grant to UBS an option to repurchase the equity upon repayment in full of the loan. The loan will be non-recourse to UBS and will be priced at LIBOR plus 250 basis points. The fund and the loan facility will terminate in eight years, but the termination date may be extended to 10 or 12 years. The cash flow from the assets, including interest, rental income, principal repayments and proceeds from asset sales (net of expenses and working capital requirements), will be applied to service the loan until full repayment.
In the event of a change of control of UBS, the SNB will have the right but not the obligation to require UBS to purchase the outstanding loans at par plus accrued interest and to purchase the fund equity at 50% of its value at the time.
Once the SNB loan is fully repaid by the fund, UBS may exercise its option to repurchase the fund equity by paying the SNB USD 1 billion plus 50% of the amount by which the equity value at the time of exercise exceeds USD 1 billion. This option will be carried on UBS's balance sheet at its fair value.
If, upon the fund's termination, the SNB incurs a loss on the loan it has made to the fund, the SNB will be entitled to receive up to 100 million UBS ordinary shares depending in some manner upon the magnitude of the loss. The precise terms of the arrangement will be agreed upon by the SNB and UBS in the near future.

Implications for UBS's income statement in fourth quarter 2008
Upon completion of the transaction, UBS will incur a loss of up to USD 6 billion triggered by the sale of its equity interest in the fund to the SNB for a sales price of USD 1. This loss will be partly offset by the fair value of the option for UBS to buy back the equity of the entity once the loan made by the SNB has been fully repaid. The fair value of the option is dependent on the assets effectively transferred to the fund, their fair value and certain other factors and is currently subject to final determination.
On a preliminary basis, UBS estimates that the transaction will result in an aggregate net charge against earnings in fourth quarter 2008 of approximately CHF 4 billion.
The fair value of this option will be measured and reflected in UBS's income statement. This may lead to some UBS revenue volatility in future quarters.
Implications for risk positions
The assets to be transferred to the fund include approximately USD 31 billion (as per valuation on 30 September 2008) of primarily cash securities, already disclosed as concentrated risk positions relating to US real estate-related securities, US student loan auction rate securities and other US student loan securities, and assets from the US reference-linked note program (RLN).
Upon the completion of the transaction, UBS's net exposure to these risk categories will be reduced to nearly zero (compared with USD 44 billion on 30 June 2008 and USD 32 billion at 30 September 2008), with residual long positions held by UBS in these asset classes hedged through existing short positions, including credit protection embedded in the RLN programs. UBS will continue to manage down these residual positions.
UBS will also transfer additional assets with a total net value of around USD 18 billion (as per valuation at 30 September 2008) to the fund. These additional assets are mainly non-US residential and commercial mortgage related securities and other US and non-US debt securities backed by a variety of asset classes. The inclusion of these positions follows UBS's decision to downsize its securitization business and provides a better diversification of the fund's portfolio.
The transfer of the assets referred to above will take place during fourth quarter 2008 and first quarter 2009, but will be priced at market valuations as at 30 September 2008. These prices will be verified by independent third parties, and any lower third party valuations will be reflected in the purchase price to be paid by the fund and therefore recorded in UBS's income statement.
UBS will have the right to transfer up to USD 8.5 billion of additional assets to the fund over a longer period ending on 30 September 2010. These assets consist of up to USD 5 billion of US student loan auction rate securities UBS may buy back from clients as contemplated by the recent settlements and up to USD 3.5 billion of positions which may become unhedged in the event of commutation of the credit protection contracts with one or more monoline insurers.
UBS will act as the investment manager of the fund, overseen by a board controlled by the SNB. The oversight board will approve specified matters including certain major transactions and changes in investment guidelines. It will also be empowered to change the investment manager.
The table below shows on a pro forma basis the impact of the announced transaction with the SNB on remaining positions as at 30 September 2008.
Reporting in future quarters
The impact of the transaction and related capital measures will be shown in the fourth quarter 2008 results, separately identified within operating performance. The initial valuation date of the SNB transaction was 30 September 2008 and the relevant positions to be transferred to the fund as described above will therefore be excluded from UBS's future reporting of risk positions. UBS will remove assets from its balance sheet upon the closing of sales to the fund and will report on completed transfers and the fair value of UBS's option to buy back the equity of the fund as part of its quarterly reporting.

Implications for capital, balance sheet and funding
The transaction will allow UBS to reduce its balance sheet as the assets are transferred to the fund. Furthermore, UBS will no longer need to finance these assets, resulting in a reduction in its overall funding needs. Similarly, the transaction will reduce UBS's risk-weighted assets by an estimated CHF 21 billion when applied to the 30 September 2008 balance sheet on a pro forma basis.
As described above, UBS estimates that the transaction will result in an approximately CHF 4 billion net charge against earnings in fourth quarter 2008. Additionally, UBS will be required to deduct from tier 1 eligible capital 50% of the value of the equity repurchase option (the value of which is estimated at approximately CHF 2 billion). These effects on capital will be offset by the capital increase of CHF 6 billion arising from the sale of mandatory convertible notes (MCNs) to the Swiss Confederation (refer to sidebar below). Combined with the reduction in risk-weighted assets, it is estimated that the impact of these measures would result in a 30 September 2008 pro forma tier 1 capital ratio of 11.9%.
1 Due to asset sales and writedowns that occurred between mid-September 2008 and the 30 September valuation date, the total amount of assets identified for sale by UBS to the fund has been reduced to approximately USD 57 billion. UBS and the SNB are discussing the possibility that additional assets might be identified for sale to the fund in order to utilize the facility more fully. This may increase the amounts of assets in certain categories that would be eligible for transfer to the fund as referred to in this sidebar.

Risk positions: UBS net exposures

	As of
USD billion	30.6.08	30.9.08	After transfer into fund
US subprime	6.7	5.2	(0.7)
US Alt-A	6.4	2.3	(0.2)
US prime	6.1	2.3	0.4
US RLN program [1]	7.8	7.2	1.4
Commercial real estate	8.2	6.4	(0.2) [2]
Student loans	9.0	8.4	0.0
Positions affected by transfer into fund	44.2	31.8	0.7
Monoline	4.0	4.3	4.3
Leveraged finance	6.1	4.7	4.7
Total	54.3	40.8	9.7
1 The US reference-linked note program will continue to be operated by UBS. 2 Even after the transfer of commercial real estate positions to the fund, UBS will retain significant gross exposure to this asset category and accordingly will be subject to basis risk.

Issuance of MCNs to the Swiss Confederation
UBS will raise CHF 6 billion of new capital in the form of mandatory convertible notes (MCNs), convertible into UBS registered shares, which the Swiss Confederation has agreed to purchase. The MCNs issue is subject to approval by UBS shareholders, who will vote on the creation of the required conditional capital underlying the MCNs at an extraordinary general meeting (EGM) to be held on 27 November 2008. The MCNs will count as tier 1 capital for BIS capital adequacy purposes following EGM approval.
The MCNs will pay an annual coupon of 12.5% until maturity, which is 30 months after issuance. Upon conversion of the MCNs, the Swiss Confederation will hold approximately 9.3% of UBS's share capital, on the basis of currently outstanding shares and assuming conversion of the mandatory convertible notes issued in March 2008. Further dilution could occur if equity is issued to the SNB as a result of a decline in value of the fund equity, as described above.
In connection with the transaction, UBS has undertaken to comply with best practices for compensation schemes and policies as determined in consultation with the Swiss Federal Banking Commission and in line with standards to be established by certain international forums.
The Swiss Confederation reserves the right to reduce part or all of its investment by transferring the MCNs to third party investors.
Additional information on the terms and conditions of the MCNs can be found at www.ubs.com/investors. UBS shareholders will be provided with more details on the MCNs issuance together with the invitation to the EGM.

UBS results for third quarter 2008 Management report — Net profit attributable to UBS shareholders of CHF 296 million Operating income Operating expense
Income from trading businesses was negative Personnel expenses were down 13% from second CHF 1,896 million, compared with negative CHF quarter 2008, at CHF 3,997 million, primarily due to 3,935 million in the prior quarter, as losses were re- lower accruals for performance-related compensation. corded in positions related to the US residential real estate market and other credit positions. As a result General and administrative expenses decreased of the widening of UBS’s credit spread in third quar- 40% from the previous quarter, to CHF 1,702 milter, the Investment Bank recorded a gain on own lion. The second quarter saw a provision of CHF 919 credit of CHF 2,207 million in net trading income. million for the repurchase of auction rate securities and associated fines. The reduction in third quarter Income from interest margin businesses was 2008, which was 11% excluding the effect of this down 1% from second quarter 2008 to CHF 1,513 provision, reflected cost cuts in most categories in million, primarily resulting from lower income from connection with UBS’s ongoing cost reduction pro-mortgages. gram.
Net fee and commission income, at CHF 5,709 million, was down 8% from the prior quarter, with Income taxes decreases in most fee categories that were slightly offset by higher net brokerage fees. A net income tax benefit of CHF 913 million was recognized for third quarter 2008. This includes a net impact of CHF 930 million from the recognition of an incremental deferred tax asset on available tax losses.

Key performance indicators
UBS focuses on four key performance indicators: return on equity (RoE), diluted earnings per share (EPS), cost / income ratio and net new money. These are designed to monitor the returns UBS delivers to shareholders and are calculated using results from continuing operations.

				Year-to-date
				30.9.08	30.9.07
Return on equity (RoE) (%) [1]				(43.9)	19.9
RoE from continuing operations (%) [1]				(44.4)	19.0

	Quarter ended			Year-to-date
	30.9.08	30.6.08	30.9.07	30.9.08	30.9.07
Diluted earnings per share (EPS) (CHF) [2]	0.09	(0.14)	(0.41)	(4.41)	3.45
Diluted EPS from continuing operations (CHF) [2]	0.09	(0.17)	(0.45)	(4.46)	3.28
Cost / income ratio (%) [3]	102.1	200.7	113.9	348.5	74.0
Net new money (CHF billion) [4]	(83.6)	(43.8)	38.3	(140.2)	125.1

1 Net profit attributable to UBS shareholders (annualized as applicable) / average equity attributable to UBS shareholders less distributions (estimated as applicable). 2 Details of the earnings per share calculation can be found in Note 8 to the financial statements of this report. 3 Operating expenses / operating income before credit loss expense or recovery. 4 Excludes interest and dividend income. 5 The cost / income ratio is not meaningful due to negative income.

Return on equity
UBS's annualized RoE from continuing operations was negative 44.4% in the first nine months of 2008 compared with positive 19.0% in the first nine months of 2007, primarily due to losses in the fixed income, currencies and commodities area of the Investment Bank.
Earnings per share
Diluted EPS from continuing operations were CHF 0.09 in third quarter 2008, compared with negative CHF 0.17 in second quarter 2008. This change was mainly driven by reduced losses in the Investment Bank. The EPS calculation assumes the issuance of the shares issuable upon conversion of the mandatory convertible notes issued on 5 March 2008.
Cost / income ratio
The cost / income ratio was 102.1% in third quarter compared with 200.7% in the prior quarter.

Income in third quarter was affected by the factors mentioned above. Total operating expenses were down 26% from the previous quarter, mainly due to lower accruals for performance-related compensation in third quarter, and the provision of CHF 919 million for the repurchase of auction rate securities and associated fines made in second quarter.
Net new money
Third quarter 2008 saw net new money outflows of CHF 83.6 billion, compared with outflows of CHF 43.8 billion the prior quarter. Net outflows reflect a number of factors, including: clients seeking to diversify their exposure to individual financial institutions, a general trend of clients to deleverage, the disappointing performance of certain funds managed by Global Asset Management in prior periods, the impact of of our ongoing exit from certain US cross-border operations for US private clients, and concerns on the part of some clients about the financial position of UBS.
Global Wealth Management & Business Banking saw total net new money outflows of CHF 49.3 billion. Wealth Management International & Switzerland recorded net outflows of CHF 36.0 billion, Wealth Management US recorded net outflows of CHF 9.8 billion and Business Banking Switzerland recorded net outflows of CHF 3.5 billion.
Global Asset Management saw total net new money outflows of CHF 34.4 billion. Institutional clients recorded net outflows of CHF 21.0 billion. Excluding money market flows, net outflows increased to CHF 16.1 billion from CHF 8.1 billion. Wholesale intermediary recorded net outflows of CHF 13.4 billion. Excluding money market flows, outflows of net new money decreased to CHF 13.1 billion from CHF 16.0 billion.
At the end of third quarter, total invested assets stood at CHF 2,640 billion, of which CHF 1,932 billion were attributable to Global Wealth Management & Business Banking and CHF 708 billion were attributable to Global Asset Management.

Net new money [1]
	Quarter ended			Year-to-date
CHF billion	30.9.08	30.6.08	30.9.07	30.9.08	30.9.07
Wealth Management International & Switzerland	(36.0)	(9.3)	35.1	(42.7)	101.7
Wealth Management US	(9.8)	(8.0)	5.1	(14.8)	18.5
Business Banking Switzerland	(3.5)	(2.0)	0.9	(7.3)	4.4
Global Wealth Management & Business Banking	(49.3)	(19.3)	41.1	(64.8)	124.6
Institutional	(21.0)	(8.4)	(1.2)	(38.9)	(1.0)
Wholesale intermediary	(13.4)	(16.1)	(1.6)	(36.5)	1.5
Global Asset Management	(34.4)	(24.5)	(2.8)	(75.4)	0.5
UBS	(83.6)	(43.8)	38.3	(140.2)	125.1
1 Excludes interest and dividend income.

Invested assets
	As of			% change from
CHF billion	30.9.08	30.6.08	30.9.07	30.6.08	30.9.07
Wealth Management International & Switzerland	1,080	1,145	1,297	(6)	(17)
Wealth Management US	709	712	870	0	(19)
Business Banking Switzerland	142	149	165	(5)	(14)
Global Wealth Management & Business Banking	1,932	2,006	2,332	(4)	(17)
Institutional	419	448	557	(6)	(25)
Wholesale intermediary	289	310	376	(7)	(23)
Global Asset Management	708	757	933	(6)	(24)
UBS	2,640	2,763	3,265	(4)	(19)

Group results

Income statement (unaudited)
	Quarter ended			% change from		Year-to-date
CHF million, except per share data	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07

Continuing operations
Interest income	16,393	17,530	28,339	(6)	(42)	54,146	83,292
Interest expense	(14,971)	(16,294)	(26,676)	(8)	(44)	(49,809)	(79,492)
Net interest income	1,422	1,236	1,663	15	(14)	4,337	3,800
Credit loss (expense) / recovery	(357)	(19)	(15)			(686)	0
Net interest income after credit loss expense	1,065	1,217	1,648	(12)	(35)	3,651	3,800
Net fee and commission income	5,709	6,221	7,797	(8)	(27)	18,145	22,907
Net trading income	(1,509)	(3,543)	(3,479)	57	57	(16,696)	5,562
Other income	292	125	387	134	(25)	525	3,584
Total operating income	5,556	4,021	6,353	38	(13)	5,625	35,853
Cash components	3,936	4,836	4,254	(19)	(7)	13,999	16,924
Share-based components	61	(224)	630		(90)	(115)	2,307
Total personnel expenses	3,997	4,612	4,884	(13)	(18)	13,884	19,231
General and administrative expenses	1,702	2,831	1,999	(40)	(15)	6,775	6,171
Depreciation of property and equipment	288	277	311	4	(7)	846	933
Impairment of goodwill	0	341	0	(100)		341	0
Amortization of intangible assets	50	49	62	2	(19)	148	210
Total operating expenses	6,036	8,110	7,256	(26)	(17)	21,993	26,545
Operating profit from continuing operations before tax	(480)	(4,089)	(903)	88	47	(16,368)	9,308
Tax expense	(913)	(3,829)	(66)	76		(5,039)	1,531
Net profit from continuing operations	433	(260)	(837)			(11,330)	7,777

Discontinued operations
Profit from discontinued operations before tax	0	59	98	(100)	(100)	179	111
Tax expense	0	1	2	(100)	(100)	1	(260)
Net profit from discontinued operations	0	58	96	(100)	(100)	178	371

Net profit	433	(202)	(741)			(11,151)	8,148
Net profit attributable to minority interests	137	156	117	(12)	17	445	428
from continuing operations	136	155	117	(12)	16	398	428
from discontinued operations	1	1	0	0		48	0
Net profit attributable to UBS shareholders	296	(358)	(858)			(11,597)	7,720
from continuing operations	297	(415)	(954)			(11,727)	7,349
from discontinued operations	(1)	57	96			131	371

Earnings per share
Basic earnings per share (CHF)	0.10	(0.14)	(0.40)			(4.40)	3.56
from continuing operations	0.10	(0.16)	(0.44)			(4.45)	3.39
from discontinued operations	0.00	0.02	0.04	(100)	(100)	0.05	0.17
Diluted earnings per share (CHF)	0.09	(0.14)	(0.41)			(4.41)	3.45
from continuing operations	0.09	(0.17)	(0.45)			(4.46)	3.28
from discontinued operations	0.00	0.02	0.04	(100)	(100)	0.05	0.17

Additional information
Personnel (full-time equivalents) [1]	79,565	81,452	83,814	(2)	(5)
1 Excludes personnel from private equity (part of Corporate Center).

Results
3Q08 vs 2Q08:
Net profit attributable to UBS shareholders was CHF 296 million, up from a net loss of CHF 358 million. Net profit attributable to UBS shareholders from continuing operations totaled CHF 297 million compared with a loss of CHF 415 million.
Third quarter 2008 saw reduced losses in the Investment Bank, with losses and writedowns recorded on exposures related to the US residential mortgage market, the US reference-linked note program, US student loan asset-backed securities and certain leveraged finance commitments. Further credit valuation adjustments were made on protection bought from monoline insurers. The Investment Bank recorded a gain of CHF 2,207 million due to the widening of UBS's own credit spread during third quarter 2008, compared with a loss of CHF 122 million in the prior quarter.
Profitability at Global Wealth Management & Business Banking was up; however the previous quarter included a provision of CHF 919 million related to auction rate securities. The pre-tax profit for Global Asset Management increased due to a gain of CHF 168 million from the sale of a minority stake in Adams Street Partners.
UBS also recognized a net credit for taxation of CHF 913 million in third quarter. Discontinued operations saw a net loss of CHF 1 million compared with net profit of CHF 57 million.
9M08 vs 9M07:
Net loss attributable to UBS shareholders was CHF 11,597 million, compared with a profit of CHF 7,720 million. Losses from continuing operations totaled CHF 11,727 million, a decline from net profits of CHF 7,349 million, mainly driven by negative revenues in the fixed income, currencies and commodities (FICC) area of the Investment Bank that were primarily related to the inventory of securities linked to the US residential real estate market. Discontinued operations saw net profit decline to CHF 131 million from CHF 371 million.
Operating income
3Q08 vs 2Q08:
Total operating income increased to CHF 5,556 million from CHF 4,021 million.
9M08 vs 9M07:
Total operating income declined to CHF 5,625 million from CHF 35,853 million.
Net interest income and net trading income
3Q08 vs 2Q08:
Net interest income increased to CHF 1,422 million from CHF 1,236 million.

Net trading income was negative CHF 1,509 million compared with negative CHF 3,543 million.
9M08 vs 9M07:
Net interest income rose to CHF 4,337 million from CHF 3,800 million.

Net trading income declined to negative CHF 16,696 million, compared with positive CHF 5,562 million.

As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). The dividend income component of interest income is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, their total is analyzed below under the relevant business activities.

Net income from trading businesses
3Q08 vs 2Q08:
Net income from trading businesses was negative CHF 1,896 million compared with negative CHF 3,935 million. Income was impacted by the losses mentioned above. Further relevant information is available within this report - see Note 3 to the financial statements, the discussion of FICC revenues on page 49 and the discussion of risk concentrations on pages 21 to 25.
As a result of the widening of UBS's credit spread in the third quarter, the Investment Bank recorded a gain on own credit of CHF 2,207 million on financial liabilities designated at fair value in net trading income. This gain reflects an increase in the difference between the market value of UBS's outstanding debt (accounted for under the fair value option of International Financial Reporting Standards) and the amount it would cost UBS to issue this debt at current market terms. As a general rule, the market value of UBS's outstanding debt decreases if UBS's own credit spread widens and increases if UBS's credit spread tightens. Therefore, if UBS's credit spread were to tighten again in the future, the market value of UBS's outstanding fair valued debt would increase accordingly, resulting in the reversal of some or all of the gains on own credit recorded so far.
FICC trading results were significantly impacted by losses and writedowns on legacy risk positions. However, these losses were lower than in the previous quarter. Trading income was also affected by negative revenues in credit, real estate and securitization and, to a lesser extent, emerging markets. Rates reported positive but lower revenues, mainly driven by a decrease in the US government bond business.
Equities trading revenues were positively affected by increased revenues in derivatives with a strong performance across all geographical regions. Prime brokerage revenues were down from the previous quarter. Proprietary trading recorded negative revenues for the quarter. The Investment Bank is refocusing its proprietary trading activities as part of its more disciplined capital allocation methodology.
9M08 vs 9M07:
Net income from trading businesses dropped to negative CHF 21,592 million from positive CHF 3,762 million. This mainly reflects losses on risk positions in the FICC area of the Investment Bank in the first nine months of 2008.
As a result of the widening of UBS's own credit spread in the first nine months of 2008, the Investment Bank recorded gains on own credit of CHF 4,188 million in net trading income. As explained above, these gains will reverse if credit spreads tighten again.
Net income from interest margin businesses
3Q08 vs 2Q08:
At CHF 1,513 million, net income from interest margin businesses decreased 1% from CHF 1,526 million, primarily resulting from lower income from mortgages.
9M08 vs 9M07:
Net income from interest margin businesses increased 1% to CHF 4,620 million from CHF 4,593 million.
Net income from treasury activities and other
3Q08 vs 2Q08:
Net income from treasury activities and other was CHF 296 million compared with CHF 102 million.
9M08 vs 9M07:
Net income from treasury activities and other was CHF 4,614 million compared with CHF 1,007 million. This increase was primarily due to a gain of CHF 3,860 million in first quarter 2008 resulting from the accounting treatment of the mandatory convertible notes (MCNs) issued on 5 March 2008 (see Note 13 for further details).
Net fee and commission income
3Q08 vs 2Q08:
Net fee and commission income was CHF 5,709 million, down 8% from CHF 6,221 million. As outlined below, this decrease was most pronounced in underwriting fees:
- underwriting fees fell 37% to CHF 486 million, driven by a 45% decline in equity underwriting income due to reduced market activities as well as a 26% decline in debt underwriting fees, in the context of lower market transaction volumes;
- mergers and acquisitions and corporate finance fees were virtually unchanged at CHF 446 million, in an environment of lower mandated deal volumes;
- net brokerage fees rose 1% to CHF 1,578 million due to higher fees in the Investment Bank's cash equities and derivatives businesses, only partially offset by lower client transaction volumes in the wealth management businesses;
- investment fund fees fell 3% to CHF 1,388 million due to lower sales-based fees and the reduced average asset base;
- portfolio and other management and advisory fees fell 6% to CHF 1,530 million mainly due to reduced management and performance fees from Global Asset Management, as well as a lower asset base, and therefore lower related fees, in the wealth management businesses; and
- other commission expenses rose 17% to CHF 515 million, mainly due to higher fees paid to fund distribution partners.

9M08 vs 9M07:
Net fee and commission income was CHF 18,145 million, down 21% from CHF 22,907 million. Income declined in all major fee categories, as outlined below:
- underwriting fees fell 40% to CHF 1,643 million, driven by a 48% decline in equity underwriting income due to reduced market activities and a lower UBS market share, as well as a 23% decline in debt underwriting fees, in the context of lower market transaction volume;
- mergers and acquisitions and corporate finance fees fell 34% to CHF 1,309 million, in an environment of lower mandated deal volumes;
- net brokerage fees fell 14% to CHF 4,988 million, mainly due to lower client transaction volumes in the wealth management businesses and the Investment Bank's equity derivatives business;
- investment fund fees fell 20% to CHF 4,417 million due to the reduced average asset base and, to a lesser extent, lower sales-based fees;
- portfolio and other management and advisory fees fell 17% to CHF 4,872 million, mainly due to reduced management and performance fees from Global Asset Management, as well as a lower asset base, and therefore lower related fees, in the wealth management businesses; and
- other commission expenses increased 1% to CHF 1,542 million, as higher expenses in the cash equities and derivatives equities businesses of the Investment Bank were partly offset by lower fees paid to fund distribution partners.
Other income
3Q08 vs 2Q08:
Other income was CHF 292 million, an increase from CHF 125 million. The main driver for this variation was the net gain from the sale of a minority stake in Adams Street Partners in third quarter 2008.
9M08 vs 9M07:
Other income was CHF 525 million, a decrease from CHF 3,584 million. The main driver for this change was UBS's sale of its stake in Julius Baer completed in second quarter 2007.

Net interest and trading income
	Quarter ended			% change from		Year-to-date
CHF million	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07
Net interest income	1,422	1,236	1,663	15	(14)	4,337	3,800
Net trading income	(1,509)	(3,543)	(3,479)	57	57	(16,696)	5,562
Total net interest and trading income	(88)	(2,307)	(1,816)	96	95	(12,359)	9,362

Breakdown by businesses
Net income from trading businesses [1]	(1,896)	(3,935)	(3,871)	52	51	(21,592)	3,762
Net income from interest margin businesses	1,513	1,526	1,581	(1)	(4)	4,620	4,593
Net income from treasury activities and other	296	102	474	190	(38)	4,614	1,007
Total net interest and trading income	(88)	(2,307)	(1,816)	96	95	(12,359)	9,362
1 Includes lending activities of the Investment Bank.

Operating expenses
3Q08 vs 2Q08:
Total operating expenses were CHF 6,036 million, down 26% from CHF 8,110 million, mainly due to lower accruals for performance-related compensation in third quarter, and the provision of CHF 919 million made in second quarter in relation to auction rate securities.
9M08 vs 9M07:
Total operating expenses were CHF 21,933 million, down 17% from CHF 26,545 million, mainly due to lower accruals for performance-related compensation, partly offset by higher legal provisions.
Personnel expenses
3Q08 vs 2Q08:
Personnel expenses decreased 13% to CHF 3,997 million from CHF 4,612 million, reflecting primarily lower accruals for performance-related compensation, mainly in the Investment Bank. Salary costs were also lower due to reduced staff levels.
Accruals made in second quarter reflected an adjustment relating to changes to the forfeiture provisions of future equity ownership plan (EOP) awards, resulting in lower expenses for the quarter. Further information on this adjustment can be found on page 6 of UBS's second quarter 2008 financial report.

9M08 vs 9M07:
Personnel expenses decreased 28% to CHF 13,884 million from CHF 19,231 million, reflecting primarily lower accruals for performance-related compensation, mainly in the Investment Bank. Salary costs were also lower due to reduced staff levels.
Accruals for performance-related compensation made in the first nine months of 2007 were high in comparison with prior periods, reflecting performance during first half 2007. The first nine months of 2007 also included accruals for awards to be made under the EOP for performance during this period. The first nine months of 2008 do not include comparable accruals, as EOP awards to be granted for performance year 2008 will be amortized over their vesting period, starting in 2009.
General and administrative expenses
3Q08 vs 2Q08:
At CHF 1,702 million, general and administrative expenses decreased CHF 1,129 million from CHF 2,831 million. This change was mainly driven by the provision of CHF 919 million made in second quarter 2008 in relation to auction rate securities. Other reductions came from lower travel and entertainment spending as well as lower marketing and public relations expenses. These were partly offset by higher professional fees.
9M08 vs 9M07:
At CHF 6,775 million, general and administrative expenses increased CHF 604 million from CHF 6,171 million. This change was mainly driven by the provision of CHF 919 million made in second quarter 2008 for the repurchase of auction rate securities and associated fines, which was partly offset by cost reductions in all other categories.
Depreciation, amortization and impairment
3Q08 vs 2Q08:
Depreciation of property and equipment was CHF 288 million, up CHF 11 million, mainly driven by higher depreciation on leasehold improvements. At CHF 50 million, amortization of intangible assets was virtually unchanged.
There was no goodwill impairment charge in third quarter 2008. A goodwill impairment charge of CHF 341 million was recorded in second quarter 2008, relating to the exiting of the municipal securities business by the Investment Bank.
9M08 vs 9M07:
Depreciation of property and equipment was CHF 846 million, down CHF 87 million, driven by lower depreciation in IT Infrastructure (ITI). At CHF 148 million, amortization of intangible assets declined from CHF 210 million.
A goodwill impairment charge of CHF 341 million was recorded in second quarter 2008, as described above; no impairment charge was recorded in the first or third quarters of 2008. There was no goodwill impairment charge in the first nine months of 2007.
Tax
3Q08 vs 2Q08:
UBS recognized a net income tax benefit of CHF 913 million for third quarter 2008, which mainly reflects a net impact of CHF 930 million from the recognition of an incremental net deferred tax asset on available tax losses which arose in the quarter. The deferred tax asset relates mainly to losses incurred in UBS AG, Switzerland, from the writedown of investments in US subsidiaries, following losses in these subsidiaries, which can be utilized to offset taxable income in Switzerland in future years. In addition, the settlement of a prior year tax audit matter contributed to the income tax benefit in third quarter 2008. UBS recognized a net income tax benefit of CHF 3,829 million for second quarter 2008, which mainly reflected a net impact of CHF 3,200 million from the recognition of an incremental net deferred tax asset on available tax losses.

9M08 vs 9M07:
UBS recognized a net income tax benefit of CHF 5,039 million in the first nine months of 2008, which mainly reflects a net impact of CHF 5,083 million from the recognition of an incremental net deferred tax asset on available tax losses. UBS recognized a tax expense of CHF 1,531 million in the first nine months of 2007.
Personnel
UBS employed 79,565 people on 30 September 2008, down 1,887, or 2%, compared with the end of second quarter 2008. This reduction is due to lower staff levels in all divisions.
In Global Wealth Management & Business Banking, staff levels decreased by 1,218 over third quarter 2008 to 49,621. Reductions were spread across most functional areas, mainly in non-client facing units.
In the same period, Global Asset Management reduced staff levels by 25 to 3,836 as staff reductions in equities, fixed income, global investment solutions and support functions were partly offset by increases in global real estate and fund services.
In comparison with second quarter 2008, staff levels on 30 September 2008 decreased by 574 to 18,901 in the Investment Bank, in line with the announced plans to reduce staff levels. As announced on 3 October 2008, the Investment Bank will continue to reduce headcount, bringing staff levels to approximately 17,000 by year end.
Staff levels at Corporate Center decreased by 70 to 7,207 over third quarter, as a higher number of employees in offshoring functions in India and Poland were more than offset by staff reductions in ITI and Operational Corporate Center.

Division performance from continuing operations before tax
	Quarter ended			% change from		Year-to-date
CHF million	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07
Wealth Management International & Switzerland	1,110	1,266	1,626	(12)	(32)	3,806	4,658
Wealth Management US	203	(741)	172		18	(356)	466
Business Banking Switzerland	548	598	556	(8)	(1)	1,686	1,665
Global Wealth Management & Business Banking	1,861	1,123	2,354	66	(21)	5,136	6,789
Global Asset Management	415	352	367	18	13	1,097	969
Investment Bank	(2,748)	(5,233)	(3,833)	47	28	(26,210)	(635)
Corporate Center	(7)	(330)	209	98		3,610	2,185
UBS	(480)	(4,089)	(903)	88	47	(16,368)	9,308

Personnel [1]
	As of			% change from
Full-time equivalents (FTE)	30.9.08	30.6.08	30.9.07	30.6.08	30.9.07
Switzerland	27,026	27,516	27,863	(2)	(3)
UK	7,607	8,003	8,862	(5)	(14)
Rest of Europe	4,938	4,962	4,706	0	5
Middle East / Africa	139	130	134	7	4
USA	27,530	28,356	30,409	(3)	(9)
Rest of Americas	2,077	2,073	2,013	0	3
Asia Pacific	10,248	10,413	9,827	(2)	4
Total	79,565	81,452	83,814	(2)	(5)

Personnel by division [1]
	As of			% change from
Full-time equivalents (FTE)	30.9.08	30.6.08	30.9.07	30.6.08	30.9.07
Wealth Management International & Switzerland	15,608	15,856	15,404	(2)	1
Wealth Management US	18,384	19,085	19,255	(4)	(5)
Business Banking Switzerland	15,629	15,898	16,187	(2)	(3)
Global Wealth Management & Business Banking	49,621	50,839	50,846	(2)	(2)
Global Asset Management	3,836	3,861	3,569	(1)	7
Investment Bank	18,901	19,475	22,666	(3)	(17)
Operational Corporate Center	1,597	1,647	1,568	(3)	2
IT Infrastructure	4,140	4,189	4,352	(1)	(5)
Group Offshoring	1,469	1,442	813	2	81
Corporate Center	7,207	7,277	6,733	(1)	7
Total	79,565	81,452	83,814	(2)	(5)
1 Personnel numbers exclude full-time equivalents from private equity (part of Corporate Center): 4 for 3Q08, 5 for 2Q08, 3,740 for 3Q07.

Risk management and control
Management report

Risk management and control
Summary of key developments in third quarter 2008
- The Swiss Federal Banking Commission (SFBC) concluded its investigation into the causes of the significant writedowns incurred by UBS; it confirms UBS's own conclusions on the causes in all material aspects. UBS has developed a comprehensive and detailed remediation plan to eliminate the weaknesses it identified, including those related to risk management and control. The remedial actions of this plan have been or are currently being implemented, and are supported by the SFBC.
- Exposures to US residential real estate-related positions were reduced by almost 50%. This was achieved largely through sustained sales and to a lesser extent further writedowns. Leveraged finance and commercial real estate positions were reduced through a combination of sales and writedowns, and further credit valuation adjustments were taken against credit default protection purchased from monoline insurers.
- UBS increased the scope of its internal management Value at Risk (VaR) to more accurately represent risk exposures and related hedges. Before these changes, credit hedges were included in VaR but the underlying credit exposures were not, resulting in an inconsistent treatment for risk monitoring and control. With the continued deterioration in credit markets, UBS has increased hedging activity against credit exposures in its over-the-counter (OTC) derivatives portfolio and therefore incorporated into its internal management VaR the impact of changes in credit spread sensitivities relating to these counterparty exposures. However, when computing the regulatory capital that is required to underpin market risks, these credit spread sensitivities currently need to be excluded. This has resulted in a material difference between UBS's internal management VaR and the VaR used for regulatory capital purposes. UBS has therefore changed its VaR disclosure to reflect the regulatory measure, but continues to provide details of its internal management VaR. Further information about this change can be found in the sidebar "Value at Risk developments - treatment of CVA" on page 26 of this report.
- On 16 October 2008, UBS announced a transaction with the Swiss National Bank (SNB) to materially reduce the risk of UBS's balance sheet. Up to USD 60 billion of currently illiquid securities and other assets will be transferred into a separate fund entity. This includes the majority of UBS's concentrated risk positions, excluding exposures to monoline insurers and leveraged finance. Further information about this transaction can be found in the sidebar "Transaction with the Swiss National Bank" on pages 6 to 8 of this report.
Market description
The credit crisis intensified during third quarter 2008. Fears of a global recession increased and were exacerbated by further declines in housing and credit markets in the US and Europe, which heightened concerns over the creditworthiness of some financial institutions. Inter-bank lending was severely curtailed, and it became much more difficult for hedge funds and other leveraged counterparties to gain access to liquidity. The spread between LIBOR and US Treasuries reached all time highs, reflecting the difficult liquidity environment. Credit spreads also widened dramatically, making the cost of financing for companies increasingly expensive. Significant bank failures or forced restructurings occurred in the US and Europe, triggering intervention from central banks which supported both specific institutions and the global financial system as a whole.
Equity markets were extremely volatile and trended sharply down over the quarter, driven by deleveraging and extreme risk aversion from investors. The market dislocation adversely impacted the performance of many hedge funds as trading conditions in virtually all asset classes, including convertible bonds and leveraged loans, were very challenging. Money market funds also experienced unprecedented levels of redemptions as financial markets remained extremely difficult.
Commercial paper and term financing markets deteriorated. Secured financing markets also experienced difficulties as illiquid collateral was rejected in repo markets in some circumstances. Hedge funds continued to experience sharp performance declines and are facing significant redemptions. This will place further pressure on asset prices as hedge funds continue to deleverage. Prime brokers are requiring significantly more collateral from hedge funds on illiquid assets, such as convertibles and some corporate securities, increasing downward pressure on asset values as financing becomes harder to obtain. Emerging markets have also experienced rapid depreciation in their currencies, indicating an overall drop in confidence in those markets.

Identified risk concentrations
A concentration of risk exists where: (i) positions in financial instruments are affected by changes in the same risk factor or group of correlated factors; and (ii) the exposure could, in the event of large but plausible adverse developments, result in significant losses.
The identification of risk concentrations requires judgment because potential future developments cannot be predicted with certainty and may vary from period to period. In determining whether a concentration of risk exists, risk controllers consider a number of elements, both individually and in combination. These elements include: the shared characteristics of the instruments; the size of the position; the sensitivity of the position to changes in risk factors and the volatility of those factors; the liquidity of the markets where the instruments are traded; and the availability and effectiveness of hedges or other potential risk mitigants.
If a risk concentration is identified, it is assessed to determine whether it should be reduced or mitigated, and the available means to do so. Identified concentrations are subject to increased monitoring.
Based on UBS's assessment of the portfolios and asset classes with potential for material loss in a stress scenario relevant to the current environment, the firm believes the exposures shown below can be considered risk concentrations according to the above definition.
It is possible that material losses could occur with regard to asset classes, positions and hedges other than those disclosed in pages 21 to 25 of this report, particularly if the correlations that emerge in a stressed environment differ markedly from those envisaged by UBS. This includes UBS's exposures to the hedge fund industry, which is experiencing difficulties, through its significant prime services and derivatives trading businesses. The prime services business lends money on a secured basis against assets which may be difficult to sell in the event of forced liquidation. Further areas of potential risk include exposures to other US asset-backed securities (ABSs), non-US residential and commercial real estate and mortgages (particularly the Swiss mortgage market), non-US ABSs, non-US reference-linked note (RLN) programs and structured credit programs. UBS is also exposed to credit spread and default risk, to other idiosyncratic and correlation risks on both equities and fixed income inventory, and to emerging markets country risk in many of its trading activities. UBS also has exposures to spreads between funded instruments and associated derivatives, commonly referred to as basis risk, in many risk categories including those that are subject to the transaction with the SNB described in the sidebar on pages 6 to 8 of this report. UBS has also loaned money to the RMBS Opportunities Master Fund, LP, which is secured against a portfolio of US RMBS assets, and a deterioration in the value of those assets could expose UBS to risk (for further information, see the "Update on BlackRock fund transaction" sidebar on page 31 of this report). UBS has bought and may continue to buy securities from funds and units in funds that it has sold to clients. Such purchases, especially of illiquid assets such as hedge funds, could create a significant risk exposure for UBS. The possibility of material losses on such positions cannot be ruled out. In addition, UBS's option to buy equity in the SNB fund may generate material gains or losses in future periods. Further information about this transaction can be found in the sidebar "Transaction with the Swiss National Bank" on pages 6 to 8 of this report.
In the tables shown on pages 22 to 25 of this report, the size of the positions held by UBS is generally expressed as "net exposure", with gross exposures detailed in the footnotes where relevant. Net exposure for each instrument class represents long positions minus short positions where hedge effectiveness is considered to be high. If, at some future date, hedges become ineffective, UBS's net exposures would increase in the absence of other risk mitigating actions taken by the firm.
From a risk management perspective, it is necessary to look beyond net exposure and consider important characteristics of the underlying assets and financial instruments - for example, factors such as vintages, delinquency rates and credit ratings in the underlying mortgage pools, differences in attachment points, timing of cash flows and control rights in the securities held, as well as basis risks and counterparty risk associated with the hedges.
The data presented in this section is as of 30 September 2008 and does not take into account the reduction in net exposures that will result from the transfer of positions to a fund controlled by the SNB. Further information about this transaction can be found in the sidebar "Transaction with the Swiss National Bank" on pages 6 to 8 of this report.
Exposure to US mortgage markets
Positions related to US residential mortgages

Consolidated US residential mortgage exposure and profit and loss information
USD million	Net exposures as of 30.6.08 [1]	Profit and loss 3Q08	Other net changes in net exposures [2]	Net exposures as of 30.9.08 [1]
Super senior residential mortgage-backed securities (RMBSs) collateralized debt obligations (CDOs)	4,121	(574)	(1,390)	2,157
of which:
Sub-prime	3,673	(368)	(1,367)	1,938
Alt-A	0	0	0	0
Prime	448	(206)	(23)	219
Residential mortgage-backed securities (RMBSs)	15,039	(1,443)	(5,874)	7,721
of which:
Sub-prime [3]	3,052	(27)	243	3,268
Alt-A	6,385	(698)	(3,346)	2,340
Prime	5,602	(718)	(2,771)	2,113
Total US residential mortgage-related	19,160	(2,017)	(7,264)	9,878
Total Sub-prime [3]	6,724	(394)	(1,125)	5,206 [4]
Total Alt-A	6,384	(699)	(3,346)	2,340 [5]
Total prime	6,050	(925)	(2,794)	2,331 [6]
Total US residential mortgage-related	19,160	(2,017)	(7,264)	9,878
1 Net exposure represents market value of gross exposure net of short positions and hedges considered effective. 2 Includes additions, disposals, amortizations, adjustments to hedges, reclassifications. 3 Includes warehouse and retained CDO positions in the amount of USD 100 million as of 30 June 2008 and USD 55 million as of 30 September 2008. 4 At 30 September 2008, the market value of gross exposure to US sub-prime-related positions was USD 7.8 billion (excludes positions hedged with monoline insurers where hedges are considered effective). 5 At 30 September 2008, the market value of the gross exposure to Alt-A-related positions was USD 2.6 billion. 6 At 30 September 2008, the market value of the gross exposure to prime-related positions was USD 2.3 billion (excludes positions hedged with monoline insurers where hedges are considered effective).

UBS's net exposure to US residential mortgages was reduced by almost 50% to USD 9.9 billion at 30 September 2008, primarily through asset sales and, to a lesser extent, writedowns, hedging and amortizations. Writedowns were mainly taken against super senior residential mortgage-backed securities (RMBS), collateralized debit obligations (CDOs), and prime and Alt-A RMBSs.
On 30 September 2008, over 50% of UBS's remaining positions in super senior RMBS CDOs related to mortgage loans of vintage 2005 or earlier. The other 50% related predominantly to mortgage loans with 2006 vintages, with a small amount relating to 2007 vintages. These securities have a range of subordination levels and maturities. Rights upon events of default also vary.

At the same date, approximately 75% of RMBSs related to mortgage loans with 2006 or 2007 vintage, while the remaining securities related to mortgage loans of 2005 or earlier vintages. On 30 September 2008, approximately 70% of RMBSs were rated AAA.

US reference-linked note program exposures and profit and loss information
USD million	Net exposures as of 30.6.08 [1,2]	Profit and loss 3Q08 [3]	Other net changes in net exposures [4]	Net exposures as of 30.9.08 [1,2]
Sub-prime and Alt-A	2,168	(91)	(144)	1,933
Commercial mortgage-backed securities (CMBSs)	1,749	(146)	31	1,634
Other ABSs and corporate debt	3,878	(82)	(159)	3,637
Total	7,795	(320)	(272)	7,204
1 Net exposure represents market value of gross exposure net of short positions and hedges considered effective. 2 US reference-linked note exposure has been excluded from the corresponding asset categories. 3 Includes profit and loss from macro hedges for the RLN program overall. 4 Includes additions, disposals, amortizations, adjustments to hedges.

US reference-linked note program: gross versus net exposures
	30.9.08			30.6.08
USD million	Gross exposures	Remaining credit protection [1]	Net exposures	Gross exposures	Remaining credit protection [1]	Net exposures
Reference pool notional	16,851	3,826	13,025	16,851	3,826	13,025
Market value	8,591	1,387	7,204	9,411	1,616	7,795
of which: sub-prime and Alt-A	2,137	204	1,933	2,438	270	2,168
of which: commercial mortgage-backed securities (CMBSs)	2,223	589	1,634	2,364	615	1,749
of which: other asset-backed securities (ABS) and corporate debt	4,231	594	3,637	4,608	730	3,878
1 Attribution of credit protection to different asset categories for each transaction assumes that protection will be used first to absorb potential losses on sub-prime and Alt-A assets, second to absorb losses on CMBS assets and third to absorb losses on other asset categories.

Positions related to the US reference-linked note program
The structure of UBS's reference-linked note (RLN) program is explained in more detail in the sidebar on page 22 of UBS's second quarter 2008 financial report.
UBS has created ten US RLNs to date. The maximum permitted notional value of the underlying reference pools is USD 16.9 billion, and UBS held total notional credit protection of USD 3.8 billion (on average about 23%). The market value of the remaining credit protection was USD 1.4 billion on 30 September 2008.
At 30 September 2008, the total net exposure to assets held by UBS in connection with the US RLN program was USD 7.2 billion, a reduction of USD 0.6 billion since the end of second quarter 2008.

Losses in third quarter 2008 totaled USD 320 million and related mainly to the US residential / commercial real estate component of the US RLN program. As there are multiple RLN programs which reference different pools of underlying assets, and as credit protection is specific to each RLN program, credit protection may be fully utilized for certain asset classes in the individual programs. As a result, losses will not always be offset by a reduction in the remaining credit protection. Similarly, remaining credit protection may also increase as a result of amortizations, adjustments to hedges and disposals.
Exposure to monoline insurers

Exposure to monoline insurers, by rating [1]
USD million	30.9.08
	Notional amount [3]	Fair value of underlying CDOs [4]	Fair value of CDSs prior to credit valuation adjustment [5]	Credit valuation adjustment as of 30.9.08	Fair value of CDSs after credit valuation adjustment
	Column 1	Column 2	Column 3 (= 1-2)	Column 4	Column 5 (= 3-4)
Credit protection on US RMBS CDOs [2]	9,153	2,900	6,253	3,617	2,637
of which: from monolines rated AAA to A	4,828	1,502	3,326	1,391	1,935
on US sub-prime residential mortgage-backed securities (RMBS) CDOs high grade	4,804	1,487	3,317	1,388	1,929
on US sub-prime RMBS CDOs mezzanine	0	0	0	0	0
on other US RMBS CDOs	24	15	9	3	6
of which: from monolines rated BBB and below	4,325	1,398	2,927	2,226	702
on US sub-prime residential mortgage-backed securities (RMBS) CDOs high grade	1,442	352	1,091	921	170
on US sub-prime RMBS CDOs mezzanine	1,099	112	987	820	167
on other US RMBS CDOs	1,784	934	850	485	365
Credit protection on other assets [2]	12,518	9,499	3,018	1,396	1,623
of which: from monolines rated AAA to A	6,559	4,751	1,808	774	1,034
of which: from monolines rated BBB and below	5,959	4,748	1,211	622	589
Total 30.9.08	21,671	12,399	9,272	5,012	4,259
Total 30.6.08	24,487	14,996	9,491	5,516	3,973
1 Excludes the benefit of credit protection purchased from unrelated third parties. 2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies. 3 Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection. 4 Collateralized debt obligations (CDOs). 5 Credit default swaps (CDSs).

The vast majority of UBS's direct exposure to monoline insurers arises from OTC derivative contracts - mainly credit default swaps (CDSs) purchased to hedge specific positions. On 30 September 2008, the total fair value of CDS protection purchased from monoline insurers against these positions was USD 4.3 billion after cumulative credit valuation adjustments (CVAs) of USD 5.0 billion. Of these totals, USD 2.6 billion represents the fair value of CDSs bought as protection for US RMBS CDOs, after cumulative credit valuation adjustments of USD 3.6 billion.
Exposure under CDS contracts to monoline insurers is calculated as the sum of the fair values of individual CDSs after credit valuation adjustments. This, in turn, depends on the valuation of the instruments against which protection has been bought. A positive fair value, or a valuation gain, on the CDS is recognized if the fair value of the instrument it is intended to hedge decreases.
The table below shows the CDS protection bought from monoline insurers to hedge specific positions. It illustrates the notional amounts of the protection originally bought, the fair value of the underlying instruments and the fair value of the CDSs both prior to and after credit valuation adjustments taken for these contracts. Exposures to one monoline insurer that defaulted on its obligation to UBS have been excluded from the table below. CDS contracts with this monoline insurer have been cancelled and the underlying CDOs are treated as unhedged and are included in the corresponding super senior RMBS CDO exposure. Further information on CVA valuation and sensitivities can be found in Note 10 to the financial statements.
Other than credit protection bought on positions detailed in the table below, UBS held a small amount of direct OTC derivative exposure to monolines of USD 375 million after CVAs of USD 265 million. In its trading portfolio, UBS also had indirect exposure to monoline insurers through securities which the insurers have guaranteed ("wrapped") and these comprise securities issued by US states and municipalities, US student loan programs and other asset-backed securities. The market value of these securities totaled approximately USD 8.8 billion on 30 September 2008 compared with approximately USD 9.8 billion on 30 June 2008.

Exposure to auction rate securities

Auction rate securities exposure and profit and loss information
USD million	Net exposures as of 30.6.08 [1]	Profit and loss 3Q08	Other net changes in net exposures [2]	Net exposures as of 30.9.08 [1,3]
US student loan auction rate certificates [4]	8,315	(337)	(59)	7,919
US municipal auction rate certificates	549	6	(225)	329
US auction preferred securities	308	(9)	(7)	292
Total	9,172	(340)	(291)	8,540
1 Net exposure represents market value of gross exposure net of short positions and hedges considered effective. 2 Includes additions, disposals, amortizations and adjustments to hedges. 3 At 30 September 2008, USD 4.4 billion of the US student loan auction rate certificates (ARCs) were monoline wrapped. 4 In addition to the US student loan ARCs, UBS was holding USD 0.5 billion of other student loan ABSs on 30 September 2008. The corresponding amount for 30 June 2008 was USD 0.7 billion.

Auction rate securities (ARS) are long-term securities structured to allow frequent reset of their coupon and, at the same time, the possibility for holders to sell their investment in a periodic auction, giving the securities some of the characteristics of a short-term instrument in normal market conditions. These are typically issued by US municipal entities and US student loan trusts, and may be wrapped by monoline insurers.
Coupons paid on ARS are determined by an auction at the beginning of each interest reset period, the intention being to allow investors to earn a market rate of interest. UBS acts as a re-marketing coordinator for certain ARS programs. Although it is not obligated to do so, UBS has provided liquidity, from time to time, to these markets by submitting bids to ARS auctions.
In third quarter 2008, the market for student loan ARS remained illiquid and UBS's inventory was marked down accordingly. This resulted in a loss of USD 337 million in third quarter 2008. In addition, UBS incurred losses of USD 26 million on other student loan ABS. On 30 September 2008, UBS had student loan ARS positions in its trading inventory with a market value totaling USD 7.9 billion, of which USD 4.4 billion were monoline wrapped. At the same date, exposure to other student loan ABS totaled USD 0.5 billion.
Maximum exposure to client auction rate securities

Client holdings: auction rate securities
			Buy-back period
	Par value of maximum	Private clients		Institutional clients
USD million	required purchase as at 30.9.08	31.10.08 to 4.1.11	2.1.09 to 4.1.11	30.6.10 to 2.7.12
US student loan auction rate certificates	12,263	495	2,737	9,032
US municipal auction rate securities	2,218	246	1,608	364
US taxable auction preferred securities	3,067	883	1,801	383
US tax exempt auction rate securities	3,320	559	2,468	294
Total	20,868	2,182	8,614	10,072

Under previously announced agreements in principle with various regulatory agencies in the US, and a definitive settlement with the Massachusetts Securities Division, UBS has committed to restore liquidity to client holdings of ARS. On 7 October 2008, UBS filed a registration statement with the Securities and Exchange Commission for Auction Rate Securities Rights necessary to offer clients the right to sell their ARS to UBS at par value during their buyback period. The table on the next page shows the maximum required repurchase amount at par of ARS, which would occur over various time periods between 31 October 2008 and 2 July 2012 according to client type and security. Repurchase obligations could be accelerated at the discretion of UBS to mitigate its risks by executing restructurings or other potential transactions. UBS anticipates that the maximum required repurchase amount is likely to decline over time as issuers refinance their debt obligations and UBS works with issuers, industry peers and US government officials on restructuring initiatives and redemption opportunities. The maximum required repurchase amount at par of auction rate securities detailed in second quarter 2008 was USD 22.1 billion. Further information can be found in the sidebar "Auction rate securities - recent developments" on page 15 of UBS's second quarter 2008 financial report.
Approximately 86% of the USD 12.3 billion student loan auction rate securities in the portfolio are securities backed by Federal Family Education Loan Program (FFELP) collateral which is reinsured by the US Department of Education for up to 97% of principal and interest. The municipal ARC portfolio of USD 2.2 billion is comprised of high quality municipal issuers. Approximately 72% of all municipal ARC client holdings are AAA or AA and 26% of all client holdings are rated A. For classification purposes, where a security has a split rating, the lower rating has been used. Approximately 98% of the USD 6.4 billion of auction preferred securities are rated AAA. For details on the provisions taken against the agreement to repurchase client ARS, refer to Note 14 to the financial statements of this report.

Positions related to US commercial real estate

US commercial real estate exposures and profit and loss information
USD million	Net exposures as of 30.6.08 [1]	Profit and loss 3Q08	Other net changes in net exposures [2]	Net exposures as of 30.9.08 [1,3]
US super senior CMBS collateralized debt obligations (CDOs)	695	(57)	(48)	590
US CMBS / CMBX trading positions	4,618	(11)	(1,882)	2,725
US commercial real estate loans [4]	2,920	98	33	3,051
Total	8,233	29	(1,896)	6,366
1 Net exposure represents market value of gross exposure net of short positions and hedges considered effective. 2 Includes additions, disposals, amortizations and adjustments to hedges. 3 At 30 September 2008, the market value of the gross exposure was USD 0.6 billion for super senior CMBS CDOs (excludes positions hedged with monoline insurers where hedges are considered effective), USD 9.9 billion for CMBS / CMBX trading positions and USD 3.1 billion for US commercial real estate loans. 4 Includes net exposures of USD 348 million from equity investments.

At 30 September 2008, UBS had net exposures to US commercial real estate (CRE) from three sources. The first was super senior commercial mortgage-backed securities (CMBS) CDOs amounting to net exposure of USD 0.6 billion. The second category was trading inventory, which included CMBS cash and derivative positions, and positions held for securitization, amounting to a net exposure of USD 2.7 billion at 30 September 2008, a decrease of more than 40% over the period. Almost all of the CMBS positions are rated A or better. The third category of net CRE exposures consisted of direct loans and investments totaling USD 3.1 billion on 30 September 2008, of which USD 348 million are classified as equity investments. The assets in this category are diversified by sector and geography.
Exposure to leveraged finance deals
UBS defines leveraged finance deals according to its internal credit ratings, which correspond with external corporate credit ratings of BB- or worse. The fair value amount of leveraged finance commitments entered into by UBS was USD 4,677 million at 30 September 2008, of which USD 3,665 million were funded. Leveraged finance commitments at 30 June 2008 were USD 6,102 million, of which USD 4,084 million were funded. Leveraged finance markets deteriorated significantly in third quarter 2008 and UBS marked down its leveraged finance commitments by a further USD 673 million.

Risk categories
Market risk
Market risk is the risk of loss resulting from changes in market variables of two broad types: general market risk factors and idiosyncratic components. General market risk factors include interest rates, exchange rates, equity market indices, commodity prices and general credit spreads. Idiosyncratic components are specific to individual names and affect the values of their securities and other obligations in tradable form, and derivatives referenced to those names.
Most of UBS's market risk comes from the Investment Bank's trading activities. Group Treasury, part of Corporate Center, assumes foreign exchange and interest rate risk in connection with UBS's balance sheet, profit and loss, and capital management responsibilities, while the wealth and asset management operations take limited market risk in support of client business.
Value at Risk developments - treatment of CVA
UBS incorporates the counterparty credit risk associated with over-the-counter (OTC) derivatives transactions into its fair value estimates via the credit valuation adjustment (CVA). This amount represents the estimated market value of protection required to hedge credit risk from counterparties in UBS's OTC derivatives portfolio, taking into account expected future exposures, collateral and netting arrangements. UBS further calculates the estimated sensitivity of this amount to changes in relevant credit spreads.
Where it is efficient to do so, UBS hedges CVA exposures to a counterparty using single name credit default swaps (CDSs) that fully offset the underlying risk exposure. Such transactions are subject to banking book rather than trading book treatment for regulatory capital purposes and are therefore not considered in the calculation of regulatory Value at Risk (VaR). However, where the hedge transaction does not perfectly offset the underlying risk, the hedges must be classified as trading book for regulatory capital purposes, whereas the related counterparty credit risk is classified as banking book. In such instances, the hedge is included in calculating regulatory VaR but the credit exposure currently does not qualify for this treatment.
As a result of continued dislocation in credit markets, UBS has increased its hedging activity in recent quarters to mitigate counterparty CVA exposures, while simultaneously refining its VaR model to increase the granularity of credit spread risk representation between derivative, cash and index positions. Accordingly, UBS has increased the scope of its VaR to incorporate the CVA exposures associated with its CVA hedging activity to more accurately represent underlying risk exposures and their related hedges. This enhancement was implemented for internal management VaR during third quarter 2008, to address the overstatement of risk resulting from inclusion of hedges, but not the risks being hedged.
The enhancement is not incorporated in regulatory VaR. UBS's reported VaR exposure is based on the regulatory VaR measure with the comparable internal VaR measure provided for information.
Monoline CVA and related hedges were not included as part of this implementation and remain in banking booking for regulatory capital purposes, and are not incorporated in internal management or regulatory VaR. For further details on monoline CVA valuation and sensitivities, refer to the risk concentration sections on pages 21 to 25 and Note 10 to the financial statements of this report.
Value at Risk
Value at Risk (VaR) is a statistical measure of market risk, representing a loss greater in absolute value than the market risk losses that would be realized over a set time period at an established probability. This assumes no change in the firm's trading positions. The tables on page 28 show this statistic calibrated to a 10-day horizon and a 99% probability. For a variety of reasons, the actual realized market risk loss experienced may differ from that implied by the VaR measures of the firm. For example, the historical period used in creating the VaR measure had fluctuations in market rates and prices that may differ from those in the future; the firm's intra-period trading may mute or accentuate the losses; and the revenue consequences of a market move may differ from what is assumed when the VaR measure was created. All VaR measures are subject to these limitations to some extent and must be interpreted accordingly. UBS continues to review the performance of its VaR implementation and will continue to enhance its VaR model to more accurately capture the relationships between the market risks associated with certain positions, as well as the revenue impact of large market movements for some trading positions.

UBS's period-end Investment Bank regulatory VaR ended the quarter at CHF 519 million, up from CHF 396 million at the prior period end. This change was driven largely by an increase in hedges used to mitigate CVA exposures from counterparties in the OTC derivatives portfolio. As noted in the sidebar, hedges are included in regulatory VaR, while the CVA exposures are not. This also resulted in a significant increase in average Investment Bank regulatory VaR to CHF 461 million compared with CHF 310 million in second quarter 2008.
Interest rate regulatory VaR, which includes exposure to movements in general credit spreads as well as exposure to the level and shape of yield curves, continued to be the key driver of Investment Bank regulatory VaR in third quarter 2008. Directional interest rate exposure remained stable quarter on quarter but the dominance of credit spreads in interest rate regulatory VaR increased significantly as a result of the hedging activity referred to above.
Period-end and average equities regulatory VaR remained relatively stable in third quarter compared with the prior period.
Regulatory VaR for UBS as a whole followed a similar pattern to Investment Bank regulatory VaR.
Backtesting
"Backtesting" compares one-day regulatory VaR calculated on positions at the close of each business day with the revenues arising on those positions on the following business day. These "backtesting revenues" exclude non-trading revenues, such as fees and commissions, and estimated revenues from intraday trading. A "backtesting exception" occurs when backtesting revenues are negative and greater than the previous day's VaR.
UBS experienced three backtesting exceptions in third quarter 2008, down from 11 the previous quarter. The exceptions occurred either on trading days with exceptional market volatility or as a result of markdowns on asset-backed security positions. Price visibility for some of these products deteriorated over the period and the changes booked on a single day can reflect the cumulative impact over several days of market intelligence.
As UBS reported in its first quarter 2008 financial report, illiquid US residential mortgage-related positions were reclassified to banking book for regulatory capital purposes and excluded from VaR and backtesting from 1 January 2008. The analysis of backtesting revenues over a one-year period is therefore split between the last three months of 2007 and the first nine months of 2008, as illustrated in the histograms on page 29. Histograms comparing daily backtesting revenues with the corresponding VaR for days when the backtesting revenues are negative are also shown on this basis. In these histograms, a positive result represents a loss less than VaR and a negative result represents a loss greater than VaR, and therefore a backtesting exception. The histogram on page 30 shows all daily revenues from businesses with trading activities, including positions classified as banking book for regulatory capital purposes, and covers the 12 months to 30 September 2008.
As an essential complement to VaR, UBS runs macro stress scenarios bringing together various combinations of market moves to reflect the most common types of potential stress events, and more targeted stress tests for concentrated exposures and vulnerable portfolios.

UBS: Value at Risk (10-day, 99% confidence, five years of historical data)
	Quarter ended 30.9.08				Quarter ended 30.6.08
CHF million	Min.	Max.	Average	30.9.08	Min.	Max.	Average	30.6.08
Divisions
Investment Bank [1]	342	601	461	519	254	426	310	396
Global Asset Management	1	5	2	4	1	3	2	2
Global Wealth Management & Business Banking	1	6	3	3	1	3	2	2
Corporate Center [2]	4	60	14	11	3	93	35	6
Diversification effect	[3]	[3]	(20)	(17)	[3]	[3]	(37)	(7)
Total regulatory VaR	341	609	460	520	253	424	312	399
Diversification effect (%)			(4)	(3)			(11)	(2)
Management VaR [1,4]	250	393	303	344	246	443	316	382
1 From 1 January 2008, excludes US residential sub-prime and Alt-A mortgage-related exposures, super senior RMBS CDOs and the US reference-linked note program. 2 Corporate Center regulatory VaR only includes FX risk of Group Treasury. 3 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect. 4 Includes all positions (including CVAs) subject to internal management VaR limits.

Investment Bank: Value at Risk (10-day, 99% confidence, five years of historical data) [1]
	Quarter ended 30.9.08				Quarter ended 30.6.08
CHF million	Min.	Max.	Average	30.9.08	Min.	Max.	Average	30.6.08
Risk type
Equities	104	137	119	121	117	150	128	126
Interest rates (including credit spreads)	362	659	511	575	257	478	312	422
Foreign exchange	17	58	30	29	16	51	34	32
Energy, metals and commodities	18	33	25	24	20	60	37	21
Diversification effect	[2]	[2]	(223)	(231)	[2]	[2]	(201)	(206)
Total regulatory VaR	342	601	461	519	254	426	310	396
Diversification effect (%)			(33)	(31)			(39)	(34)
Management VaR [1,3]	253	390	303	339	249	443	313	388
1 From 1 January 2008, excludes US residential sub-prime and Alt-A mortgage-related exposures, super senior RMBS CDOs and the US reference-linked note program. 2 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect. 3 Includes all positions (including CVAs) subject to internal management VaR limits.

UBS: Value at Risk (1-day, 99% confidence, five years of historical data) [1]
		Quarter ended 30.9.08				Quarter ended 30.6.08
CHF million		Min.	Max.	Average	30.9.08	Min.	Max.	Average	30.6.08
Investment Bank	Regulatory VaR [2]	111	210	157	184	96	153	115	132
	Management VaR [3]	105	171	132	171	102	150	117	135
UBS	Regulatory VaR [2]	111	207	158	186	97	158	115	131
	Management VaR [3]	103	168	131	165	101	152	117	135
1 10-day and 1-day Value at Risk (VaR) results are separately calculated from underlying positions and historical market moves. They cannot be inferred from each other. From 1 January 2008, excludes US residential sub-prime and Alt-A mortgage-related exposures, super senior RMBS CDOs and the US reference-linked note program. 2 Backtesting is based on regulatory capital VaR. 3 Includes all positions subject to internal management VaR limits.

Credit risk
Credit risk is the risk of loss resulting from the failure of a client or counterparty to meet its contractual obligations. It arises on traditional banking products, such as loans and commitments, as well as derivatives and similar transactions. A form of credit risk also arises on securities and other obligations in tradable form, with their fair values affected when expectations change regarding the probability of failure to meet obligations and actual failures. Where these instruments are held in connection with a trading activity, UBS controls the risk as a market risk.
Credit loss expense
UBS recorded a credit loss expense of CHF 357 million in third quarter 2008, compared with CHF 19 million the prior quarter. As a consequence of the continued deterioration in financial markets, the Investment Bank credit loss expense increased to CHF 317 million from CHF 10 million, mainly due to new allowances on loans and securities financing positions as a consequence of the continued deterioration in financial markets.
Global Wealth Management & Business Banking reported a CHF 40 million credit loss expense in third quarter 2008, compared with CHF 8 million in second quarter 2008.

Credit loss (expense) / recovery
	Quarter ended			% change from		Year-to-date
CHF million	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07
Global Wealth Management & Business Banking	(40)	(8)	11	400		(51)	43
Investment Bank	(317)	(10)	(26)			(635)	(43)
UBS	(357)	(19)	(15)			(686)	0

Gross lending portfolio
UBS's gross lending portfolio was CHF 418 billion on 30 September 2008, up from CHF 398 billion on 30 June 2008. In Global Wealth Management & Business Banking, the gross lending portfolio was CHF 256 billion on 30 September 2008, compared with CHF 250 billion at the previous quarter end, with the increase mainly driven by the appreciation of the US dollar against the Swiss franc. The gross lending portfolio in the Investment Bank was CHF 161 billion, up from CHF 147 billion on 30 June 2008. This increase was largely due to the appreciation of the US dollar against the Swiss franc and market volatility which increased the variation margin required to be deposited with exchanges and brokers as well as the variability of interbank placements.
The ratio of the impaired lending portfolio to total gross lending portfolio increased from 0.6% on 30 June 2008 to 0.8% on 30 September 2008. The level of the gross impaired lending portfolio was CHF 3,180 million on 30 September 2008, up 44% from CHF 2,205 million on 30 June 2008. The Investment Bank's gross impaired lending portfolio increased by CHF 1,046 million to CHF 1,619 million, largely driven by facilities collateralized on receivables and real estate-related positions. The overall provisioning level of 18% of the Investment Bank's impaired lending portfolio was deemed sufficient due to the availability and quality of the collateral. Global Wealth Management & Business Banking's impaired lending portfolio decreased by CHF 71 million to CHF 1,561 million in third quarter 2008.

Update on BlackRock fund transaction
As explained in UBS's second quarter 2008 financial report, UBS sold a portfolio of US residential mortgage-backed securities (RMBSs) for proceeds of USD 15 billion to the RMBS Opportunities Master Fund, LP (the "RMBS fund"), a third party entity managed by BlackRock, Inc. The RMBS fund was capitalized with approximately USD 3.75 billion in equity raised by BlackRock from thirdparty investors and an eight-year amortizing USD 11.25 billion senior secured loan provided by UBS. For further details on this transaction refer to the sidebar on page 20 of UBS's second quarter 2008 financial report.
Since inception, the RMBS fund has amortized the loan through monthly payments in line with UBS's original expectations. As at 30 September 2008, the loan had a balance outstanding of USD 9.9 billion. UBS does not consolidate the RMBS fund into its balance sheet as the equity investors in the RMBS fund continue to receive the majority of its risks and rewards. UBS continues to monitor the development of the RMBS fund's performance and would reassess its consolidation status if deterioration of the underlying mortgage pools related to the RMBSs indicates that UBS may not fully recover the loan granted to the RMBS fund.

Allowances and provisions for credit losses
CHF million	Wealth Management International & Switzerland		Wealth Management US		Business Banking Switzerland		Global Wealth Management & Business Banking		Investment Bank		Others [1]		UBS
As of	30.9.08	30.6.08	30.9.08	30.6.08	30.9.08	30.6.08	30.9.08	30.6.08	30.9.08	30.6.08	30.9.08	30.6.08	30.9.08	30.6.08
Due from banks	2,208	221	1,110	907	5,378	5,927	8,696	7,055	60,955	48,952	547	468	70,198	56,475
Loans	87,218	84,828	20,678	18,620	139,137	139,073	247,033	242,521	99,554	98,161	788	642	347,375	341,324
Total lending portfolio, gross [2]	89,426	85,049	21,788	19,527	144,515	145,000	255,729	249,576	160,508	147,113	1,335	1,110	417,572	397,799
Allowances for credit losses	(32)	(15)	(12)	0	(790)	(852)	(834)	(867)	(290)	(111)	0	0	(1,123)	(978)
Total lending portfolio, net	89,395	85,034	21,775	19,527	143,725	144,148	254,895	248,709	160,219	147,002	1,335	1,110	416,449	396,821
Impaired lending portfolio, gross	42	6	16	0	1,503	1,626	1,561	1,632	1,619	573	0	0	3,180	2,205
Estimated liquidation proceeds of collateral for impaired loans	(18)	0	(4)	0	(514)	(571)	(536)	(571)	(1,263)	(410)	0	0	(1,799)	(981)
Impaired lending portfolio, net of collateral	24	6	12	0	989	1,055	1,025	1,061	356	163	0	0	1,381	1,224
Allocated allowances for impaired lending portfolio	24	6	12	0	775	828	811	834	290	111	0	0	1,101	945
Other allowances for lending portfolio	8	9	0	0	15	24	23	33	0	0	0	0	22	33
Total allowances for credit losses in lending portfolio	32	15	12	0	790	852	834	867	290	111	0	0	1,123	978
Allowances and provisions for credit losses outside of lending portfolio	0	0	0	0	46	42	46	42	297	358	0	0	343	400

Ratios
Allowances for lending portfolio as a % of total lending portfolio, gross	0.0	0.0	0.1	0.0	0.5	0.6	0.3	0.3	0.2	0.1	0.0	0.0	0.3	0.2
Impaired lending portfolio as a % of total lending portfolio, gross	0.0	0.0	0.1	0.0	1.0	1.1	0.6	0.7	1.0	0.4	0.0	0.0	0.8	0.6
Allocated allowances as a % of impaired lending portfolio, gross	57.1	100.0	75.0	0.0	51.6	50.9	52.0	51.1	17.9	19.4	0.0	0.0	34.6	42.9
Allocated allowances as a % of impaired lending portfolio, net of collateral	100.0	100.0	100.0	0.0	78.4	78.5	79.1	78.6	81.5	68.1	0.0	0.0	79.7	77.2
1 Includes Global Asset Management and Corporate Center. 2 Excludes loans designated at fair value.

Operational risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external causes, whether deliberate, accidental or natural. Operational risks are monitored and, to the extent possible, controlled and mitigated.
UBS recognizes that it cannot eliminate all operational risks and, even where possible, it may not always be cost-effective to do so.
Many potential causes of loss are identified before the probability, timing or amounts of future costs are known with certainty. International Financial Reporting Standards (IFRS) require UBS to make provisions for present obligations due to past events, based on a best estimate of the liability, when it is probable that a payment will be required and where the amount can be reliably estimated, even if the amount to be paid has not been determined yet. This requires an exercise of judgment. Once UBS is able to quantify any potential operational risk more accurately, the corresponding provision is revised up or down.
UBS is also required to hold capital against operational risk, which is converted into a risk-weighted asset (RWA) equivalent, under the revised capital framework of Basel II which became effective on 1 January 2008. Further information can be found in the "Capital requirements under Basel II" sidebar on page 57 of UBS's second quarter 2008 financial report and the capital management section on pages 54 to 57 of this report.

Results from UBS divisions
Management report

Global Wealth Management & Business Banking
Pre-tax profit for Global Wealth Management & Business Banking was CHF 1,861 million in third quarter 2008 - up 66% from CHF 1,123 million in second quarter 2008, which included auction rate securities-related provisions of CHF 919 million. Over the same period, pre-tax profit declined 12% to CHF 1,110 million in Wealth Management International & Switzerland, and Wealth Management US recorded a pre-tax profit of CHF 203 million, compared with a loss of CHF 741 million, while Business Banking pre-tax profit fell 8% to CHF 548 million. In third quarter 2008, net new money outflows were CHF 49.3 billion compared with outflows of CHF 19.3 billion in the prior quarter.

Division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07
Income	5,304	5,572	6,303	(5)	(16)	16,729	18,510
Credit loss (expense) / recovery	(40)	(8)	11	400		(51)	43
Total operating income	5,265	5,564	6,314	(5)	(17)	16,678	18,553
Cash components	2,324	2,457	2,712	(5)	(14)	7,339	7,971
Share-based components [1]	72	43	91	67	(21)	190	357
Total personnel expenses	2,396	2,500	2,803	(4)	(15)	7,529	8,328
General and administrative expenses	687	1,631	786	(58)	(13)	3,049	2,334
Services (to) / from other business units	233	229	291	2	(20)	715	866
Depreciation of property and equipment	69	63	62	10	11	191	172
Amortization of intangible assets	20	19	18	5	11	57	64
Total operating expenses	3,404	4,442	3,960	(23)	(14)	11,542	11,764
Division performance before tax	1,861	1,123	2,354	66	(21)	5,136	6,789

Key performance indicators
Cost / income ratio (%) [2]	64.2	79.7	62.8			69.0	63.6

Attributed equity and risk-weighted assets
Average attributed equity (CHF billion) [3]	17.0	17.0		0
Return on attributed equity (RoaE) (%) [4]						40.3
BIS risk-weighted assets (CHF billion) [5]	91.3	93.2		(2)
Return on BIS risk-weighted assets (%) [6]						7.5	5.5
Goodwill and intangible assets (CHF billion) [7]	6.6	6.0		10

Additional information
Invested assets (CHF billion)	1,932	2,006	2,332	(4)	(17)
Net new money (CHF billion) [8]	(49.3)	(19.3)	41.1			(64.8)	124.6
Client assets (CHF billion)	2,878	3,035	3,616	(5)	(20)
Personnel (full-time equivalents)	49,621	50,839	50,846	(2)	(2)
1 Additionally includes social security contributions and expenses related to alternative investment awards. 2 Operating expenses / income. 3 See page 57 for further explanation. 4 Year-to-date division performance before tax (annualized as applicable) / attributed equity (year-to-date average). 5 BIS risk-weighted assets (RWA) are according to Basel II; for quarters prior to 1Q08, RWA are according to the Basel I framework. 6 Year-to-date division performance before tax (annualized as applicable) / BIS RWA (year-to-date average). 7 Quarters prior to 1Q08 represent goodwill and intangible assets in excess of 4% of BIS tier 1 capital. 8 Excludes interest and dividend income.

Wealth Management International & Switzerland

Business unit reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07
Income	2,634	2,861	3,322	(8)	(21)	8,550	9,595
Credit loss (expense) / recovery	(25)	(2)	(1)			(28)	(1)
Total operating income	2,609	2,859	3,321	(9)	(21)	8,522	9,594
Cash components	808	879	978	(8)	(17)	2,602	2,790
Share-based components [1]	29	19	29	53	0	75	132
Total personnel expenses	836	898	1,007	(7)	(17)	2,676	2,922
General and administrative expenses	251	257	265	(2)	(5)	775	758
Services (to) / from other business units	383	410	398	(7)	(4)	1,180	1,175
Depreciation of property and equipment	24	24	24	0	0	72	67
Amortization of intangible assets	5	4	1	25	400	13	14
Total operating expenses	1,499	1,593	1,695	(6)	(12)	4,716	4,936
Business unit performance before tax	1,110	1,266	1,626	(12)	(32)	3,806	4,658

Key performance indicators
Invested assets (CHF billion)	1,080	1,145	1,297	(6)	(17)
Net new money (CHF billion) [2]	(36.0)	(9.3)	35.1			(42.7)	101.7
Gross margin on invested assets (bps) [3]	95	100	103	(5)	(8)	99	104
Cost / income ratio (%) [4]	56.9	55.7	51.0			55.2	51.4
Client advisors (full-time equivalents)	5,937	6,006	5,629	(1)	5
Client advisor productivity
Revenues per advisor (CHF thousand) [5]	441	476	606	(7)	(27)	1,435	1,848
Net new money per advisor (CHF thousand) [6]	(6,029)	(1,547)	6,399			(7,165)	19,586
Invested assets per advisor (CHF thousand) [7]	186,279	189,470	234,892	(2)	(21)

International clients
Income	1,999	2,186	2,524	(9)	(21)	6,497	7,220
Invested assets (CHF billion)	853	900	1,010	(5)	(16)
Net new money (CHF billion) [2]	(26.9)	(3.8)	33.3			(25.7)	92.8
Gross margin on invested assets (bps) [3]	91	98	101	(7)	(10)	96	102
1 Additionally includes social security contributions and expenses related to alternative investment awards. 2 Excludes interest and dividend income. 3 Income (annualized as applicable) / average invested assets. 4 Operating expenses / income. 5 Income / average number of client advisors. 6 Net new money / average number of client advisors. 7 Average invested assets / average number of client advisors.

Business unit reporting (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07

Swiss clients
Income	635	675	798	(6)	(20)	2,054	2,375
Invested assets (CHF billion)	227	245	287	(7)	(21)
Net new money (CHF billion) [1]	(9.1)	(5.5)	1.8			(17.1)	8.9
Gross margin on invested assets (bps) [2]	108	109	111	(1)	(3)	110	111

Attributed equity and risk-weighted assets
Average attributed equity (CHF billion) [3]	5.9	6.2		(5)
Return on attributed equity (RoaE) (%) [4]						82.7
BIS risk-weighted assets (CHF billion) [5]	28.2	30.1		(6)
Return on BIS risk-weighted assets (%) [6]						16.8	10.5
Goodwill and intangible assets (CHF billion) [7]	2.1	1.9		11

Additional information
Recurring income [8]	2,023	2,161	2,498	(6)	(19)	6,483	7,133
Client assets (CHF billion)	1,298	1,416	1,650	(8)	(21)
Personnel (full-time equivalents)	15,608	15,856	15,404	(2)	1
1 Excludes interest and dividend income. 2 Income (annualized as applicable) / average invested assets. 3 See page 57 for further explanations. 4 Year-to-date business unit performance before tax (annualized as applicable) / attributed equity (year-to-date average). 5 BIS risk-weighted assets (RWA) are according to Basel II; for quarters prior to 1Q08, RWA are according to the Basel I framework. 6 Year-to-date business unit performance before tax (annualized as applicable) / BIS RWA (year-to-date average). 7 Quarters prior to 1Q08 represent goodwill and intangible assets in excess of 4% of BIS tier 1 capital. 8 Interest, asset-based revenues for portfolio management and account-based, distribution and advisory fees.

Key performance indicators: 3Q08 vs 2Q08
Net new money outflows increased to CHF 36.0 billion from CHF 9.3 billion. Net new money outflows from Swiss clients increased to CHF 9.1 billion from CHF 5.5 billion, and net new money outflows from international clients increased to CHF 26.9 billion from CHF 3.8 billion.
Invested assets were CHF 1,080 billion on 30 September 2008, a decrease of CHF 65 billion, or 6%, from 30 June 2008. The key reasons for this decline were lower equity markets and net new money outflows, partly offset by a significant appreciation of the US dollar against the Swiss franc.
The gross margin on invested assets declined five basis points to a total of 95 basis points. The recurring income margin was 73 basis points, down three basis points as clients increased their allocation of lower-margin cash products. Margins and volumes for deposits and savings products were down as well. The non-recurring income margin decreased two basis points, to 22 basis points, as client transaction activity slowed down.
The cost / income ratio increased 1.2 percentage points to 56.9%. The increase resulted from an 8% decline in income that was only partly offset by cost reductions of 6%.
Results: 3Q08 vs 2Q08
Pre-tax profit was CHF 1,110 million, a 12% decrease from CHF 1,266 million. Lower profits were mainly due to reduced revenues from transactional income and asset-based fees, which were only partly offset by cost-cutting measures that resulted in lower costs in all major categories.
Operating income
Total operating income fell 9% to CHF 2,609 million from CHF 2,859 million. The lower average asset base caused recurring income to fall 6%, or CHF 138 million, to CHF 2,023 million. Additionally, lower client transaction activity, driving lower sales commissions, prompted non-recurring income to fall 13%, or CHF 89 million, to CHF 610 million. Credit loss expenses went up significantly to CHF 25 million compared with CHF 2 million, reflecting provisions arising from impaired collateral quality.
Operating expenses
Operating expenses declined 6%, or CHF 94 million, to CHF 1,499 million. Personnel expenses decreased 7%, or CHF 62 million, to CHF 836 million, with reduced accruals for performance-related compensation following the decrease in profit. Personnel expenses also declined due to lower staff levels.
General and administrative expenses were down CHF 6 million to CHF 251 million, reflecting lower provisions. Expenses for services from other businesses decreased CHF 27 million to CHF 383 million, due to lower charges for IT projects. Depreciation remained stable at CHF 24 million.
Results: 9M08 vs 9M07
Pre-tax profit decreased 18% to CHF 3,806 million from CHF 4,658 million, driven by an 11% drop in revenues due to lower transactional income and asset-based fees. Operating expenses were reduced by 4%, mainly driven by lower personnel costs and partly offsetting the decline in revenues.
Personnel
The number of personnel was 15,608 on 30 September 2008, down 248 from 15,856 on 30 June 2008. A reduction in non-client facing staff drove this change, which occurred mainly through a natural turnover process that saw departing personnel only very selectively replaced with new hires. The level of client advisors was down by only 69 to 5,937. The ratio of other staff to client advisors improved to its lowest level ever.

Wealth Management US

Business unit reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07
Income	1,482	1,477	1,679	0	(12)	4,486	4,983
Credit loss (expense) / recovery	(12)	(1)	0			(13)	(1)
Total operating income	1,469	1,477	1,679	(1)	(13)	4,473	4,982
Cash components	950	985	1,107	(4)	(14)	2,947	3,273
Share-based components [1]	31	26	49	19	(37)	95	166
Total personnel expenses	981	1,010	1,156	(3)	(15)	3,042	3,439
General and administrative expenses	186	1,117	235	(83)	(21)	1,504	730
Services (to) / from other business units	57	57	79	0	(28)	173	238
Depreciation of property and equipment	27	20	20	35	35	67	59
Amortization of intangible assets	15	14	17	7	(12)	44	50
Total operating expenses	1,267	2,218	1,507	(43)	(16)	4,829	4,516
Business unit performance before tax	203	(741)	172		18	(356)	466

Key performance indicators
Invested assets (CHF billion)	709	712	870	0	(19)
Net new money (CHF billion) [2]	(9.8)	(8.0)	5.1			(14.8)	18.5
Net new money including interest and dividend income (CHF billion) [3]	(4.3)	(2.6)	10.6			1.8	36.3
Gross margin on invested assets (bps) [4]	83	83	76	0	9	82	76
Cost / income ratio (%) [5]	85.5	150.2	89.8			107.6	90.6
Recurring income [6]	992	931	1,092	7	(9)	2,878	3,119
Financial advisor productivity
Revenues per advisor (CHF thousand) [7]	185	181	208	2	(11)	552	623
Net new money per advisor (CHF thousand) [8]	(1,225)	(981)	631			(1,821)	2,314
Invested assets per advisor (CHF thousand) [9]	88,850	87,130	109,426	2	(19)

Attributed equity and risk-weighted assets
Average attributed equity (CHF billion) [10]	7.6	6.8		12
Return on attributed equity (RoaE) (%) [11]						(6.8)
BIS risk-weighted assets (CHF billion) [12]	26.5	21.3		24
Return on BIS risk-weighted assets (%) [13]						(2.4)	3.3
Goodwill and intangible assets (CHF billion) [14]	4.6	4.2		10

Additional information
Client assets (CHF billion)	775	777	950	0	(18)
Personnel (full-time equivalents)	18,384	19,085	19,255	(4)	(5)
Financial advisors (full-time equivalents)	7,908	8,090	8,175	(2)	(3)
1 Additionally includes social security contributions and expenses related to alternative investment awards. 2 Excludes interest and dividend income. 3 For purposes of comparison with US peers. 4 Income (annualized as applicable) / average invested assets. 5 Operating expenses / income. 6 Interest, asset-based revenues for portfolio management and account-based, distribution and advisory fees. 7 Income / average number of financial advisors. 8 Net new money / average number of financial advisors. 9 Average invested assets / average number of financial advisors. 10 See page 57 for further explanation. 11 Year-to-date business unit performance before tax (annualized as applicable) / attributed equity (year-to-date average). 12 BIS risk-weighted assets (RWA) are according to Basel II; for quarters prior to 1Q08, RWA are according to the Basel I framework. 13 Year-to-date business unit performance before tax (annualized as applicable) / BIS RWA (year-to-date average). 14 Quarters prior to 1Q08 represent goodwill and intangible assets in excess of 4% of BIS tier 1 capital.

Key performance indicators: 3Q08 vs 2Q08
Net new money outflows increased to CHF 9.8 billion from CHF 8.0 billion. Including interest and dividend income, net new money outflows amounted to CHF 4.3 billion compared with CHF 2.6 billion.
Invested assets were CHF 709 billion on 30 September 2008, a slight decrease from CHF 712 billion on 30 June 2008. In US dollar terms, excluding the impact of currency translation, invested assets decreased 9% due to negative financial market performance and net new money outflows.
Gross margin on invested assets remained unchanged at 83 basis points. The recurring income margin increased by four basis points to 56 basis points, but was offset by a four basis point decline in the non-recurring margin to 27 basis points due to lower client transactional activity.
The cost / income ratio decreased to 85.5%, compared with 150.2% the prior quarter. Second quarter 2008 saw provisions of USD 900 million (CHF 919 million) for the repurchase of auction rate securities (ARS) and associated fines. Excluding these ARS-related provisions, the cost / income ratio would have improved 2.4 percentage points from 87.9%, as operating expenses were reduced 2% while income remained virtually flat.
Recurring income increased 7% to CHF 992 million from CHF 931 million. In US dollar terms, recurring income increased 2% primarily due to higher net interest income related to higher deposit spreads, which was partly offset by lower asset-based fees. Recurring income represented 68% of total operating income in third quarter, up from 63% the prior quarter.
Revenue per advisor increased 2%, or CHF 4,000, to CHF 185,000. In US dollar terms, revenue per advisor declined 2% due to lower transactional revenue.
Results: 3Q08 vs 2Q08
Wealth Management US recorded a pre-tax profit of CHF 203 million compared with a pre-tax loss of CHF 741 million. Excluding the ARS-related provisions, pre-tax profit would have increased 14% from CHF 178 million in second quarter. Excluding both the ARS provisions from second quarter, and the rise of the US dollar against the Swiss franc during third quarter, the pre-tax profit would have improved 9%.
Operating income
Total operating income decreased 1% to CHF 1,469 million from CHF 1,477 million. In US dollar terms, operating income declined 5% as a 14% decrease in non-recurring income - resulting from reduced transactional activity and therefore lower commission income - was only partly offset by a 2% rise in recurring income. Credit losses increased to CHF 12 million compared with CHF 1 million, reflecting provisions arising from impaired collateral quality.
Operating expenses
Total operating expenses declined 43% to CHF 1,267 million from CHF 2,218 million. This decline primarily reflected the ARS-related provisions in second quarter 2008, mentioned above. Excluding ARS-related provisions, operating expenses would have declined 2% due to lower personnel and non-personnel expenses.
Personnel expenses decreased 3% to CHF 981 million from CHF 1,010 million. Excluding the impact of currency translation, personnel expenses would have declined 7%, mainly due to lower severance costs and reduced salary costs associated with fewer non-financial advisor personnel.
Non-personnel expenses (including general and administrative expenses, depreciation and amortization expenses, and services provided to and received from other business units) decreased 76% to CHF 286 million from CHF 1,208 million. In US dollar terms, non-personnel expenses, excluding the ARS-related provisions, declined 6% due to lower general and administrative expenses as a result of cost-control efforts, partly offset by increased depreciation costs.
Results: 9M08 vs 9M07
Wealth Management US recorded a pre-tax loss of CHF 356 million compared with a pre-tax profit of CHF 466 million. Driving the decline were the above-mentioned ARS-related provisions of CHF 919 million taken in second quarter 2008. Excluding these provisions, pre-tax profit in US dollar terms would have increased 42%. In US dollar terms, operating income rose 5% due to a shift towards recurring income sources, which grew 8% compared with a slight increase in non-recurring income. Excluding the ARS-related provisions and in US dollar terms, operating expenses would have increased 2% as higher revenue-based compensation and severance costs were mostly offset by reductions in other personnel and non-personnel expenses.
Personnel
The number of personnel was 18,384 on 30 September 2008, down 701 from 19,085 on 30 June 2008. During this period, non-financial advisor staff declined by 519 to 10,476 following planned staff reductions, including a voluntary severance program offered across most functional areas. The number of financial advisors on 30 September 2008 was 7,908, down 182 from 8,090 on 30 June 2008, with the majority of the turnover among lower-producing financial advisors and trainees.

Business Banking Switzerland

Business unit reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07
Interest income	792	814	874	(3)	(9)	2,441	2,575
Non-interest income	397	420	428	(5)	(7)	1,251	1,357
Income	1,189	1,234	1,302	(4)	(9)	3,693	3,932
Credit loss (expense) / recovery	(3)	(5)	12	(40)		(10)	45
Total operating income	1,186	1,229	1,314	(3)	(10)	3,683	3,977
Cash components	566	594	627	(5)	(10)	1,791	1,908
Share-based components [1]	13	(2)	13		0	20	59
Total personnel expenses	579	592	640	(2)	(10)	1,811	1,967
General and administrative expenses	249	257	286	(3)	(13)	770	846
Services (to) / from other business units	(207)	(238)	(186)	13	(11)	(637)	(547)
Depreciation of property and equipment	18	19	18	(5)	0	52	46
Amortization of intangible assets	0	0	0			0	0
Total operating expenses	638	631	758	1	(16)	1,997	2,312
Business unit performance before tax	548	598	556	(8)	(1)	1,686	1,665

Key performance indicators
Invested assets (CHF billion)	142	149	165	(5)	(14)
Net new money (CHF billion) [2]	(3.5)	(2.0)	0.9			(7.3)	4.4
Cost / income ratio (%) [3]	53.7	51.1	58.2			54.1	58.8
Impaired lending portfolio as a % of total lending portfolio, gross	1.0	1.1	1.4

Attributed equity and risk-weighted assets
Average attributed equity (CHF billion) [4]	3.5	4.0		(13)
Return on attributed equity (RoaE) (%) [5]						58.1
BIS risk-weighted assets (CHF billion) [6]	36.7	41.8		(12)
Return on BIS risk-weighted assets (%) [7]						5.4	2.5
Goodwill and intangible assets (CHF billion) [8]	0.0	0.0

Additional information
Client assets (CHF billion)	806	842	1,016	(4)	(21)
Personnel (full-time equivalents)	15,629	15,898	16,187	(2)	(3)
1 Additionally includes social security contributions and expenses related to alternative investment awards. 2 Excludes interest and dividend income. 3 Operating expenses / income. 4 See page 57 for further explanations. 5 Year-to-date business unit performance before tax (annualized as applicable) / attributed equity (year-to-date average). 6 BIS risk-weighted assets (RWA) are according to Basel II; for quarters prior to 1Q08, RWA are according to the Basel I framework. 7 Year-to-date business unit performance before tax (annualized as applicable) / BIS RWA (year-to-date average). 8 Quarters prior to 1Q08 represent goodwill and intangible assets in excess of 4% of BIS tier 1 capital.

Key performance indicators: 3Q08 vs 2Q08
Net new money outflows increased to CHF 3.5 billion from CHF 2.0 billion.

Invested assets were CHF 142 billion on 30 September 2008, a CHF 7 billion decrease, mainly due to outflows of net new money during third quarter and lower equity markets.
The cost / income ratio increased 2.6 percentage points to 53.7%, reflecting lower income as well as lower charges-out to Wealth Management International & Switzerland.
The loan portfolio of Business Banking Switzerland slightly decreased by CHF 0.5 billion to CHF 144.5 billion on 30 September 2008, mainly due to the transfer of private clients, including many with residential mortgages, from Business Banking Switzerland to Wealth Management Switzerland.
The impaired loan ratio improved to 1.0% at the end of September 2008, from 1.1% at the prior quarter end. The recovery portfolio declined to CHF 2.2 billion from CHF 2.3 billion.
Results: 3Q08 vs 2Q08
Pre-tax profit decreased 8% to CHF 548 million, mainly reflecting a decrease in operating income as well as lower charges out to Wealth Management International & Switzerland.
Operating income
Total operating income decreased 3%, or CHF 43 million, to CHF 1,186 million. Interest income decreased 3%, to CHF 792 million, due to slightly lower business volumes and margins. Non-interest income declined 5%, to CHF 397 million, reflecting reduced client activities. Credit loss expense was CHF 3 million, down CHF 2 million from second quarter 2008.
Operating expenses
Total operating expenses were CHF 638 million - a 1%, or CHF 7 million, increase from the very low cost levels of second quarter 2008. Personnel expenses decreased by CHF 13 million to CHF 579 million from CHF 592 million, due to lower staff levels.
General and administrative expenses decreased 3% in comparison with second quarter, to CHF 249 million. Higher provisions were more than offset by lower other costs, especially travel and entertainment and, to a lesser extent, IT costs. Net charges to other business units declined 13% to CHF 207 million, with lower charges-out to Wealth Management International & Switzerland for IT projects. Depreciation decreased to CHF 18 million from CHF 19 million.
Results: 9M08 vs 9M07
In the first nine months of 2008, pre-tax profit increased 1%, or CHF 21 million, to CHF 1,686 million. Over this period, operating income declined 7%, or CHF 294 million, and previously announced cost reductions in personnel expenses and general and administrative costs contributed to a decrease of 14%, or CHF 315 million, in total operating expenses.
Personnel
The number of personnel in Business Banking Switzerland was 15,629 on 30 September 2008, down 269 from 30 June 2008, mainly due to efficiency gains. This was achieved largely through natural turnover as departing personnel were only replaced with new hires on a very selective basis.

Global Asset Management
Pre-tax profit for Global Asset Management was CHF 415 million in third quarter 2008, up CHF 63 million, or 18%, from CHF 352 million in the prior quarter. The increase includes a gain of CHF 168 million on the sale of a minority stake in Adams Street Partners.

Division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07
Institutional fees	525 [1]	472	503	11	4	1,424	1,730
Wholesale intermediary fees	302	336	439	(10)	(31)	1,003	1,287
Total operating income	827	808	942	2	(12)	2,426	3,017
Cash components	244	323	376	(24)	(35)	857	1,298
Share-based components [2]	15	(32)	39		(62)	(4)	186
Total personnel expenses	258	291	415	(11)	(38)	853	1,484
General and administrative expenses	100	113	107	(12)	(7)	317	384
Services (to) / from other business units	38	34	42	12	(10)	111	118
Depreciation of property and equipment	7	8	5	(13)	40	22	47
Amortization of intangible assets	9	10	6	(10)	50	27	15
Total operating expenses	413	456	575	(9)	(28)	1,330	2,048
Division performance before tax	415	352	367	18	13	1,097	969

Key performance indicators
Cost / income ratio (%) [3]	49.9	56.4	61.0			54.8	67.9

Institutional
Invested assets (CHF billion)	419	448	557	(6)	(25)
of which: money market funds	39	41	31	(5)	26
Net new money (CHF billion) [4]	(21.0)	(8.4)	(1.2)			(38.9)	(1.0)
of which: money market funds	(4.9)	(0.3)	4.4			0.0	2.6
Gross margin on invested assets (bps) [5]	48	42	36	14	33	42	43
1 Includes a gain of CHF 168 million on the sale of a minority stake in Adams Street Partners. Further information can be found in Note 12 to the financial statements in this report. 2 Additionally includes social security contributions and expenses related to alternative investment awards. 3 Operating expenses / income. 4 Excludes interest and dividend income. 5 Operating income (annualized as applicable) / average invested assets.

Division reporting (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07

Wholesale intermediary
Invested assets (CHF billion)	289	310	376	(7)	(23)
of which: money market funds	79	75	64	5	23
Net new money (CHF billion) [1]	(13.4)	(16.1)	(1.6)			(36.5)	1.5
of which: money market funds	(0.3)	(0.1)	1.7			9.5	(1.1)
Gross margin on invested assets (bps) [2]	40	43	47	(7)	(15)	42	47

Attributed equity and risk-weighted assets
Average attributed equity (CHF billion) [3]	3.0	3.0		0
Return on attributed equity (RoaE) (%) [4]						48.8
BIS risk-weighted assets (CHF billion) [5]	8.0	6.2		29
Return on BIS risk-weighted assets (%) [6]						22.0	46.7
Goodwill and intangible assets (CHF billion) [7]	2.5	2.5		0

Additional information
Invested assets (CHF billion)	708	757	933	(6)	(24)
Net new money (CHF billion) [1]	(34.4)	(24.5)	(2.8)			(75.4)	0.5
Personnel (full-time equivalents)	3,836	3,861	3,569	(1)	7
1 Excludes interest and dividend income. 2 Operating income (annualized as applicable) / average invested assets. 3 See page 57 for further explanation. 4 Year-to-date division performance before tax (annualized as applicable) / attributed equity (year-to-date average). 5 BIS risk-weighted assets (RWA) are according to Basel II; for quarters prior to 1Q08, RWA are according to the Basel I framework. 6 Year-to-date division performance before tax (annualized as applicable) / BIS RWA (year-to-date average). 7 Quarters prior to 1Q08 represent goodwill and intangible assets in excess of 4% of BIS tier 1 capital.

Key performance indicators: 3Q08 vs 2Q08
Net new money
While gross inflows continued to be favorable, large outflows resulted in net new money of negative of CHF 34.4 billion - of which UBS channel accounted for approximately 50%, i. e. the asset management flows which relate to Global Wealth Management & Business Banking clients.
Outflows of institutional net new money increased to CHF 21.0 billion from CHF 8.4 billion. Excluding money market flows, outflows increased to CHF 16.1 billion from CHF 8.1 billion. Net outflows were reported in equities, multi-asset, alternative and quantitative investments, fixed income and real estate mandates, with infrastructure reporting net inflows. Even with the particularly harsh environment for the money market fund industry and various governments announcing a range of guarantees for cash investments, Global Asset Management only saw relatively modest outflows from its money market funds.
Outflows of wholesale intermediary net new money decreased to CHF 13.4 billion from CHF 16.1 billion. Wholesale money market funds saw minimal outflows. Excluding money market flows, outflows of net new money decreased to CHF 13.1 billion from CHF 16.0 billion. Outflows were reported in multi-asset, equities, fixed income and alternative and quantitative investments, while inflows were reported in real estate funds.
Invested assets
Institutional invested assets were CHF 419 billion on 30 September 2008, CHF 29 billion lower than CHF 448 billion on 30 June 2008, with the negative impact of financial market developments and net new money outflows only partly offset by positive currency effects.
Wholesale intermediary invested assets declined to CHF 289 billion on 30 September 2008, from CHF 310 billion on 30 June 2008, with the negative impact of financial market developments and net new money outflows only partly offset by positive currency effects.
Gross margin
Excluding the gain from the sale of a minority stake in Adams Street Partners, the gross margin on institutional invested assets declined 9 basis points to 33 basis points following lower performance fees in alternative and quantitative investments and the Brazilian asset management business.
The gross margin on wholesale intermediary invested assets was down by three basis points to 40 basis points.

Cost / income ratio
The cost / income ratio improved to 49.9% from 56.4%, including a gain from the sale of a minority stake in Adams Street Partners. Excluding this gain, the cost / income ratio would have increased to 62.7%, reflecting lower management and performance fees partly offset by reduced operating expenses.
Results: 3Q08 vs 2Q08
Pre-tax profit increased 18%, or CHF 63 million, to CHF 415 million. Excluding a gain from the sale of a minority stake in Adams Street Partners, pre-tax profit decreased CHF 105 million. This was due to lower performance fees (mainly in alternative and quantitative investments and the Brazilian asset management business), combined with lower management fees resulting from a reduced average invested assets base. This lower average invested assets base was driven by both falling markets and net new money outflows, partly offset by currency effects. The lower revenues were partly offset by declining personnel and general and administrative costs.
Operating income
Total operating income rose 2% to CHF 827 million from CHF 808 million. Institutional revenues rose to CHF 525 million from CHF 472 million and included a gain of CHF 168 million from the sale of a minority stake in Adams Street Partners. Excluding this effect, institutional revenues decreased to CHF 357 million due to lower performance fees (from alternative and quantitative investments and the Brazilian asset management business), lower management fees (from the lower average invested assets base) and seed capital losses. Wholesale intermediary revenues declined to CHF 302 million, from CHF 336 million, with management fees impacted by the lower average invested assets base.
Operating expenses
Total operating expenses declined to CHF 413 million from CHF 456 million. Personnel expenses declined to CHF 258 million from CHF 291 million, reflecting both reduced severance costs and incentive compensation accruals resulting from lower revenues.
General and administrative expenses were CHF 100 million, a decline from CHF 113 million due to lower provisions and the results of the ongoing expenditure review.
Net charges-in from other divisions rose CHF 4 million to CHF 38 million, reflecting lower charges-out for the alternative and quantitative investments and infrastructure joint ventures.
Depreciation of property and equipment declined CHF 1 million to CHF 7 million.
Results: 9M08 vs 9M07
Pre-tax profit increased 13%, or CHF 128 million, to CHF 1,097 million. Excluding costs related to the closure of Dillon Read Capital Management (DRCM) and the gain from the sale of a minority stake in Adams Street Partners, pre-tax profit decreased by CHF 252 million.
Total operating income declined 20% to CHF 2,426 million from CHF 3,017 million. Institutional revenues declined to CHF 1,424 million from CHF 1,730 million. Lower performance fees (from alternative and quantitative investments and the Brazilian asset management business) and lower management fees (from the lower average invested assets base) were partly offset by a gain from the sale of a minority stake in Adams Street Partners. Wholesale intermediary revenues declined to CHF 1,003 million from CHF 1,287 million due to lower management fees affected by the reduced average invested assets base and lower performance fees in the Brazilian asset management business.
Total operating expenses declined by 35% to CHF 1,330 million from CHF 2,048 million. Excluding CHF 212 million of DRCM restructuring costs in 2007, total operating expenses would have declined by 28% or CHF 506 million. This reflects reduced incentive compensation accruals resulting from lower profitability, the changes to the forfeiture provisions of future equity ownership plan (EOP) awards, and the results of the ongoing expenditure review, partially offset by the inclusion of acquisitions in France and Korea.
Personnel
The number of employees on 30 September 2008 was 3,836, down 1% from 3,861 on 30 June 2008. Personnel reductions in equities, fixed income, global investment solutions and support functions were partly offset by increases in global real estate and fund services, reflecting the continued expansion of these businesses for the future.
Initiatives and achievements
Triple fund launch in Japan raises over CHF 3 billion
In July, Global Asset Management became the first asset manager in the Japanese market to successfully launch three new funds with the three leading distributors simultaneously. The launch of the funds (a Brazil Bond Fund, a Brazil Equity Index Fund and an Emerging Market Currency Fund) raised in excess of CHF 3 billion.
Infrastructure
Another important achievement against a difficult market backdrop was the raising of over USD 1.5 billion in committed capital for the infrastructure business area's flagship private placement fund. Through the fund, clients' assets are invested for a minimum of 15 years. The fund targets established direct investment opportunities in countries belonging to the Organisation for Economic Co-operation and Development, investing in a variety of infrastructure assets (including the transportation, utilities, power generation and communication sectors).

Investment capabilities and performance: 3Q08
Market environment
Financial markets continued to fall, with broad indices declining for the fourth consecutive quarter. Across the asset management industry, this difficult environment led to mixed investment performance. Investors' concerns, which originated in the US housing market, spread to virtually all asset classes and geographies. Money markets were especially challenged during this period.
Core / value equities
The third quarter saw the further benefits of the leadership and broader personnel changes that began in 2007. A range of core / value equity capabilities performed strongly and are now ahead of their benchmarks for the quarter, year-to-date or over the past year. Notable in this regard are global, European, US large cap, US 130 / 30, Swiss, Canadian and Australian equity capabilities.
Global equities benefited from strong sector allocation, overweight positions in healthcare and consumer staples and underweight positions in energy and materials. Poor stock selection within commodities offset gains from strong stock selection in banks and insurance. US large cap equities benefited from both stock and sector selection. Underweights to energy and materials and an overweight to healthcare proved favorable. Stock selection was strong in financials, industrials and technology but was partly offset by underperforming holdings in telecommunications and consumer discretionary. In European equities, sector selection continued to add value, notably underweights in materials and banks and overweights in pharmaceuticals. Stock selection was also positive, mainly due to financials and capital goods.
Growth equities
Longer-term performance for most growth equity strategies remained above benchmark. However, growth equities experienced a difficult quarter and all but one of its strategies underperformed their benchmarks for the quarter. US mid cap growth outperformed its benchmark during the quarter with holdings in information technology, materials and discretionary performing well. Among the underperforming strategies in the quarter, US large cap strategies saw negative contributions from stock selection but sector allocation was modestly positive. US small cap underperformance was a function of both sector allocation and stock selection. In the non-US strategies, stock selection was particularly weak in the UK and Japan, and in the emerging markets of Taiwan and Brazil. From a sector perspective, holdings in energy, industrials and materials underperformed across all strategies, as did financials holdings in emerging markets.
Fixed income
As was the case for most of the industry, key fixed income strategies performed poorly as bond markets endured increasing volatility, but money market funds continued to achieve their capital preservation objectives. Yields fell significantly across major government bond markets and many sectors of the credit markets significantly underperformed government bonds with spreads (the difference in yield versus government bonds) on financial sector bonds widening to record levels. Severe disruption in structured credit markets continued. A combination of these factors led to significant underperformance of sterling, US, global aggregate and absolute return bond strategies. Euro strategies were mixed; Swiss, Canadian and Japanese strategies were close to benchmark; and Australian strategies modestly outperformed for the quarter. The key global sovereign strategy was ahead of benchmark for the quarter as a result of duration and currency positions. It was also ahead of benchmark year-to-date and for one year but continued to lag behind benchmark over longer periods. Both US and euro high yield strategies significantly outperformed their benchmarks for third quarter and longer-term periods due to defensive sector allocations.
Global investment solutions
Multi-asset performance, including the global securities composite, was negative for the quarter and continued to be behind benchmark over longer periods. The drop in equity markets was the main contributory factor and monthly returns were mixed, with losses in September outweighing gains in the first two months of the quarter. Declining equity markets also negatively impacted dynamic alpha strategies for the quarter. At the market allocation level, an overweight to equities detracted from performance, although the impact was somewhat mitigated by favoring US equities over European and emerging market equities. Currency strategies performed strongly in third quarter. A sharp rise in perceived risk caused a substantial correction of previously large discrepancies in major exchange rates. Carry trades (borrowing in a lower-yielding currency to invest in a higher-yielding currency) had been dominant in the market and their unwinding meant that Global Asset Management's long-standing anti-carry bias paid off.

Alternative and quantitative investments
The imposition of short selling bans / restrictions across the globe in mid-September had a negative effect on the environment for most equity-driven hedge fund strategies, in particular model-based quantitative, convertible arbitrage and some event-driven strategies. The vast majority of O'Connor's single manager strategies posted negative performance for the quarter with the notable exception of the currency and rates strategy. Multi-manager strategies also posted negative performance, roughly in line with broad hedge fund indices and reflecting the extremely difficult environment for hedge funds. For both single and multi-manager strategies performance was generally negative year-to-date and over one year but positive over longer periods.
Global real estate
In the direct real estate strategies, the UK flagship fund was affected by a fall in property values. Returns on J-REITs (Japanese real estate investment trusts managed in collaboration with joint venture partner Mitsubishi Corporation) were mixed. Notwithstanding the difficult environment, US and German-based direct funds and a UK direct fund designed as a bond alternative continued to produce positive absolute returns. The Swiss-based listed flagship fund outperformed its benchmark. Among real estate securities strategies, the relative performance of global, Australian and Asian funds was negative, while European and UK strategies outperformed. The performance of the global real estate securities composite remained negative across longer periods. The newly-launched global fund-of-fund capability produced a positive absolute return.

Composite
This table represents approximately 16% of Global Asset Management's invested assets at 30 September 2008.
Annualized
	3 months	1 year	3 years	5 years
Global Equity Composite vs MSCI World Equity (Free) Index	+	+	-	-
US Large Cap Equity Composite vs Russell 1000 Index	+	+	-	+
Pan European Composite vs MSCI Europe Free Index	+	-	-	-
US Large Cap Select Growth Equity Composite vs Russell 1000 Growth Index	-	+	+	+ [1]
Global Bond Composite vs Citigroup World Government Bond Index	+	+	-	-
Global Securities Composite vs Global Securities Markets Index	-	-	-	-
Global Real Estate Securities composite (hedged in CHF) [2] vs FTSE EPRA / NAREIT Global Real Estate Index (hedged in CHF) / reference index [3]	-	-	-	- [3]
(+) above benchmark; (-) under benchmark; (=) equal to benchmark. All are after fees. A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds. Global Asset Management has been verified as compliant with the Global Investment Performance Standards by Ernst & Young on a firm-wide basis to 31 December 2006.

1 Performance data for 5 years are for UBS AG, NY Branch Large Cap Select Growth Composite, which is managed in a substantially similar manner to the US Large Cap Select Growth Equity Composite. 2 Composite figures since 31 December 1999. 3 Prior to 2004, the reference index is the GPR General Index Europe (total return in CHF, unhedged) and thereafter it is linked to the benchmark FTSE EPRA / NAREIT Global Real Estate Index (total return, hedged into CHF) to calculate 5-year returns. Reference index returns are provided for reference purposes only. From 31 March 2004 to 30 September 2005 returns for the FTSE EPRA / NAREIT Global Real Estate Index hedged into Swiss francs are based on published data. Currency translation and hedging into Swiss francs are calculated internally. Thereafter, UBS has contracted with FTSE, the index provider, to provide on a customized request basis Swiss franc-hedged returns for the FTSE EPRA / NAREIT Global Real Estate Index.

Investment Bank
In third quarter 2008, the Investment Bank recorded a pre-tax loss of CHF 2,748 million compared with a pre-tax loss of CHF 5,233 million in the prior quarter. Negative revenues of CHF 4,563 million in the fixed income, currencies and commodities area contributed to this loss, and were only partly offset by positive contributions from equities and the investment banking department, as well as a gain of CHF 2,207 million due to the widening of UBS's own credit spread over the quarter.

Division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07
Investment banking	786	1,008	1,545	(22)	(49)	2,351	4,959
Advisory	448	437	820	3	(45)	1,261	1,955
Capital market revenues	440	750	793	(41)	(45)	1,469	3,245
Equities	198	438	546	(55)	(64)	744	1,966
Fixed income, currencies and commodities	242	312	247	(22)	(2)	725	1,279
Other fee income and risk management	(102)	(179)	(68)	43	(50)	(379)	(241)

Sales and trading	(3,426)	(3,178)	(2,959)	(8)	(16)	(23,770)	6,106
Equities	1,136	1,542	1,448	(26)	(22)	4,626	6,989
Fixed income, currencies and commodities	(4,563)	(4,720)	(4,407)	3	(4)	(28,396)	(883)
Total Investment Bank income	(2,641)	(2,170)	(1,414)	(22)	(87)	(21,418)	11,065
Credit loss (expense) / recovery	(317)	(10)	(26)			(635)	(43)
Total Investment Bank operating income core business	(2,958)	(2,180)	(1,440)	(36)	(105)	(22,054)	11,022
Own credit	2,207	(122)	0			4,188	0
Total Investment Bank operating income as reported	(750)	(2,302)	(1,440)	67	48	(17,866)	11,022
Cash components	1,089	1,731	828	(37)	32	4,888	6,683
Share-based components [1]	(28)	(237)	487	88		(299)	1,643
Total personnel expenses	1,061	1,494	1,315	(29)	(19)	4,589	8,326
General and administrative expenses	640	784	793	(18)	(19)	2,540	2,493
Services (to) / from other business units	241	248	188	(3)	28	680	548
Depreciation of property and equipment	34	45	59	(24)	(42)	131	159
Impairment of goodwill	0	341	0	(100)		341	0
Amortization of intangible assets	21	20	38	5	(45)	64	131
Total operating expenses	1,998	2,931	2,393	(32)	(17)	8,345	11,657
Division performance before tax	(2,748)	(5,233)	(3,833)	47	28	(26,210)	(635)

Key performance indicators
Compensation ratio (%) [2]	N/A [3]	N/A [3]	N/A [3]			N/A [3]	75.2
Cost / income ratio (%) [4]	N/A [3]	N/A [3]	N/A [3]			N/A [3]	105.4
Impaired lending portfolio as a % of total lending portfolio, gross	1.0	0.4	0.4
Average VaR (10-day, 99% confidence, 5 years of historical data) [5]	461	310	447	49	3

Attributed equity and risk-weighted assets
Average attributed equity (CHF billion) [6]	26.0	27.0		(4)
Return on attributed equity (RoaE) (%) [7]						(129.4)
BIS risk-weighted assets (CHF billion) [8]	221.1	214.2		3
Return on BIS risk-weighted assets (%) [9]						(15.8)	(0.4)
Goodwill and intangible assets (CHF billion) [10]	5.1	4.8		6

Additional information
Personnel (full-time equivalents)	18,901	19,475	22,666	(3)	(17)
1 Additionally includes social security contributions and expenses related to alternative investment awards. 2 Personnel expenses / income. 3 Neither the cost / income nor the compensation ratio are meaningful due to losses recorded in the Investment Bank. 4 Operating expenses / income. 5 Regulatory VaR. In third quarter 2008, UBS changed from internal management VaR to regulatory VaR as the basis for external disclosure. Further information about this change can be found in the sidebar "Value at Risk developments - treatment of CVA" on page 26 of this report. 6 See page 57 for further explanation. 7 Year-to-date division performance before tax (annualized as applicable) / attributed equity (year-to-date average). 8 BIS risk-weighted assets (RWA) are according to Basel II; for quarters prior to 1Q08, RWA are according to the Basel I framework. 9 Year-to-date division performance before tax (annualized as applicable) / BIS RWA (year-to-date average). 10 Quarters prior to 1Q08 represent goodwill and intangible assets in excess of 4% of BIS tier 1 capital.

As announced on 3 October 2008, the Investment Bank will be repositioned following a detailed strategic review of the division by its chairman and chief executive officer, the Group Executive Committee and the Board of Directors. The repositioning will increase the efficiency of the division and lead to further reductions in its headcount and balance sheet. Reprioritizing the Investment Bank's business portfolio will preserve its core strengths and client franchises in the areas of equities, investment banking and fixed income, currencies and commodities, while select business activities will be downsized or exited.
Key performance indicators: 3Q08 vs 2Q08
Neither the cost / income ratio nor the compensation ratio was meaningful in either quarter due to negative total income.

The average internal management Value at Risk (VaR) (10-day 99% confidence, 5 years of historical data) declined 3% to CHF 303 million from CHF 313 million. Regulatory VaR was CHF 461 million compared with CHF 310 million, largely due to an increase in short corporate credit spread positions. These positions, which are included in regulatory VaR, are hedges to mitigate long credit valuation adjustment (CVA) exposures, which currently do not qualify for regulatory VaR treatment and are therefore excluded from this measure. Further information on market risk and enhancements to the scope of UBS's internal management VaR can be found, within this report, in the "Risk management and control" section and the sidebar "Value at Risk development - treatment of CVA" on page 26.
The Investment Bank's gross lending portfolio was CHF 161 billion compared with CHF 147 billion. The ratio of the impaired gross lending portfolio to the total gross lending portfolio was 1.0% at quarter end, up from 0.4%. Further information on the Investment Bank's lending portfolio can be found in the discussion of credit risk on pages 30 to 31 of this report.
Risk-weighted assets (RWA) stood at CHF 221 billion at quarter end, a CHF 7 billion increase driven by higher regulatory VaR. Further information on RWA can be found in the capital management section of this report.
Results: 3Q08 vs 2Q08
The pre-tax result was negative CHF 2,748 million compared with negative CHF 5,233 million. The fixed income, currencies and commodities (FICC) area continued to experience losses and writedowns on legacy risk positions; however, these losses were lower than in the previous quarter. Revenues in other areas were negatively affected by reduced market activity and adverse trading conditions as the ongoing global market crisis broadened and intensified in third quarter 2008. A gain of CHF 2,207 million was recorded in third quarter 2008 due to the widening of UBS's own credit spread over the period and contributed to the reduction in pre-tax losses.
Operating income
Total operating income was negative CHF 750 million compared with negative CHF 2,302 million. The change was due to a reduction in losses related to the US residential real estate market and a gain of CHF 2,207 million due to the widening of UBS's own credit spread over the period, compared with negative CHF 122 million in second quarter 2008. Credit loss expense was negative CHF 317 million in comparison with CHF 10 million.
Operating income by segment
Investment banking
Total revenues declined 22% to CHF 786 million from CHF 1,008 million. The key contributor to this change was a 41% decline in capital markets revenues, reflecting reduced market volumes across all geographical regions. Equity capital markets revenues decreased 55% and fixed income, currencies and commodities capital markets revenues dropped 22%. These decreases were only partly offset by a 3% increase in advisory revenues, to CHF 448 million. Other fee income and risk management revenues were negative CHF 102 million in comparison with negative CHF 179 million.
Sales and trading
Revenues declined to negative CHF 3,426 million from negative CHF 3,178 million, driven by negative revenues of CHF 4,563 million in FICC that were only partly offset by a positive revenue contribution of CHF 1,136 million from Equities.
Equities
Revenues declined 26% to CHF 1,136 million from CHF 1,542 million. Lower cash revenues were driven by seasonally lower August revenues, reduced commissions and higher client facilitation costs. Derivatives revenues increased due to a strong performance across all geographical regions, particularly Asia Pacific and the US. Revenues in equity-linked products were negative as all regions saw a decline from the previous quarter. Prime brokerage revenues decreased from a seasonally strong second quarter. Exchange-traded derivatives revenues increased across all asset classes. Proprietary trading had negative revenues in all regions. The Investment Bank is refocusing its proprietary trading activities as part of its more disciplined capital allocation methodology.

Fixed income, currencies and commodities
FICC revenues were negative CHF 4,563 million compared with negative CHF 4,720 million.

Losses and writedowns on risk positions were lower than in the prior quarter. The largest losses were recorded in positions related to the US residential real estate market, while further credit valuation adjustments were made on protection bought from monoline insurers. UBS marked down its positions in certain leveraged finance commitments and US student loan asset-backed securities. Losses were also recorded on the US reference-linked note program.
During third quarter 2008, UBS further reduced its exposures related to the US residential real estate market and other risk positions. Further information on writedowns, risk concentrations and asset disposals can be found in the "Risk management and control" section of this report.
The losses described above were only partially offset by income in other areas. Foreign exchange and money markets had a record quarter as key businesses benefited from strong client flow and successful trading strategies in times of extreme market volatility. Total credit revenue decreased quarter-on-quarter, with credit proprietary strategies underperforming due to volatile markets and the lack of liquidity in the cash markets. Rates reported a decrease in revenue despite a strong performance in Europe. Structured products posted solid revenues, though these were down on a record second quarter. Emerging markets revenues decreased in all regions except Latin America. Precious metals had a very strong quarter as flow was supported by clients seeking to invest in gold.
Operating expenses
Total operating expenses declined 32% to CHF 1,998 million from CHF 2,931 million.

A 29% decline in personnel expenses, to CHF 1,061 million, was driven by lower accruals for performance-related compensation. Salary costs also declined as personnel were reduced by 574 full-time equivalents over the quarter. Accruals made in second quarter reflected an adjustment relating to changes to the forfeiture provisions of future equity ownership plan (EOP) awards, resulting in lower expenses for the quarter. Further information on this adjustment can be found on page 6 of UBS's second quarter 2008 report.
Non-personnel expenses declined 35% to CHF 936 million. General and administrative expense decreased 18% to CHF 640 million, with the most notable reductions in provisions, administration charges and professional fees.
Second quarter 2008 included a goodwill impairment charge of CHF 341 million relating to the exiting of the municipal securities business by the Investment Bank; there was no goodwill impairment charge in third quarter 2008.
Charges from other businesses decreased 3% to CHF 241 million.
Results: 9M08 vs 9M07
The Investment Bank recorded a pre-tax loss of CHF 26,210 million compared with a pre-tax loss of CHF 635 million. Total operating income was negative CHF 17,866 compared with positive operating income of CHF 11,022 million, as FICC income of negative CHF 28,396 million was only partly offset by revenues of CHF 4,626 million in equities and CHF 2,351 million in the investment banking department. The first nine months of 2008 include a positive contribution of CHF 4,188 million due to the widening of UBS's own credit spread over the period. Total operating expenses declined to CHF 8,345 million from CHF 11,657 million. Personnel expenses decreased to CHF 4,589 million from CHF 8,326 million, driven by lower accruals for performance-related compensation and reduced salary costs. Non-personnel costs increased to CHF 3,756 million from CHF 3,331 million. General and administrative expenses increased to CHF 2,540 million from CHF 2,493 million. Reductions in travel and entertainment and IT and other outsourcing costs were more than offset by increased legal provisions. The second quarter of this year also included an impairment charge for goodwill due to the exiting of the US municipal business by the Investment Bank.
Personnel
On 30 September 2008, the number of Investment Bank employees was 18,901, a decrease of 574, or 3%, from the prior quarter end, achieving the year-end target announced in May 2008. Headcount reductions were seen across all Investment Bank businesses, reflecting adverse conditions and the corresponding restructuring of select businesses. As announced on 3 October 2008, the Investment Bank will continue to reduce headcount, bringing staffing levels to a new target of approximately 17,000 by year end. Reductions will be predominantly targeted to businesses being exited or downsized in order to protect and sustain the division's core client franchises.
Initiatives and achievements
Market share
According to data from Dealogic, UBS ended the first nine months of 2008 ranked fifth in terms of its share of the global fee pool, with a market share of 5.3%. This was a decline from the same period last year, when UBS ranked fourth with a 5.8% market share.
Industry recognition
In third quarter 2008, UBS performed well in many peer and industry surveys. Acknowledgements include:
- named "Best Investment Bank - Switzerland" and "Best M&A Bank - Asia" in Global Finance's World's Best Investment Banks 2008 survey;

- named "Best for overall services to Hedge Funds" in the Asiamoney Prime Broking & Hedges Services Poll 2008; and
- ranked fourth in the "All-America Fixed Income Research Team" Institutional Investor 2008 survey, up from fifth in 2007.
Significant transactions
Worldwide mergers and acquisitions
Thomson Reuters reported a 26% decline in volumes of announced deals globally for the first nine months of 2008, compared with the same period last year, due to continued credit deterioration and volatile markets. UBS saw a 35% decline in volume between these periods, advising on 262 transactions with a deal volume of USD 427 billion and a market share of 17.1% from January to September 2008, down from 19.6% in the same period last year. Key UBS transactions for third quarter 2008 include:
- exclusive financial advisor, joint lead arranger and joint bookrunner to Gas Natural SDG, S.A. on its EUR 16.8 billion cash offer for Union Fenosa S.A.;
- financial advisor to the UK government in relation to EDF's GBP 12.5 billion recommended offer for British Energy Group PLC; and
- financial advisor to Constellation Energy Group on its USD 9.7 billion sale to MidAmerican Energy Holdings Company, a Berkshire Hathaway subsidiary.
Equity underwriting
Deal volumes in global equity capital markets were USD 525 billion for the first nine months of 2008, a 19% year-on-year decline, according to Dealogic. UBS participated in 141 transactions with a value of USD 29 billion from January to September 2008, a drop in volume of 46% from the same period last year. UBS's market share declined to 5.6% in the first nine months of 2008, from 8.3% in the same period last year. Key UBS transactions for third quarter 2008 include:
- joint lead manager and joint bookrunner for ANZ Banking Group Ltd on its AUD 1.0 billion hybrid capital issue;

- joint global co-coordinator, bookrunner and underwriter on the USD 1.7 billion rights issue for AngloGold Ashanti Ltd, the largest ever rights issue in South Africa; and

- joint bookrunning manager for XL Capital Ltd. on its USD 2.9 billion concurrent common equity and mandatory convertible offering.
Fixed income underwriting
Issuance volumes for global debt capital markets fell 28% in the first nine months of 2008, compared with the same period last year, according to Dealogic. UBS saw a 16% decline in transaction volume over these periods, participating in 895 transactions with a total value of USD 180 billion. UBS improved its market share to 5.0% in the first nine months of 2008 from 4.3% in the same period last year. Key UBS transactions for third quarter 2008 include:
- joint bookrunner on a USD 1.3 billion three-tranche financing and joint lead arranger on USD 4.6 billion of senior unsecured facilities for CME Group Inc., the world's largest derivatives exchange, in its debut appearance in the unsecured debt market;
- joint bookrunner for China Merchants Bank on its USD 4.4 billion domestic lower tier two bond, the largest bank capital deal in Asia Pacific since 2005; and
- joint bookrunner for E.ON International Finance B.V., Europe's largest utility company, on its dual-tranche EUR 2.0 billion transaction.

Corporate Center
In third quarter 2008, Corporate Center recorded a CHF 7 million pre-tax loss from continuing operations, compared with a pre-tax loss of CHF 330 million from continuing operations in the prior quarter.

Division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07
Total operating income	215	(50)	537		(60)	4,386	3,261
Cash components	280	325	338	(14)	(17)	915	972
Share-based components [1]	2	2	13	0	(85)	(2)	121
Total personnel expenses	282	328	351	(14)	(20)	913	1,093
General and administrative expenses	274	303	313	(10)	(12)	869	960
Services (to) / from other business units	(512)	(510)	(521)	0	2	(1,507)	(1,532)
Depreciation of property and equipment	178	161	185	11	(4)	502	555
Amortization of intangible assets	0	0	0			0	0
Total operating expenses [2]	222	281	328	(21)	(32)	777	1,076
Division performance from continuing operations before tax	(7)	(330)	209	98		3,610	2,185
Division performance from discontinued operations before tax	0	59	98	(100)	(100)	179	111
Division performance before tax	(7)	(272)	307	97		3,789	2,296

Contribution from private equity / Industrial Holdings
Total operating income	(1)	4	184			34	686
Total operating expenses	(10)	10	54			56	153
Operating profit from continuing operations before tax	8	(6)	130		(94)	(21)	533
Profit from discontinued operations before tax	0	15	98	(100)	(100)	136	104

Additional information
BIS risk-weighted assets (CHF billion) [3]	12.0	11.7		3
Personnel (full-time equivalents) [4]	7,207	7,277	6,733	(1)	7
Personnel for Operational Corporate Center (full-time equivalents)	1,597	1,647	1,568	(3)	2
Personnel for ITI (full-time equivalents)	4,140	4,189	4,352	(1)	(5)
Personnel for Group Offshoring (full-time equivalents)	1,469	1,442	813	2	81
1 Additionally includes social security contributions and expenses related to alternative investment awards. 2 Includes expenses for the Company Secretary, Board of Directors and Group Internal Audit. 3 BIS risk-weighted assets (RWA) are according to Basel II; for quarters prior to 1Q08, RWA are according to the Basel I framework. 4 Personnel numbers exclude full-time equivalents from private equity: 4 for 3Q08, 5 for 2Q08, 3,740 for 3Q07.

Results: 3Q08 vs 2Q08
Corporate Center recorded a pre-tax loss from continuing operations of CHF 7 million compared with a pre-tax loss from continuing operations of CHF 330 million. The quarterly variation resulted largely from higher third quarter Group Treasury income, partly due to a second quarter loss related to the performance of currency hedges at Group level.
Operating income
Total operating income increased to positive CHF 215 million from negative CHF 50 million. The largest increases were seen in Group Treasury, which generated gains in currency hedges, in addition to higher returns on investment of additional equity following the rights issue in June 2008. Other contributing factors include lower interest expenses on the bond component of the mandatory convertible notes (MCNs) issued in March 2008, following their reclassification to equity in June 2008, and dividend income from the Bank of China investment.
Operating expenses
Total operating expenses decreased 21%, or CHF 59 million, to CHF 222 million. Personnel expenses decreased 14% to CHF 282 million as a result of significantly lower bonus accruals in third quarter 2008. General and administrative expenses decreased to CHF 274 million, from CHF 303 million, mainly due to lower provisions. Costs for consultancy fees increased in Operational Corporate Center. Other businesses were charged CHF 512 million, a slight increase of CHF 2 million from second quarter.
Depreciation increased 11%, or CHF 17 million, to CHF 178 million. This was mainly due to higher depreciation on leasehold improvements, which was only partly offset by lower depreciation in IT Infrastructure (ITI) in the third quarter.
Results: 9M08 vs 9M07
Pre-tax profit from continuing operations rose to CHF 3,610 million from CHF 2,185 million, though both results include one-off items which generated large revenues. Total operating income increased 34% to CHF 4,386 million. The increase is primarily due to the issuance of the MCNs in first quarter 2008, which generated a larger gain than that received from UBS's sale of its stake in Julius Baer in second quarter 2007. (For further information on the issuance of MCNs in first quarter, refer to Note 12 to the financial statements on page 89 of UBS's first quarter 2008 financial report). Over the same period, total operating expenses declined 28% to CHF 777 million, mainly due to significantly reduced personnel expenses in Operational Corporate Center. Lower advertising and sponsoring costs, as well as reduced operating expenses in private equity, also contributed to this decline.
Personnel
Corporate Center (excluding private equity) had 7,207 employees on 30 September 2008, a decrease of 1%, or 70 employees, from 30 June 2008. While a slight increase of 27 employees occurred as other divisions transitioned further positions to Group Offshoring in India and Poland, this was more than offset by reduced staff levels in ITI and Operational Corporate Center due to efficiency gains.

Capital management, balance sheet, liquidity & off-balance sheet

Management report

Capital management, balance sheet, liquidity & o3-balance sheet
Management report

Capital management
Regulatory requirements
On 1 January 2008, UBS adopted the Basel II capital framework of the Basel Committee on Banking Supervision of the Bank for International Settlements (BIS). For credit risk, UBS applies the Advanced Internal Ratings Based (AIRB) Approach under which risk weights are determined by reference to internal counterparty ratings and loss given default estimates. For a subset of its credit portfolio, UBS applies the Standardized Approach (SA-BIS), based on external ratings. Non-counterparty-related assets (UBS premises, other properties, equipment, etc.) require capital underpinning according to prescribed regulatory risk weights. For most market risk positions, UBS derives its regulatory capital requirement from its internal Value at Risk (VaR) model. Capital charges for operational risk are determined according to the Advanced Measurement Approach (AMA).
To allow for comparability, published RWA are determined according to the rules of the BIS Basel II framework. UBS's regulatory capital requirements are based on the regulations of the SFBC, which lead to higher risk-weighted assets compared with BIS guidelines.
Developments
As publicly announced, the Swiss Federal Banking Commission (SFBC) and the Swiss National Bank (SNB) plan to enhance the capital requirements for UBS and Credit Suisse. In a two-pronged approach, the SFBC proposes to increase the capital buffer (the regulatory excess capital expected to be held over and above the regulatory minimum requirement) and to introduce a minimum leverage ratio (ratio of tier 1 capital to adjusted balance sheet size). The SFBC intends to issue a final decree by year end, after consultation with the two banks. According to the SFBC, the measures will have to be implemented progressively over a number of years. UBS believes that solid capitalization is of great importance for a well-functioning banking system and for ensuring client trust.
In July 2008, the Basel Committee on Banking Supervision issued consultative documents on proposed revisions to the Basel II market risk framework. Broadly, the committee aims at addressing perceived shortcomings of the current VaR framework by introducing new capital charges for price risks that are incremental to any default and event risks already captured by VaR models used by banks. The committee expects banks to implement the proposed revisions in a two-stage process due for completion by 1 January 2010 and 1 January 2011.
Capital ratios
On 30 September 2008, UBS's BIS tier 1 capital ratio stood at 10.8% and its BIS total capital ratio was 14.9%, down from 12.0% and 16.1% respectively on 30 June 2008. During third quarter, risk-weighted assets (RWA) increased by CHF 7.2 billion, or 2.2%, to CHF 332.5 billion. The BIS tier 1 capital, at CHF 36.0 billion, and the BIS total capital, at CHF 49.5 billion, decreased by CHF 3.1 billion and CHF 2.9 billion respectively. This decrease is primarily due to a correction of negative CHF 2.2 billion for regulatory capital purposes to eliminate gains on own credit from the third quarter profit of CHF 0.3 billion, as well as negative impacts from foreign exchange movements and higher deductions for own shares

Capital adequacy
	Basel II		Basel I
CHF million, except where indicated	30.9.08	30.6.08	31.12.07
BIS tier 1 capital	36,046	39,156	34,101
of which: hybrid tier 1 capital	7,819	7,553	6,387
BIS total capital	49,459	52,326	45,797
BIS tier 1 capital ratio (%)	10.8 [1]	12.0	9.1
BIS total capital ratio (%)	14.9 [1]	16.1	12.2
Total BIS risk-weighted assets	332,451	325,300	374,421
1 Reflects the capital ratios according to Basel II data only. Taking into account the effects from the transitional provisions of the capital floor, which require that during the year 2008 Basel II capital requirements have to amount to at least 90% of Basel I capital requirements, RWA would increase by CHF 20.3 billion, resulting in a tier 1 capital ratio of 10.2% and a total capital ratio of 14.0%.

Eligible capital and capital ratios were restated following a change in accounting policy on pension and other post-retirement benefit plans. (For further information, please refer to Note 1 of the financial statements in this report.) As a result of this restatement, the BIS tier 1 capital and BIS total capital increased by approximately CHF 1.7 billion and the corresponding capital ratios by 40 basis points for all periods between 31 December 2007 and 30 September 2008.
The following table shows the estimated effects, on a pro-forma basis, of the transfer of illiquid securities and other assets to a fund to be controlled by the SNB and the issuance of CHF 6 billion of mandatory convertible notes (MCNs) to the Swiss Confederation (refer to the sidebar on pages 6 to 8 of this report). Taking account of these changes, the tier 1 ratio and the total capital ratio on 30 September 2008 would have amounted to 11.9% and 15.9% respectively.

Estimated pro-forma capital adequacy, including issue of MCNs and SNB transaction
Basel II
CHF billion, except where indicated	30.9.08
BIS tier 1 capital	37.0
BIS total capital	49.5
BIS tier 1 capital ratio (%)	11.9%
BIS total capital ratio (%)	15.9%
Total BIS risk-weighted assets	311.5

Capital requirements
Total RWA under Basel II increased from CHF 325.3 billion on 30 June 2008 to CHF 332.5 billion on 30 September 2008. Figures by component are as follows:
Credit risk
RWA for credit risk decreased from CHF 255.0 billion on 30 June 2008 to CHF 248.7 billion on 30 September 2008. The sale of US home equity and syndicated finance assets led to corresponding RWA reductions, as did benefits from implementing revised credit risk parameters in Global Wealth Management & Business Banking. These decreases were partially offset by higher RWA following downgrades of counterparties' credit ratings and by additional RWA incurred by UBS's commitment to repurchase auction rate securities (ARSs) from clients, as announced on 8 August 2008. For further information on credit risk, please refer to pages 30 to 31 in the "Risk management and control" section of this report.
Non-counterparty-related assets
RWA for non-counterparty-related assets increased by CHF 0.2 billion in the third quarter to CHF 7.9 billion on 30 September 2008.
Market risk
In third quarter, RWA for market risk increased by CHF 11.5 billion to CHF 30.7 billion on 30 September 2008, due to higher regulatory VaR. The increase was driven by enhancements made to the VaR model at the end of second quarter - in order to increase the granularity of credit spread risk representation between derivative, cash and index positions - as well as increased hedging activity in third quarter, in order to mitigate counterparty credit valuation adjustment exposures in increasingly volatile markets. For further information on market risk, refer to pages 26 to 30 in the "Risk management and control" section of this report.
Operational risk
The Basel II capital requirement for operational risk amounted to RWA of CHF 45.1 billion on 30 September 2008, up from CHF 43.4 billion on 30 June 2008. The increase is primarily related to the periodic review of the forward-looking scenario component of UBS's AMA model, reflecting the development of internal and external operational risk events. For further information on operational risk, please refer to page 32 in the "Risk management and control" section of this report.

Segmentation of required capital

BIS risk-weighted assets (RWA)
	Basel II		Basel I
CHF million	30.9.08	30.6.08	31.12.07
Credit risk [1]	248,728	254,971	323,345
Non-counterparty related risk	7,886	7,730	8,966
Market risk	30,715	19,195	42,110
Operational risk	45,122	43,404	n/a
Total BIS risk-weighted assets	332,451	325,300	374,421
1 Includes securitization exposures and equity exposures not part of the trading book and capital requirements for failed trades.

Eligible capital
In order to determine eligible tier 1 and total capital, specific adjustments must be made to equity attributable to UBS shareholders as defined by the International Financial Reporting Standards (IFRS) and shown on our balance sheet. The most notable adjustments are the deductions for goodwill, intangible assets (excluding software), investments in unconsolidated entities engaged in banking and financial activities and own credit effects on liabilities designated at fair value. There is no difference in eligible capital between the BIS guidelines and SFBC regulations.
Tier 1 capital
Tier 1 capital decreased from CHF 39.2 billion on 30 June 2008 to CHF 36.0 billion on 30 September 2008. As mentioned above, the decrease is primarily due to a correction of negative CHF 2.2 billion for regulatory capital purposes to eliminate gains on own credit from the third quarter profit of CHF 0.3 billion, as well as negative impacts from foreign exchange movements and higher deductions for own shares. Hybrid instruments accounted for CHF 7.8 billion of tier 1 capital.
Tier 2 capital
Under Basel II, UBS accounts for up CHF 1.2 billion of additional upper tier 2 capital, mainly from general provisions in excess of expected losses. Lower tier 2 capital consists of subordinated long-term debt issued in various currencies and with different maturities. Due to changes in foreign exchange rates, lower tier 2 capital increased from CHF 13.1 billion on 30 June 2008 to CHF 13.3 billion on 30 September 2008.

Capital components
	Basel II		Basel I
CHF million	30.9.08	30.6.08	31.12.07
Core capital prior to deductions	55,728	57,859	51,437
of which: paid-in share capital	293	293	207
of which: share premium, retained earnings, currency translation differences and other elements	47,615	50,013	44,842
of which: non-innovative capital instruments	1,918	1,934	340
of which: innovative capital instruments	5,901	5,619	6,047
Less: treasury shares / deduction for own shares [1]	(4,396) [2]	(4,182) [2]	(4,133)
Less: goodwill & intangible assets [3]	(14,204)	(13,510)	(13,203)
Less: other Basel II deductions [4]	(1,081)	(1,012)
Total eligible tier 1 capital	36,046	39,156	34,101
Upper tier 2 capital	1,155	1,102	301
Lower tier 2 capital	13,340	13,079	13,770
Less: Basel I deductions [5]	-	-	(2,375)
Less: other Basel II deductions [4]	(1,081)	(1,012)
Total eligible capital	49,459	52,326	45,797
1 Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for cancellation (second trading line) and for not yet vested or upcoming share awards; iii) other treasury share positions net of delta-weighted obligations out of employee stock options granted prior to August 2006. 2 Netting of own shares with share-based payment obligations is subject to a grandfathering agreement with the Swiss Federal Banking Commission. 3 Includes under Basel I only goodwill and the portion of intangible assets exceeding 4% of tier 1 capital. 4 Positions to be deducted as 50% from tier 1 and 50% from total capital mainly consist of: net long position of non-consolidated participations in the finance sector; expected loss less provisions (if positive, for AIRB); expected loss for equities (simple risk weight method); first loss positions from securitization exposures. 5 Consists of the net long position of non-consolidated participations in the finance sector and first loss positions from securitization exposures.

UBS share count
Total UBS shares issued were virtually unchanged, with 2,932,574,213 shares on 30 September 2008, an increase of 6,386 shares compared with 30 June 2008.
As of 30 September 2008, UBS expects 270,438,942 new shares to be issued out of conditional capital upon the settlement of the CHF 13 billion mandatory convertible notes on 5 March 2010. (For information relating to the effect on earnings per share, refer to Note 8 to the financial statements in this report.) A further 150,105,700 new shares, to be issued out of conditional capital, were available on 30 September 2008 in order to settle employee options at exercise.
Treasury shares
UBS shares are primarily held to hedge employee share and option participation plans. A smaller number are held by the Investment Bank in its capacity as a market-maker in UBS shares and related derivatives. The total number of UBS shares held as treasury shares on 30 September 2008 was 95,079,837, a reduction of 5,766,991 shares compared with 30 June 2008.

Equity attribution framework
UBS's equity attribution framework, introduced with the announcement of the first quarter 2008 results, reflects UBS's overarching objectives of maintaining a strong capital base and guiding each business towards activities with the best balance between profit potential, risk and capital usage.
Its design enables UBS to calculate and assess return on attributed equity (RoaE) in each of its businesses and integrate Group-wide capital management activities with those at division and business unit level.
The framework operates as follows. First, each division or business unit is attributed an amount of equity equal to the average book value of goodwill and intangible assets, as reported for that business unit according to the International Financial Reporting Standards (IFRS). Next, the Group Executive Board (GEB) considers a number of factors, including capital-at-risk, regulatory capital requirements, and balance sheet asset size, as well as adjustments made by the GEB based on its judgments regarding equity requirements.
As a result, the amount of equity attributed to all of the businesses corresponds to the amount that UBS believes is required to maintain a strong capital base and support each of its businesses adequately. If the total equity attributed to each business differs from the Group's actual equity during a particular period, the surplus or deficit is shown in Corporate Center.
In third quarter 2008, the average equity attributed to the Investment Bank was reduced by another CHF 1 billion, the same reduction as in second quarter, and reflects the continued reduction of risk exposure in the Investment Bank. Equity attributed to Global Wealth Management & Business Banking and Global Asset Management remained at their respective average first and second quarter 2008 levels. The shift in the attributed equity away from Business Banking Switzerland and to a lesser extent from Wealth Management International & Switzerland to Wealth Management US is due to a strengthening of the US dollar, affecting goodwill, the increase in risk-weighted assets given the settlement for auction rate securities, and a decrease in the RWA in Business Banking Switzerland.
The table below illustrates that CHF 46 billion of average equity was attributed to Global Wealth Management & Business Banking, Global Asset Management and the Investment Bank during third quarter 2008. UBS shareholders' equity was CHF 46.4 billion as of 30 September 2008. Hence, on a spot basis, there was a surplus of CHF 0.4 billion in Corporate Center, whereas on an average quarterly basis the surplus was CHF 0.2 billion during the third quarter. This is a substantial improvement in comparison with the average deficit of CHF 15.0 billion recorded in second quarter. This improvement is primarily a result of UBS's recapitalization measures taken earlier this year, i. e. the MCNs issued in March 2008 (included in shareholders' equity in second quarter 2008) and the rights issue, which was successfully completed in June 2008.
Corporate Center continues to transfer interest income earned from managing UBS's consolidated capital back to each business. For further information regarding the impact of interest income on the operating income of the divisions and business units, refer to the respective sections of this report.
Return on attributed equity (RoaE) for the individual divisions and business units is disclosed in the respective sections of this report.

Average equity attributed
	Average	Average	% change from
CHF billion	3Q08	2Q08	2Q08
Wealth Management International & Switzerland	5.9	6.2	(5)
Wealth Management US	7.6	6.8	12
Business Banking Switzerland	3.5	4.0	(13)
Global Wealth Management & Business Banking	17.0	17.0	0
Global Asset Management	3.0	3.0	0
Investment Bank	26.0	27.0	(4)
Corporate Center	0.2	(15.0) [1]
UBS total	46.2	32.0	44
1 Includes an increase of CHF 1.7 billion in average equity from the recognition of a defined pension asset, which reduced the Corporate Center deficit. For further information, please refer to Note 1 to the financial statements.

Balance sheet

30.9.08 vs 30.6.08 and 31.12.07:
UBS's total assets were CHF 1,997 billion on 30 September 2008, a drop of CHF 83 billion from CHF 2,080 billion on 30 June 2008 and CHF 278 billion from CHF 2,275 billion on 31 December 2007. In third quarter 2008, a strengthening of the US dollar and Japanese yen against the Swiss franc inflated the balance sheet by CHF 61 billion, implying an underlying reduction of effectively CHF 144 billion. This reduction was achieved through the decrease in the trading and the collateral trading portfolio, which were down on a combined level by CHF 176 billion, or CHF 224 billion on a currency-adjusted basis, compared with 30 June 2008, as UBS continued with its deliberate balance sheet reductions in the Investment Bank.
This was partly offset by an increase in positive replacement values, which grew by CHF 73 billion on a currency-adjusted basis. The trading portfolio is the main driver for balance sheet reduction when compared with year-end 2007, dropping by CHF 318 billion, or by CHF 309 billion when adjusted for currency effects. While the Investment Bank continued to significantly reduce its balance sheet assets by CHF 92 billion, in the third quarter, and by CHF 282 billion since year-end 2007, the positions of Global Wealth Management & Business Banking (CHF 299 billion) and Global Asset Management (CHF 35 billion) remained relatively stable, compared with both 30 June 2008 and year-end 2007.
Lending and borrowing
Lending
Cash remained unchanged compared with 30 June 2008 at CHF 16 billion on 30 September 2008 and is down CHF 3 billion since year-end 2007. Due from banks increased by CHF 14 billion in third quarter and by CHF 9 billion since year-end 2007, largely due to the market volatility, which increased the variation margin required to be deposited with the exchanges and brokers as well as the variability of interbank placements. Loans to customers increased to CHF 346 billion on 30 September 2008, a rise of CHF 6 billion since 30 June 2008 and up CHF 10 billion since year-end 2007. The third quarter increase stemmed mainly from currency movements.
Borrowing
The reduction of the Investment Bank's assets led to lower unsecured borrowing needs, while at the same time the ongoing financial market dislocation made it more difficult to issue new term debt and contributed to a reduction in client deposits.
Total debt issued (including financial liabilities designated at fair value) decreased to CHF 328 billion on 30 September 2008, a drop of CHF 41 billion since prior quarter end and CHF 86 billion from year-end 2007. Long-term debt issued (including financial liabilities designated at fair value) stood at CHF 217 billion on 30 September 2008, a drop of CHF 23 billion from 30 June 2008 and CHF 44 billion down from year-end 2007. In particular, equity-linked notes' mark-to-market value dropped as major stock indices fell, while our outstanding volume of senior straight bonds slightly increased. Money market paper issuance was CHF 111 billion, a reduction of CHF 18 billion from second quarter, as the US term commercial paper market became practically inaccessible for market participants during September, and Europe and Asia term issuances were constrained.
Customer deposits (due to customers) amounted to CHF 520 billion on 30 September 2008, a decrease of CHF 36 billion during third quarter and down CHF 122 billion from year-end 2007. While customer deposit withdrawals in the third quarter were larger than the CHF 11 billion drop seen in second quarter, the outflows were not as strong as the CHF 75 billion registered in first quarter 2008. The third quarter reduction was mostly seen in current accounts and short-term fiduciary deposits, with fixed-term deposits, which represent the largest proportion of UBS's customer deposits by account type, showing only a relatively small decline (see also the breakdown of UBS's funding sources by product type provided in the liquidity management section on pages 60 to 61 of this report.) Due to banks was CHF 135 billion on 30 September 2008, up CHF 11 billion from 30 June 2008 and down CHF 11 billion from year-end 2007. The quarterly increase was driven by the firm's central funding entity - the Investment Bank's foreign exchange and money market desk - and by increased margin calls.

Repurchase / reverse repurchase agreements and securities borrowing / lending
In terms of secured lending, the sum of cash collateral on securities borrowed and reverse repurchase agreements declined during third quarter, to stand at CHF 472 billion on 30 September 2008. This decline, of CHF 97 billion from second quarter 2008 and CHF 112 billion from year-end 2007, occurred almost entirely in the Investment Bank, where the matched book was reduced as part of the Investment Bank's overall balance sheet reduction (the matched book is a repurchase agreement portfolio comprised of assets and liabilities with equal maturities and equal value so that the market risks substantially cancel each other out). There were further reductions on the secured borrowing side, as repurchase agreements and securities lent against cash collateral declined by another CHF 42 billion during third quarter, standing at CHF 221 billion on 30 September 2008, which is a reduction of CHF 117 billion since year-end 2007. The decline in secured borrowing during third quarter 2008 was related to the Investment Bank's overall balance sheet reductions; in particular the reduced trading portfolio led to lower available repo collateral.
Trading portfolio
Significant reductions were again achieved in the trading portfolio, which fell by CHF 79 billion during third quarter 2008, or CHF 102 billion on a currency-adjusted basis. At the end of third quarter, the trading portfolio stood at CHF 457 billion and had been reduced by CHF 318 billion since the beginning of the year, or by CHF 309 billion when adjusted for currency impacts. A large part of the decrease was related to the Investment Bank's overall balance sheet reductions and occurred within the fixed income, currencies and commodities (FICC) business area and the equities business area. In FICC, following the announcement of the new strategic focus, trading inventories in a number of areas, including real estate, securitization and commodities, were substantially reduced. The reduction in equities inventories was mainly a result of stock market declines. Reductions occurred across all trading products, with debt instruments declining CHF 39 billion during third quarter 2008, equity instruments falling by CHF 24 billion, traded loans by CHF 11 billion and precious metals by CHF 5 billion.
Replacement values
The positive and the negative replacement values (RVs) of derivative instruments developed in parallel, showing strong increases during third quarter 2008 and reversing the decreases seen in second quarter 2008. Positive RVs grew by CHF 69 billion to CHF 564 billion in third quarter 2008, whilst the negative RVs of derivative instruments increased by CHF 70 billion to CHF 574 billion. In both cases, the increases were largely driven by movements in currencies and credit spreads, slightly offset by a decrease in commodities-linked derivatives RVs. Considering the third-quarter increases, positive and negative RVs of derivative instruments are both substantially higher than they were at year end, by CHF 136 billion and CHF 131 billion respectively. These increases were driven by the developments in interest rates, currencies and credit spreads which have occurred during 2008.

Liquidity management
UBS defines liquidity as the ability to meet obligations as they come due and to provide funds for increases in assets without incurring unacceptable costs.
Market liquidity overview: third quarter 2008
As described in the "Risk management and control" section of this report, the financial and credit market weakness seen in prior quarters broadened and intensified in third quarter 2008.
Rising credit concerns and reduced market liquidity fuelled a self-perpetuating cycle of deteriorating asset market values and deleveraging. This cycle created a fertile environment for further increases in credit risk and a further flight to quality. Inter-bank lending markets were brought to a virtual standstill as banks continued to hoard cash in an attempt to preserve liquidity. The mounting market stress resulted in failure, or forced restructuring, of several major financial institutions. It also triggered an unprecedented, concerted and coordinated effort by global governments and central banks to contain the growing crisis.
Under these conditions, new long-term funding in global markets became increasingly scarce and costly during third quarter, and then became largely unavailable following the collapse of one of the major US investment banks in mid-September. The shorter-term wholesale money markets were similarly affected and by the end of the quarter, new unsecured funding was mostly limited to tenors within one month and secured funding was available only for very high-quality collateral.
Liquidity
UBS continuously tracks its liquidity position and asset and liability profile over time. This involves monitoring its contractual and behavioral maturity profiles, projecting and modeling its liquidity exposures under various stress scenarios and monitoring its secured funding capacity. The results are then factored into the overall contingency plans of UBS.
In response to the market dislocation discussed above, UBS increased both its modeling and monitoring frequency, and the projected severity of the scenarios it uses to assess and develop effective responses that mitigate potential liquidity exposures in a crisis scenario. The underlying assumptions in the analysis encompass the characteristics that have emerged in the present market turmoil, such as continued risk aversion and dislocation in terms of money markets and market liquidity being limited to a very narrow range of asset classes. The assumptions incorporated in UBS's current stressed scenario analysis exceed the conditions experienced in the current market crisis.
Since the onset of the financial crisis, UBS has proactively undertaken a number of measures to safeguard its liquidity position. Combined with the broad diversity of its funding sources, its contingency planning processes and its global scope, these additional measures have proven extremely helpful in enabling UBS to maintain a balanced asset / liability profile, in spite of this period of unprecedented market dislocation. In particular, UBS was able to benefit from its substantial multi-currency portfolio of unencumbered high-quality short-term assets. The transaction with the SNB, which was announced in October, further bolsters UBS's liquidity position. Further information on the SNB transaction can be found on pages 6 to 8 of this report.
Funding profile
UBS maintains a balanced portfolio of liabilities that is broadly diversified by market, product and currency. The vast product offerings and global scope of the firm's business activities are the primary reasons for funding stability. Funding is provided through numerous short-, medium-, and long-term funding programs in Europe, the US and Asia, which provide specialized investments to institutional and private clients. UBS's domestic retail and global wealth management businesses are a valuable source of funding.

At the end of third quarter 2008, UBS's funding profile was broadly similar to its funding profile at prior quarter end and at year-end 2007, in terms of diversification with respect to both currency and product type, as illustrated in the graphs to the right. Approximately 19% of funding continues to be raised on a secured basis and UBS's unsecured funding remains well diversified. The proportion of UBS's funding from savings and demand deposits remained stable at 21%, as did long-term debt at 18%. The proportion of funding from time deposits increased to 17% from 16%, along with short-term inter-bank borrowing, which increased to 11% from 9%. The relative amount of money market papers dropped slightly, to 9% from 10%, as did the proportion of funding from fiduciary deposits, to 5% from 6%, compared with the prior quarter-end.
UBS raised new long-term funds in third quarter 2008 through the issuance of approximately CHF 19.7 billion of long-term debt and structured notes.
Throughout the quarter, the Federal Reserve, the European Central Bank, and other major central banks expanded existing programs designed to provide funding to depository institutions and primary dealers. It is expected that these programs will remain open into 2009.
Early in fourth quarter 2008 unprecedented additional public sector initiatives were introduced, in an effort to stabilize global markets and support the financial sector. These included restructurings, recapitalizations, and broad-based credit and liquidity support facilities.

Off-balance sheet
In the normal course of business, UBS enters into arrangements that, under International Financial Reporting Standards, lead to either de-recognition of financial assets and liabilities for which UBS has transferred substantially all risks and rewards or the non-recognition of financial assets (and liabilities) received for which UBS has not assumed the related risks and rewards. UBS recognizes these types of arrangements on the balance sheet to the extent of its involvement, which, for example, may be in the form of derivatives, guarantees, financing commitments or servicing rights. When UBS, through these arrangements, incurs an obligation or becomes entitled to an asset, it recognizes them on the balance sheet, with the resulting loss or gain recorded in the income statement. It should be noted that in many instances, the amount recognized on the balance sheet does not represent the full gain or loss potential inherent in such arrangements. Generally, these arrangements either meet the financial needs of customers or offer investment opportunities through entities that are not controlled by UBS. Off-balance sheet arrangements include purchased and retained interests, derivatives and other involvements in non-consolidated entities and structures. UBS has originated such structures and has acquired interests in structures set up by third parties.
The following paragraphs discuss several distinct areas of off-balance sheet arrangements. Note 11 to the financial statements of this report discusses committed amounts of undrawn irrevocable credit facilities, credit guarantees, performance guarantees, documentary credits and similar instruments, as well as commitments to acquire auction rate securities from clients.
Potential support to non-consolidated investment funds is discussed in the "Risk management and control" section of this report.
Liquidity facilities and guarantees
At the end of third quarter 2008, UBS had no significant exposure through liquidity facilities and guarantees to structured investment vehicles, conduits and other types of special purpose entities (SPEs). Losses resulting from such obligations were not significant in the first nine months of 2008.
Non-consolidated securitization vehicles and collateralized debt obligations
UBS sponsored the creation of SPEs that facilitate the securitization of acquired residential and commercial mortgage loans, other financial assets and related securities. UBS also securitized customers' debt obligations in transactions that involve SPEs which issue collateralized debt obligations. A typical securitization transaction of this kind involves the transfer of assets into a trust or corporation in return for beneficial interests in the form of securities. Generally, UBS intended to sell the beneficial interests to third parties shortly after securitization but beginning in the second half of 2007, certain retained interests could not be sold due to illiquid markets for certain instruments linked to the US mortgage market. The volume and size of new securitization structures originated by UBS significantly declined in 2008.
In October 2008, UBS announced the repositioning of its fixed income, currencies and commodities (FICC) business around client servicing and facilitation. The repositioning includes a substantial downsizing of the real estate, securitization, and proprietary trading activities. Please also refer to pages 6 to 8 of this report which describes the expected sale of financial assets to a fund controlled by the Swiss National Bank. Both measures will significantly reduce UBS's relationships to non-consolidated securitization vehicles and CDOs in the future.
Consolidation of securitization vehicles and CDOs
UBS continually evaluates whether triggering events require the reconsideration of the consolidation conclusions made at the inception of its involvement with securitization vehicles and CDOs. Triggering events generally include items such as major restructurings, the vesting of potential rights and the acquisition, disposition or expiration of interests. In these instances, SPEs may be consolidated or de-consolidated as the conditions have changed. Starting in December 2007, due to adverse market conditions, various non-consolidated CDOs in which UBS held a majority stake in super senior securities were declared to have breached default provisions pursuant to the entities' governing documents. In these instances, various contingent decision-making rights became immediately vested in the super senior class holders. UBS determined that, in certain instances, the rights arising from such events caused it to be in control of these entities and therefore consolidated the affected entities. The consolidation had no material incremental impact on UBS's income statement and balance sheet.

On 20 May 2008, UBS sold a portfolio of USD 15 billion of US residential mortgage-backed securities (RMBSs) to the RMBS Opportunities Master Fund, LP, a fund managed by BlackRock, Inc. The fund was financed with approximately USD 3.75 billion of equity from third party investors and an amortizing USD 11.25 billion loan collateralized by the fund's assets provided by UBS. Since inception, the fund has amortized the loan through monthly payments in line with original expectations. UBS does not consolidate the fund because it concluded that the equity investors continue to receive the majority of the fund's risks and rewards. UBS would reassess the fund's consolidation status if loan amortization would significantly fall behind schedule or the performance of the underlying portfolio deteriorated to such an extent that UBS would not fully recover the loan made to the fund.
Risks resulting from non-consolidated securitization vehicles and CDOs
The "Risk management and control" section of this report provides a detailed disclosure of UBS's main risk concentrations, including risks associated with UBS's involvement in consolidated and non-consolidated US mortgage securitization vehicles and CDOs. If future consolidation of additional securitization vehicles is required by accounting standards, UBS does not expect this to have a significant impact on its risk exposure, capital, financial position or results of operations. Positions with significant impact on the income statement are disclosed in Note 3 to the financial statements of this report.

Derivative instruments
		30.9.08			30.6.08			31.12.07
	Replacement values		Notional values	Replacement values		Notional values	Replacement values		Notional values
CHF billion	Positive	Negative		Positive	Negative		Positive	Negative
Derivative instruments [1]
Interest rate contracts	170	175	38,855	174	177	36,825	164	162	33,466
Credit derivative contracts	149	144	4,574	127	129	4,627	105	106	5,361
Foreign exchange contracts	168	170	8,423	111	103	7,826	98	99	7,718
Equity / index contracts	50	59	884	40	52	1,090	40	55	848
Precious metals contracts	6	6	213	6	6	159	6	7	147
Commodity contracts, excluding precious metals contracts	21	20	669	38	38	869	14	14	488
Total	564 [2]	574 [3]	53,618	495 [2]	504 [3]	51,396	428 [2]	444 [3]	48,028
1 Replacement values based on IFRS netting. Refer to Note 23 to UBS's financial statements 2007 for details. 2 The impact of netting agreements by the Swiss Federal Banking Commission (SFBC) for capital adequacy is to reduce positive replacement values to CHF 174 billion on 30 September 2008, CHF 154 billion on 30 June 2008 and CHF 136 billion on 31 December 2007. 3 The impact of netting agreements by the SFBC for capital adequacy is to reduce negative replacement values to CHF 184 billion on 30 September 2008, CHF 163 billion on 30 June 2008 and CHF 151 billion on 31 December 2007.

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Financial statements

Income statement

Income statement (unaudited)
		Quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07

Continuing operations
Interest income	3	16,393	17,530	28,339	(6)	(42)	54,146	83,292
Interest expense	3	(14,971)	(16,294)	(26,676)	(8)	(44)	(49,809)	(79,492)
Net interest income	3	1,422	1,236	1,663	15	(14)	4,337	3,800
Credit loss (expense) / recovery		(357)	(19)	(15)			(686)	0
Net interest income after credit loss expense		1,065	1,217	1,648	(12)	(35)	3,651	3,800
Net fee and commission income	4	5,709	6,221	7,797	(8)	(27)	18,145	22,907
Net trading income	3	(1,509)	(3,543)	(3,479)	57	57	(16,696)	5,562
Other income	5	292	125	387	134	(25)	525	3,584
Total operating income		5,556	4,021	6,353	38	(13)	5,625	35,853
Personnel expenses	6	3,997	4,612	4,884	(13)	(18)	13,884	19,231
General and administrative expenses	7	1,702	2,831	1,999	(40)	(15)	6,775	6,171
Depreciation of property and equipment		288	277	311	4	(7)	846	933
Impairment of goodwill		0	341	0	(100)		341	0
Amortization of intangible assets		50	49	62	2	(19)	148	210
Total operating expenses		6,036	8,110	7,256	(26)	(17)	21,993	26,545
Operating profit from continuing operations before tax		(480)	(4,089)	(903)	88	47	(16,368)	9,308
Tax expense		(913)	(3,829)	(66)	76		(5,039)	1,531
Net profit from continuing operations		433	(260)	(837)			(11,330)	7,777

Discontinued operations
Profit from discontinued operations before tax		0	59	98	(100)	(100)	179	111
Tax expense		0	1	2	(100)	(100)	1	(260)
Net profit from discontinued operations		0	58	96	(100)	(100)	178	371

Net profit		433	(202)	(741)			(11,151)	8,148
Net profit attributable to minority interests		137	156	117	(12)	17	445	428
from continuing operations		136	155	117	(12)	16	398	428
from discontinued operations		1	1	0	0		48	0
Net profit attributable to UBS shareholders		296	(358)	(858)			(11,597)	7,720
from continuing operations		297	(415)	(954)			(11,727)	7,349
from discontinued operations		(1)	57	96			131	371

Earnings per share
Basic earnings per share (CHF)	8	0.10	(0.14)	(0.40)			(4.40)	3.56
from continuing operations		0.10	(0.16)	(0.44)			(4.45)	3.39
from discontinued operations		0.00	0.02	0.04	(100)	(100)	0.05	0.17
Diluted earnings per share (CHF)	8	0.09	(0.14)	(0.41)			(4.41)	3.45
from continuing operations		0.09	(0.17)	(0.45)			(4.46)	3.28
from discontinued operations		0.00	0.02	0.04	(100)	(100)	0.05	0.17

Balance sheet

Balance sheet (unaudited)
				% change from
CHF million	30.9.08	30.6.08	31.12.07	31.12.07

Assets
Cash and balances with central banks	16,239	16,397	18,793	(14)
Due from banks	70,182	56,459	60,907	15
Cash collateral on securities borrowed	127,386	159,101	207,063	(38)
Reverse repurchase agreements	344,629	409,867	376,928	(9)
Trading portfolio assets	372,549	444,906	660,182	(44)
Trading portfolio assets pledged as collateral	84,199	90,746	114,190	(26)
Positive replacement values	564,099	495,442	428,217	32
Financial assets designated at fair value	13,211	11,683	11,765	12
Loans	346,267	340,362	335,864	3
Financial investments available-for-sale	4,187	4,377	4,966	(16)
Accrued income and prepaid expenses	8,897	9,281	11,953	(26)
Investments in associates	1,352	1,366	1,979	(32)
Property and equipment	7,173	7,366	7,234	(1)
Goodwill and intangible assets	14,189	13,335	14,538	(2)
Other assets	22,160	19,070	20,312	9
Total assets	1,996,719	2,079,758	2,274,891	(12)

Liabilities
Due to banks	134,932	123,889	145,762	(7)
Cash collateral on securities lent	21,892	25,709	31,621	(31)
Repurchase agreements	198,924	237,525	305,887	(35)
Trading portfolio liabilities	102,762	144,344	164,788	(38)
Negative replacement values	574,125	503,982	443,539	29
Financial liabilities designated at fair value	134,783	161,109	191,853	(30)
Due to customers	520,031	556,223	641,892	(19)
Accrued expenses and deferred income	14,327	14,022	22,150	(35)
Debt issued	193,075	207,358	222,077	(13)
Other liabilities	47,008	51,647	61,496	(24)
Total liabilities	1,941,859	2,025,808	2,231,065	(13)

Equity
Share capital	293	293	207	42
Share premium	30,809	30,991	12,433	148
Net income recognized directly in equity, net of tax	(3,532)	(3,567)	(1,161)	(204)
Revaluation reserve from step acquisitions, net of tax	38	38	38	0
Retained earnings	24,182	23,886	35,795	(32)
Equity classified as obligation to purchase own shares	(97)	(85)	(74)	(31)
Treasury shares	(5,281)	(5,617)	(10,363)	49
Equity attributable to UBS shareholders	46,412	45,939	36,875	26
Equity attributable to minority interests	8,448	8,011	6,951	22
Total equity	54,860	53,950	43,826	25
Total liabilities and equity	1,996,719	2,079,758	2,274,891	(12)

Statement of changes in equity

Statement of changes in equity (unaudited)
	For the nine-month period ended
CHF million	30.9.08	30.9.07
Share capital
Balance at the beginning of the period	207	211
Issue of share capital	86	0
Cancellation of second trading line treasury shares	0	(4)
Balance at the end of the period	293	207
Share premium
Balance at the beginning of the period	8,884	9,870
Change in accounting policy	3,549	2,770
Premium on shares issued and warrants exercised	22,955	12
Net premium / (discount) on treasury share and own equity derivative activity	(2,547)	(313)
Employee share and share option plans	(1,588)	113
Tax benefits from deferred compensation awards	(36)	(205)
Transaction costs related to share issuances, net of tax	(408)	0
Balance at the end of the period attributable to UBS shareholders	30,809	12,247
Balance at the end of the period attributable to minority interests	449	611
Balance at the end of the period	31,258	12,858
Net income recognized directly in equity, net of tax
Foreign currency translation
Balance at the beginning of the period	(2,627)	(1,618)
Change in accounting policy	27	4
Movements during the period	(1,922)	(381)
Subtotal - balance at the end of the period attributable to UBS shareholders	(4,522)	(1,995)
Balance at the end of the period attributable to minority interests	(656)	(353)
Subtotal - balance at the end of the period	(5,178)	(2,348)
Net unrealized gains / (losses) on financial investments available-for-sale, net of tax
Balance at the beginning of the period	1,471	2,876
Net unrealized gains / (losses) on financial investments available-for-sale	(337)	1,682
Impairment charges reclassified to the income statement	20	13
Realized gains reclassified to the income statement	(145)	(2,962)
Realized losses reclassified to the income statement	6	6
Subtotal - balance at the end of the period attributable to UBS shareholders	1,015	1,615
Balance at the end of the period attributable to minority interests	2	31
Subtotal - balance at the end of the period	1,017	1,646
Changes in fair value of derivative instruments designated as cash flow hedges, net of tax
Balance at the beginning of the period	(32)	(443)
Net unrealized gains / (losses) on the revaluation of cash flow hedges	112	10
Net realized (gains) / losses reclassified to the income statement	(105)	176
Subtotal - balance at the end of the period attributable to UBS shareholders	(25)	(257)
Balance at the end of the period attributable to minority interests	0	0
Subtotal - balance at the end of the period	(25)	(257)

Net income recognized directly in equity, net of tax - attributable to UBS shareholders	(3,532)	(637)
Net income recognized directly in equity - attributable to minority interests	(654)	(322)
Balance at the end of the period	(4,186)	(959)

Revaluation reserve from step acquisitions, net of tax
Balance at the beginning of the period	38	38
Movements during the period	0	0
Balance at the end of the period attributable to UBS shareholders	38	38

Statement of changes in equity (continued) (unaudited)
	For the nine-month period ended
CHF million	30.9.08	30.9.07
Retained earnings
Balance at the beginning of the period	38,081	49,151
Change in accounting policy	(2,286)	(1,423)
Net profit attributable to UBS shareholders for the period	(11,597)	7,720
Dividends paid	(16)	(4,275)
Cancellation of second trading line treasury shares	0	(2,411)
Balance at the end of the period attributable to UBS shareholders	24,182	48,762
Balance at the end of the period attributable to minority interests	208	40
Balance at the end of the period	24,390	48,802
Equity classified as obligation to purchase own shares
Balance at the beginning of the period	(74)	(185)
Movements during the period	(23)	29
Balance at the end of the period attributable to UBS shareholders	(97)	(156)
Treasury shares
Balance at the beginning of the period	(10,363)	(10,214)
Acquisitions	(343)	(7,006)
Disposals	5,425	4,068
Cancellation of second trading line treasury shares	0	2,415
Balance at the end of the period attributable to UBS shareholders	(5,281)	(10,737)

Minority interests - preferred securities	8,445	5,831

Total equity attributable to UBS shareholders	46,412	49,724
Total equity attributable to minority interests	8,448	6,160
Total equity	54,860	55,884

Additional information: Equity attributable to minority interests
	For the nine-month period ended
CHF million	30.9.08	30.9.07
Balance at the beginning of the period	6,951	6,089
Issuance of preferred securities	1,618	0
Other increases	25	131
Decreases and dividend payments	(415)	(339)
Foreign currency translation	(176)	(149)
Minority interest in net profit	445	428
Balance at the end of the period	8,448	6,160

Statement of recognized income and expense

Statement of recognized income and expense
For the nine-month period ended		30.9.08			30.9.07
	Attributable to			Attributable to
CHF million	UBS shareholders	Minority interests	Total	UBS shareholders	Minority interests	Total
Net unrealized gains / (losses) on financial investments available-for-sale, before tax	(610)	(30)	(640)	(1,719)	1	(1,718)
Changes in fair value of derivative instruments designated as cash flow hedges, before tax	12		12	241		241
Foreign currency translation	(2,128)	(176)	(2,304)	(424)	(145)	(569)
Tax on items transferred to / (from) equity	355		355	446		446
Net income recognized directly in equity, net of tax	(2,371)	(206)	(2,577)	(1,456)	(144)	(1,600)
Net income recognized in the income statement	(11,597)	445	(11,151)	7,720	428	8,148
Total recognized income and expense	(13,968)	239	(13,729)	6,264	284	6,548

Statement of cash flows

Statement of cash flows (unaudited)
	For the nine-month period ended
CHF million	30.9.08	30.9.07

Cash flow from / (used in) operating activities
Net profit	(11,151)	8,148
Adjustments to reconcile net profit to cash flow from / (used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation of property and equipment	846	942
Amortization of intangible assets	489	214
Credit loss expense / (recovery)	686	0
Equity in income of associates	(21)	(80)
Deferred tax expense / (benefit)	(5,278)	(135)
Net loss / (gain) from investing activities	(555)	(3,383)
Net loss / (gain) from financing activities	(31,415)	6,142
Net (increase) / decrease in operating assets:
Net due from / to banks	(8,312)	(17,370)
Reverse repurchase agreements and cash collateral on securities borrowed	112,027	15,730
Trading portfolio and net replacement values	237,501	25,358
Loans / due to customers	(132,835)	20,104
Accrued income, prepaid expenses and other assets	1,373	(2,174)
Net increase / (decrease) in operating liabilities:
Repurchase agreements and cash collateral on securities lent	(116,743)	(134,606)
Accrued expenses and other liabilities	(17,008)	7,520
Income taxes paid	(809)	(3,289)
Net cash flow from / (used in) operating activities	28,795	(76,879)

Cash flow from / (used in) investing activities
Investments in subsidiaries and associates	(1,312)	(1,874)
Disposal of subsidiaries and associates	1,510	237
Purchase of property and equipment	(974)	(1,453)
Disposal of property and equipment	58	118
Net (investment in) / divestment of financial investments available-for-sale	43	5,547
Net cash flow from / (used in) investing activities	(675)	2,575

Cash flow from / (used in) financing activities
Net money market paper issued / (repaid)	(41,699)	47,486
Net movements in treasury shares and own equity derivative activity	1,064	(3,331)
Capital issuance [1]	26,380	0
Dividends paid	0	(4,275)
Issuance of long-term debt, including financial liabilities designated at fair value	78,698	83,979
Repayment of long-term debt, including financial liabilities designated at fair value	(81,000)	(45,744)
Increase in minority interests	1,674	131
Dividend payments to / purchase from minority interests	(416)	(456)
Net cash flow from / (used in) financing activities	(15,299)	77,790
Effects of exchange rate differences	(14,074)	(786)
Net increase / (decrease) in cash and cash equivalents	(1,253)	2,700
Cash and cash equivalents, beginning of the period	149,105	136,090
Cash and cash equivalents, end of the period	147,852	138,790
Cash and cash equivalents comprise:
Cash and balances with central banks	16,239	9,517
Money market paper [2]	66,720	78,402
Due from banks with original maturity of less than three months	64,893	50,871
Total	147,852	138,790
1 Includes CHF 15.6 billion for an ordinary rights issue and CHF 10.8 billion in mandatory convertible notes. 2 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments available-for-sale.

Cash paid as interest was CHF 50,167 million and CHF 73,116 million during the first nine months of 2008 and 2007, respectively.

Note 1 Basis of Accounting
UBS AG's ("UBS") consolidated financial statements (Financial Statements) are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and stated in Swiss francs (CHF). These Financial Statements are presented in accordance with IAS 34 Interim Financial Reporting. In preparing the interim Financial Statements, the same accounting principles and methods of computation are applied as in the Financial Statements on 31 December 2007 and for the year then ended except for the changes set out below. For fair value measurements applied in third quarter 2008, UBS provides complementary information in Note 10 Fair Value of Financial Instruments. The interim Financial Statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been made. These interim Financial Statements should be read in conjunction with the audited Financial Statements included in the UBS Annual Report 2007.
IFRS 2 Share-based Payment: Vesting Conditions and Cancellations
On 1 January 2008, UBS adopted an amendment to IFRS 2 Share-based Payment: Vesting Conditions and Cancellations and fully restated the two comparative prior years. The amended standard clarifies the definition of vesting conditions and the accounting treatment of cancellations. Under the amended standard, UBS is required to distinguish between vesting conditions (such as service and performance conditions) and non-vesting conditions.
The amended standard no longer considers vesting conditions to include certain non-compete provisions.

The impact of this change is that UBS compensation awards are expensed over the period that the employee is required to provide active services in order to earn the award. Post-vesting sale and hedge restrictions and non-vesting conditions are considered when determining grant date fair value. The effect of the restatement on the opening balance sheet at 1 January 2006 was as follows: reduction of retained earnings by approximately CHF 2.3 billion, increase of share premium by approximately CHF 2.3 billion, increase of liabilities (including deferred tax liabilities) by approximately CHF 0.5 billion, and increase of deferred tax assets by approximately CHF 0.5 billion. Additional compensation expense of CHF 797 million and CHF 516 million was recognized in 2007 and 2006, respectively. The implementation of the amended IFRS 2 resulted in the following increases of compensation expenses previously reported in the quarterly Financial Statements 2007: CHF 280 million, CHF 124 million, CHF 79 million and CHF 314 million for the quarters ended 31 March 2007, 30 June 2007, 30 September 2007 and 31 December 2007, respectively. These additional compensation expenses include awards granted in 2008 for the performance year 2007. The impact of the restatement on total equity as of 31 December 2007 was a decrease of CHF 366 million. Retained earnings at 31 December 2007 decreased by approximately CHF 3.9 billion, share premium increased by approximately CHF 3.5 billion, liabilities (including deferred tax liabilities) increased by approximately CHF 0.6 billion and deferred tax assets increased by approximately CHF 0.2 billion. The restatement decreased basic and diluted earnings per share as follows: CHF 0.12, CHF 0.03, CHF 0.01 and CHF 0.24 for the quarters ended 31 March 2007, 30 June 2007, 30 September 2007 and 31 December 2007, respectively. In order to provide comparative information, these amounts also reflect the retrospective adjustments to shares outstanding in 2007 due to the capital increase and the share dividend paid in 2008.
The additional compensation expense is attributable to the acceleration of expense related to share-based awards as well as for certain alternative investment vehicle awards and deferred cash compensation awards which contain non-compete provisions and sale and hedge restrictions that no longer qualify as vesting conditions under the amended standard.
Revenues from Industrial Holdings and Goods and materials purchased
The income statement no longer includes the lines Revenues from Industrial Holdings and Goods and Materials purchased, as the last consolidated industrial private equity investment in Industrial Holdings was sold in first quarter 2008 and is classified as a discontinued operation in UBS's income statement. Prior periods have been restated to reflect this classification.
Changes to segment reporting
UBS has continuously reduced its private equity business in Industrial Holdings over the last three years. The business no longer includes consolidated industrial private equity investments. Starting first quarter 2008, UBS is reporting the remaining activities from this business, mainly financial investments available-for-sale, under Corporate Center.

Trading portfolio assets pledged as collateral
The balance sheet line Trading portfolio assets pledged as collateral includes financial assets held for trading which UBS has transferred to third parties with the right of rehypothecation. Financial assets held for trading which UBS has transferred to third parties without the right of rehypothecation are presented under Trading portfolio assets. In order to apply this presentation policy consistently, financial instruments have been reclassified from Trading portfolio assets pledged as collateral to Trading portfolio assets in the amount of CHF 22.9 billion and CHF 50.1 billion as at 30 June 2008 and 31 December 2007, respectively. The reclassification did not impact the income statements or earnings per share.
Recognition of defined benefit asset for the Swiss pension plan
In third quarter 2008, UBS concluded that it meets the requirements in IAS 19 Employee Benefits to recognize a defined benefit asset associated with its Swiss pension plan. Prior to this, it had been UBS policy to only disclose the respective amount in the Note "Pension and Other Post-Retirement Benefit Plans" of the Annual Report. UBS concluded that recognition of an asset should also consider unrecognized net actuarial losses and past service cost as permitted by IAS 19 as this results in a better reflection of the corridor approach. The following policy is applied by UBS when determining its defined benefit liability or asset:

- The amount to be recognized as a defined benefit liability is calculated as the net total of the present value of the defined benefit obligation plus unrecognized actuarial gains, less unrecognized actuarial losses, less unrecognized past service cost, less fair value of plan assets.
- If the above results in a negative amount (i.e. an asset), the measurement of the asset is limited to the lower of the amount as calculated above and the total of cumulative unrecognized net actuarial losses plus unrecognized past service cost plus the present value of economic benefits available in the form of refunds of the plan or reductions in future contributions to the plan.
At the end of third quarter 2008, the measurement of the defined benefit asset represents the total cumulative unrecognized net actuarial losses plus unrecognized past service cost plus the present value of economic benefits available in the form of refunds of the plan or reductions in future contributions to the plan.
UBS has considered this a change in accounting policy to be applied retrospectively as required by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The change in accounting policy resulted in the following effects on the balance sheets for 1 January 2007, 31 December 2007, 30 June 2008, and 30 September 2008: an increase of approximately CHF 2.1 billion in Other assets, an increase of approximately CHF 0.5 billion in Deferred tax liabilities and an increase of approximately CHF 1.6 billion in Retained earnings. There was no material impact to the income statements or earnings per share of any period. Refer to the capital management section of this report for more information on the impact on capital adequacy numbers including tier 1 capital and capital ratios.
Reclassifications of financial instruments
In October 2008, the IASB published certain amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures.

Under certain circumstances, the amendments to IAS 39 permit financial assets to be reclassified out of the category "held for trading" (fair value through profit or loss) if UBS has the intent and ability to hold the financial asset for the foreseeable future or until maturity. Financial assets might be reclassified to the category "loans and receivables" carried at amortized cost less impairment or to the category "available-for-sale" carried at fair value through equity with impairment recognized in profit and loss. Assets designated at fair value through profit or loss ("Fair Value Option") upon initial recognition and derivatives may not be reclassified. Any reclassifications to be made should be accounted for on a prospective basis from the date of the reclassification (i.e. on the basis of actual carrying amounts). For reclassifications made prior to 1 November 2008, UBS is permitted to use fair values as at 1 July 2008 instead of the fair value prevailing at the date the reclassification is made.
The amendments to IAS 39 did not impact UBS's third quarter 2008 reporting. UBS is currently assessing whether it will make use of this option in fourth quarter 2008 and, if it does so, the potential impact to its Financial Statements. Any additional IFRS 7 disclosure requirements will be implemented simultaneously with the adoption of the amendments to IAS 39.

Note 2 Reporting by Division
For the nine months ended 30 September 2008

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a division on a reasonable basis. Transactions between divisions are conducted at internally agreed transfer prices or at arm's length. The presentation of the business segments below reflects UBS's organization structure and management responsibilities. UBS's businesses are organized on a worldwide basis into four divisions. Global Wealth Management & Business Banking consists of three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The divisions Investment Bank and Global Asset Management constitute one segment each. In total, UBS now reports five business segments and Corporate Center. Corporate Center includes all corporate functions and elimination items and is not considered a business segment.

For the nine months ended 30 September 2008
							UBS
	Global Wealth Management & Business Banking			Global Asset Management	Investment Bank	Corporate Center
CHF million	Wealth Management International & Switzerland	Wealth Management US	Business Banking Switzerland
Income	8,550	4,486	3,693	2,426	(17,230)	4,386	6,311
Credit loss (expense) / recovery	(28)	(13)	(10)	0	(635)	0	(686)
Total operating income	8,522	4,473	3,683	2,426	(17,866)	4,386	5,625
Personnel expenses	2,676	3,042	1,811	853	4,589	913	13,884
General and administrative expenses	775	1,504	770	317	2,540	869	6,775
Services (to) / from other business units	1,180	173	(637)	111	680	(1,507)	0
Depreciation of property and equipment	72	67	52	22	131	502	846
Impairment of goodwill	0	0	0	0	341	0	341
Amortization of intangible assets	13	44	0	27	64	0	148
Total operating expenses	4,716	4,829	1,997	1,330	8,345	777	21,993
Performance from continuing operations before tax	3,806	(356)	1,686	1,097	(26,210)	3,610	(16,368)
Performance from discontinued operations before tax						179	179
Performance before tax	3,806	(356)	1,686	1,097	(26,210)	3,789	(16,189)
Tax expense on continuing operations							(5,039)
Tax expense on discontinued operations							1
Net profit							(11,151)

For the nine months ended 30 September 2007

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a division on a reasonable basis. Transactions between divisions are conducted at internally agreed transfer prices or at arm's length. The presentation of the business segments below reflects UBS's organization structure and management responsibilities. UBS's businesses are organized on a worldwide basis into four divisions. Global Wealth Management & Business Banking consists of three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The divisions Investment Bank and Global Asset Management constitute one segment each. In addition, the Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS now reports six business segments and Corporate Center.

For the nine months ended 30 September 2007
								UBS
	Global Wealth Management & Business Banking			Global Asset Management	Investment Bank	Corporate Center
CHF million	Wealth Management International & Switzerland	Wealth Management US	Business Banking Switzerland			Corporate Center	Industrial Holdings
Income	9,595	4,983	3,932	3,017	11,065	2,575	686	35,853
Credit loss (expense) / recovery	(1)	(1)	45	0	(43)	0	0	0
Total operating income	9,594	4,982	3,977	3,017	11,022	2,575	686	35,853
Personnel expenses	2,922	3,439	1,967	1,484	8,326	1,064	29	19,231
General and administrative expenses	758	730	846	384	2,493	954	6	6,171
Services (to) / from other business units	1,175	238	(547)	118	548	(1,651)	119	0
Depreciation of property and equipment	67	59	46	47	159	556	(1)	933
Amortization of intangible assets	14	50	0	15	131	0	0	210
Total operating expenses	4,936	4,516	2,312	2,048	11,657	923	153	26,545
Performance from continuing operations before tax	4,658	466	1,665	969	(635)	1,652	533	9,308
Performance from discontinued operations before tax						7	104	111
Performance before tax	4,658	466	1,665	969	(635)	1,659	637	9,419
Tax expense on continuing operations								1,531
Tax expense on discontinued operations								(260)
Net profit								8,148

Note 3 Net Interest and Trading Income
Accounting standards require separate disclosure of net interest income and net trading income (see the tables on this and the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different businesses. In many cases, a particular business can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the businesses that drive it. The second table below (labeled Breakdown by businesses) provides information that corresponds to this management view. Net income from trading businesses includes both interest and trading income generated by the Group's trading businesses and the Investment Bank's lending activities. Net income from interest margin businesses comprises interest income from the Group's loan portfolio. Net income from treasury and other activities reflects all income from the Group's centralized treasury function.

Net interest and trading income
	Quarter ended			% change from		Year-to-date
CHF million	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07
Net interest income	1,422	1,236	1,663	15	(14)	4,337	3,800
Net trading income	(1,509)	(3,543)	(3,479)	57	57	(16,696)	5,562
Total net interest and trading income	(88)	(2,307)	(1,816)	96	95	(12,359)	9,362

Breakdown by businesses
	Quarter ended			% change from		Year-to-date
CHF million	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07
Net income from trading businesses [1]	(1,896)	(3,935)	(3,871)	52	51	(21,592)	3,762
Net income from interest margin businesses	1,513	1,526	1,581	(1)	(4)	4,620	4,593
Net income from treasury activities and other	296	102	474	190	(38)	4,614	1,007
Total net interest and trading income	(88)	(2,307)	(1,816)	96	95	(12,359)	9,362
1 Includes lending activities of the Investment Bank.
Net interest income
	Quarter ended			% change from		Year-to-date
CHF million	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07
Interest income
Interest earned on loans and advances	5,074	4,922	5,989	3	(15)	15,432	14,903
Interest earned on securities borrowed and reverse repurchase agreements	5,977	6,320	12,395	(5)	(52)	20,215	37,521
Interest and dividend income from trading portfolio	5,165	6,181	9,807	(16)	(47)	18,109	30,498
Interest income on financial assets designated at fair value	104	86	96	21	8	270	222
Interest and dividend income from financial investments available-for-sale	73	22	52	232	40	119	148
Total	16,393	17,530	28,339	(6)	(42)	54,146	83,292
Interest expense
Interest on amounts due to banks and customers	4,539	4,575	8,321	(1)	(45)	14,906	22,397
Interest on securities lent and repurchase agreements	3,889	4,666	10,338	(17)	(62)	14,600	31,596
Interest and dividend expense from trading portfolio	2,323	3,026	3,375	(23)	(31)	7,681	12,668
Interest on financial liabilities designated at fair value	2,150	1,786	1,960	20	10	5,685	5,387
Interest on debt issued	2,071	2,242	2,682	(8)	(23)	6,937	7,444
Total	14,971	16,294	26,676	(8)	(44)	49,809	79,492
Net interest income	1,422	1,236	1,663	15	(14)	4,337	3,800

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Net trading income [1]
	Quarter ended			% change from		Year-to-date
CHF million	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07
Equities	1,928	1,345	1,319	43	46	6,112	7,297
Fixed income	(5,532)	(5,691)	(5,683)	3	3	(31,658)	(5,253)
Foreign exchange and other [2]	2,094	802	885	161	137	8,850	3,518
Net trading income	(1,509)	(3,543)	(3,479)	57	57	(16,696)	5,562
thereof net gains / (losses) from financial liabilities designated at fair value [3]	13,537	3,818	(1,850)	255		27,515	(6,142)
1 Please refer to the table "Net Interest and Trading Income" on the previous page for the Net income from trading businesses (for an explanation, read the corresponding introductory comment). 2 Includes trading from money markets, currencies and commodities. 3 Financial liabilities designated at fair value are to a large extent economically hedged with derivatives and other instruments whose change in fair value is also reported in Net trading income.

The Group recorded a gain of CHF 2,207 million and a loss of CHF 122 million for the quarters ended 30 September 2008 and 30 June 2008, respectively in Net trading income from changes in the fair value of financial liabilities designated at fair value attributable to changes in the Group's own credit risk. The change applies to those financial liabilities designated at fair value where the Group's own credit risk would be considered by market participants and excludes fully collateralized transactions and other instruments for which it is established market practice not to include an entity-specific adjustment for own credit. It was calculated based on a senior long-term debt curve generated from observed external pricing for funding associated with new senior debt issued by the Group, or relevant secondary market transactions in senior long-term UBS debt.

Significant impacts on net trading income [1,2]
	Quarter ended 30.9.08		Quarter ended 30.6.08
	USD billion	CHF billion [3]	USD billion	CHF billion [3]
US sub-prime residential mortgage market	(0.4)	(0.4)	(0.8)	(0.9)
US Alt-A residential mortgage market	(0.7)	(0.8)	(0.6)	(0.7)
US prime residential mortgage market	(0.9)	(1.0)	0.0	0.0
Credit valuation adjustments for monoline credit protection	(1.0)	(1.1)	(2.9)	(3.0)
US commercial mortgage market	0.0	0.0	0.3	0.3
US reference linked notes (RLN)	(0.3)	(0.3)	(0.5)	(0.5)
Leveraged finance	(0.7)	(0.7)	(0.2)	(0.2)
US student loans	(0.4)	(0.4)	(0.5)	(0.5)
Total	(4.4)	(4.8)	(5.1)	(5.3)
1 3Q08 numbers mainly include positions reflected in the section "Risk management and control" of this report. UBS intends to reduce or eliminate the disclosures included in this table if losses from products (previously) considered "risk concentrations" cease to be material to the income statement. 2 The positions disclosed in this table are reflected in Net trading income of CHF (1,509) million and CHF (3,543) million for the quarters ended 30 September 2008 and 30 June 2008, respectively. 3 The exchange rates represent the average rates for 3Q08 (1 USD = 1.09 CHF) and for 2Q08 (1 USD = 1.04 CHF).

Note 4 Net Fee and Commission Income

	Quarter ended			% change from		Year-to-date
CHF million	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07
Equity underwriting fees	252	461	557	(45)	(55)	909	1,765
Debt underwriting fees	234	315	233	(26)	0	735	957
Total underwriting fees	486	776	790	(37)	(38)	1,643	2,722
M&A and corporate finance fees	446	445	841	0	(47)	1,309	1,993
Brokerage fees	2,039	1,969	2,719	4	(25)	6,493	7,797
Investment fund fees	1,388	1,437	1,876	(3)	(26)	4,417	5,546
Fiduciary fees	77	77	74	0	4	235	215
Custodian fees	295	313	330	(6)	(11)	931	1,007
Portfolio and other management and advisory fees	1,530	1,636	1,990	(6)	(23)	4,872	5,847
Insurance-related and other fees	96	92	84	4	14	313	311
Total securities trading and investment activity fees	6,357	6,745	8,704	(6)	(27)	20,213	25,438
Credit-related fees and commissions	73	66	83	11	(12)	203	219
Commission income from other services	255	258	205	(1)	24	777	757
Total fee and commission income	6,684	7,068	8,992	(5)	(26)	21,193	26,414
Brokerage fees paid	461	406	650	14	(29)	1,506	1,981
Other	515	441	545	17	(6)	1,542	1,526
Total fee and commission expense	976	847	1,195	15	(18)	3,048	3,507
Net fee and commission income	5,709	6,221	7,797	(8)	(27)	18,145	22,907

Note 5 Other Income

	Quarter ended			% change from		Year-to-date
CHF million	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07
Associates and subsidiaries
Net gains from disposals of consolidated subsidiaries	27	0	(3)			8	(63)
Net gains from disposals of investments in associates	167	0	6			199	5
Equity in income of associates	(24)	20	(4)		(500)	21	90
Total	170	20	(1)	750		227	32
Financial investments available-for-sale
Net gains from disposals [1]	113	64	149	77	(24)	232	2,652
Impairment charges	(33)	(11)	(1)	(200)		(67)	(16)
Total	80	52	148	54	(46)	166	2,636
Net income from investments in property [2]	19	21	32	(10)	(41)	60	80
Net gains from investment properties [3]	(2)	2	6			6	22
Other income from Industrial Holdings	0	0	185		(100)	0	686
Other	25	29	17	(14)	47	66	128
Total other income	292	125	387	134	(25)	525	3,584
1 Included in the year-to-date period ended 30 September 2007 is a pre-tax gain from sale of the 20.7% stake in Julius Baer. 2 Includes net rent received from third parties and net operating expenses. 3 Includes unrealized and realized gains from investment properties at fair value.

Note 6 Personnel Expenses

	Quarter ended			% change from		Year-to-date
CHF million	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07
Salaries and bonuses	3,099	3,637	3,869	(15)	(20)	10,858	15,641
Contractors	105	110	155	(5)	(32)	321	470
Insurance and social security contributions	184	253	153	(27)	20	620	1,013
Contribution to retirement plans	234	245	228	(4)	3	718	681
Other personnel expenses	376	368	479	2	(22)	1,367	1,426
Total personnel expenses	3,997	4,612	4,884	(13)	(18)	13,884	19,231

Note 7 General and Administrative Expenses

	Quarter ended			% change from		Year-to-date
CHF million	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07
Occupancy	374	374	387	0	(3)	1,119	1,160
Rent and maintenance of IT and other equipment	161	165	168	(2)	(4)	483	525
Telecommunications and postage	220	223	229	(1)	(4)	673	710
Administration	212	226	241	(6)	(12)	648	722
Marketing and public relations	87	103	134	(16)	(35)	315	432
Travel and entertainment	168	194	240	(13)	(30)	544	762
Professional fees	274	253	250	8	10	747	769
Outsourcing of IT and other services	254	256	324	(1)	(22)	762	906
Other [1]	(47)	1,037	26			1,485	185
Total general and administrative expenses	1,702	2,831	1,999	(40)	(15)	6,775	6,171
1 Included in the quarter ended 30 June 2008 is a provision of CHF 919 million for the costs related to the repurchase of auction rate securities. For further details, refer to Note 14 Provisions and Note 15 Litigation.

Note 8 Earnings per Share (EPS) and Shares Outstanding

	Quarter ended			% change from		Year-to-date
	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07

Basic earnings (CHF million)
Net profit attributable to UBS shareholders	296	(358)	(858)			(11,597)	7,720
from continuing operations	297	(415)	(954)			(11,727)	7,349
from discontinued operations	(1)	57	96			131	371

Diluted earnings (CHF million)
Net profit attributable to UBS shareholders	296	(358)	(858)			(11,597)	7,720
Less: (Profit) / loss on equity derivative contracts	(7)	(16)	(21)	56	67	(35)	(21)
Net profit attributable to UBS shareholders for diluted EPS	289	(374)	(879)			(11,632)	7,699
from continuing operations	290	(431)	(975)			(11,762)	7,328
from discontinued operations	(1)	57	96			131	371

Weighted average shares outstanding
Weighted average shares outstanding	3,105,620,481	2,591,865,211	2,154,811,908	20	44	2,635,646,386	2,169,847,582
Potentially dilutive ordinary shares resulting from unvested exchangeable shares, options and warrants outstanding [1]	32,023,242	2,636,254	1,645,058			2,059,512	62,070,092
Weighted average shares outstanding for diluted EPS	3,137,643,723	2,594,501,465	2,156,456,966	21	45	2,637,705,898	2,231,917,674

Earnings per share (CHF)
Basic	0.10	(0.14)	(0.40)			(4.40)	3.56
from continuing operations	0.10	(0.16)	(0.44)			(4.45)	3.39
from discontinued operations	0.00	0.02	0.04	(100)	(100)	0.05	0.17
Diluted	0.09	(0.14)	(0.41)			(4.41)	3.45
from continuing operations	0.09	(0.17)	(0.45)			(4.46)	3.28
from discontinued operations	0.00	0.02	0.04	(100)	(100)	0.05	0.17

	As of			% change from
	30.9.08	30.6.08	30.9.07	30.6.08	30.9.07

Shares outstanding
Total ordinary shares issued	2,932,574,213	2,932,567,827	2,073,536,484	0	41
Second trading line treasury shares
2007/2010 program			36,400,000
Other treasury shares	95,079,837	100,846,828	125,598,409	(6)	(24)
Total treasury shares	95,079,837	100,846,828	161,998,409	(6)	(41)
Shares outstanding	2,837,494,376	2,831,720,999	1,911,538,075	0	48
Retrospective adjustments for stock dividend [2]			95,576,904		(100)
Retrospective adjustments for rights issue [3]			141,561,819		(100)
Mandatory convertible notes 2008/10 and exchangeable shares [4]	271,510,195	271,533,339	570,114	0
Shares outstanding for EPS	3,109,004,571	3,103,254,338	2,149,246,912	0	45
1 Due to UBS's losses, 32 million and 28 million potential ordinary shares from unexercised employee shares and options are not considered as they have an anti-dilutive effect for the quarter ended 30 June 2008 and the year-to-date period ended 30 September 2008, respectively. Shares were retrospectively adjusted for the rights issue. 2 Shares outstanding are increased by 5% to reflect the 1:20 ratio of the stock dividend. 3 Shares outstanding are increased by 7.053% due to the rights issue. 4 30 September 2008 and 30 June 2008 amounts include 270,438,942 shares for the mandatory convertible notes, adjusted for the rights issue; exchangeable shares adjusted for the stock dividend and rights issue.

Note 9 Income Taxes
In third quarter 2008, UBS recognized an incremental net deferred tax asset of CHF 1,041 million mainly relating to losses incurred in UBS AG, Switzerland, that can be utilized to offset taxable income in Switzerland in future years. The losses relate to the write-down of investments in US subsidiaries, following losses in these subsidiaries and they also relate to foreign exchange translation differences and treasury share transactions.
The recognition of the deferred tax asset impacted the income statement by CHF 930 million and an amount of CHF 111 million has been reflected directly in equity. The foreign exchange translation differences and realized losses on treasury shares are recognized in equity under IFRS, as is the related deferred tax asset.
Note 10 Fair Value of Financial Instruments
a) Fair Value Hierarchy
The following events and amendments to accounting standards did not impact UBS's fair value measurements in third quarter 2008:
- Agreement with the Swiss National Bank to transfer certain financial instruments to a third-party fund controlled by the Swiss National Bank (refer to Note 17 Post-Balance Sheet Events).
- Amendment of IAS 39 Financial Instruments: Recognition and Measurement issuedon 13 October 2008 and effective immediately, which allows the reclassification of financial instruments from the category "held for trading" to other IAS 39 categories, provided certain criteria are satisfied (refer to Note 1 Basis of Accounting).
UBS has also considered the announcement of the US SEC Chief Accountant and FASB Staff, Clarifications on fair value accounting, on 30 September 2008, and the IASB staff position on SEC-FASB clarification on fair value accounting on 2 October 2008. The valuations of financial instruments accounted for at fair value (refer to the table below) were not materially impacted by these announcements in the third quarter 2008.

Determination of Fair Values from Quoted Market Prices or Valuation Techniques
	30.9.08				30.6.08
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Trading portfolio assets	161.9	172.7	37.9	372.5	173.0	227.6	44.3	444.9
Trading portfolio assets pledged as collateral	42.0	39.1	3.1	84.2	54.2	35.3	1.2	90.7
Positive replacement values	9.7	524.1	30.3	564.1	9.6	460.6	25.2	495.4
Financial assets designated at fair value	1.4	11.3	0.5	13.2	1.4	10.3	0.0	11.7
Financial investments available-for-sale	0.4	1.9	1.9	4.2	0.5	2.1	1.8	4.4
Total assets	215.4	749.1	73.7	1,038.2	238.7	735.9	72.5	1,047.1
Trading portfolio liabilities	65.6	36.6	0.6	102.8	104.8	39.3	0.2	144.3
Negative replacement values	9.9	534.8	29.4	574.1	8.4	467.0	28.6	504.0
Financial liabilities designated at fair value	0.0	121.6	13.2	134.8	0.0	142.9	18.2	161.1
Total liabilities	75.5	693.0	43.2	811.7	113.2	649.2	47.0	809.4

Material changes in level 3 instruments
Financial assets measured with valuation techniques using significant non-market observable inputs (level 3) mainly include instruments linked to the US residential and commercial real estate markets, US reference linked notes, US student loan ABS, other non-real estate ABS, leveraged finance deals, and structured rates and credit trades. Level 3 financial liabilities mainly include hybrid financial liabilities, instruments linked to the US residential sub-prime market, instruments linked to the US commercial real estate market, and structured rates and credit trades. Level 3 assets and liabilities include cash trades and synthetic trades in the form of derivatives.
The reduction of level 3 instruments recognized as Trading portfolio assets and Trading portfolio assets pledged as collateral by CHF 4.5 billion in the third quarter 2008 mainly relates to decreases of instruments linked to US residential mortgage markets (sub-prime, Alt-A, prime), non-real estate ABS including aviation ABS, funded and unfunded leveraged finance positions, structured rates and credit trades, US and non-US reference linked notes, and Asian credit products. The declines in these level 3 positions resulted from sales, reclassifications to level 2 and, to a minor extent write-downs. Student loan ABS and European real estate linked instruments increased in third quarter 2008. The USD appreciation against the CHF in the third quarter 2008 partially offset declines in volume of level 3 trading assets.
The increase in level 3 instruments recognized as Positive and Negative replacement values of CHF 5.1 billion and CHF 0.8 billion mainly relates to bespoke collateralized debt obligations which were predominately impacted by widening credit spreads, and to a minor extent new transactions. In addition, due to increased market illiquidity, CDO Credit default swaps presented as Positive replacement values were reclassified to level 3, whereas terminations and settlements of Super Senior CDOs reduced Negative replacement values. The appreciation of the USD contributed significantly to the increases of Positive and Negative replacement values classified as level 3.
Financial liabilities designated at fair value classified as level 3 are down by CHF 5.0 billion, mainly due to the sale of instruments linked to the US sub-prime mortgage market and redemptions of hybrid financial liabilities.
The sale of troubled assets to the fund entity controlled by the Swiss National Bank in fourth quarter 2008 and first quarter 2009 will significantly reduce UBS's trading assets classified as level 3 and, to a smaller extent, also level 3 instruments presented as Replacement values.

b) Valuation Techniques and Inputs
Where possible, financial instruments are marked at prices quoted in active markets. In the current market environment, such price information is typically not available for all financial instruments, and UBS applies valuation techniques to measure such instruments. Valuation techniques use "market-observable inputs", where available, derived from similar assets in similar and active markets, from recent transaction prices for comparable items or from other observable market data. For positions where observable reference data are not available for some or all parameters, UBS estimates the non-market-observable inputs used in its valuation models.
Reflection of counterparty credit risk in the valuation of derivative instruments
UBS incorporates the counterparty credit risk associated with over-the-counter (OTC) derivatives transactions into its fair value estimates via the credit valuation adjustment (CVA). This amount represents the estimated market value of protection required to hedge credit risk from counterparties in UBS's OTC derivatives portfolio, taking into account expected future exposures, collateral, and netting arrangements. The most significant component of the overall CVA is the portion related to monolines, discussed further below.
Reflection of UBS's own credit risk in the valuation of financial liabilities at fair value
UBS incorporates its own credit risk from the perspective of its market counterparties ("own credit") into its fair value estimates via an own credit adjustment applied to liabilities at fair value and to unsecured net obligations arising from OTC derivatives transactions. This amount represents the estimated difference in the market value of identical obligations issued by a riskless intermediary, relative to the market value of those obligations issued by UBS, as judged from the perspective of the holders of those obligations. Refer to Note 3 Net Interest and Trading Income for the impact of own credit changes of financial liabilities designated at fair value on third quarter 2008 results.
Reflection of market illiquidity in fair value determinations
Fair value estimates incorporate the effects of illiquidity in the relevant markets. Where trading prices are observable in such markets, these prices invariably include a liquidity or risk premium relative to what could be concluded on the basis of an actuarial assessment of credit loss potential. Valuations based on models similarly incorporate liquidity or risk premiums either implicitly (e.g. by calibrating to market prices that incorporate such premiums) or explicitly.
Valuation models
For the period ended 30 September 2008, UBS used valuation models for super senior RMBS CDO tranches referenced to US RMBSs. Where liquidation of the RMBS CDO is deemed imminent, valuation is based on the estimated aggregate proceeds of the liquidation (using current fair value estimates of the underlying instruments) less any estimated expenses associated with the liquidation.
For the remainder of the super senior RMBS CDO population, a model that projects losses on the underlying mortgage pools and applies the implications of these projected lifetime losses through to the RMBS and then to the CDO structure is applied, as described in the first and second quarter 2008 reports. In prior quarters, these loss projections were further "calibrated" such that the model would recover the prices of the relevant ABX indices. This approach to calibration was accompanied by the use of an explicit risk premium.
Beginning in third quarter 2008, UBS has modified the calibration approach such that the model recovers the estimated market value of the underlying collateral pool for each CDO separately. This change in approach reflects the declining relevance of the ABX indices for the bulk of the remaining value in this CDO population, in particular collateral from prior vintages and non-sub-prime collateral. The risk premium under this "look-through calibration" approach is effectively embedded in the estimated market values of the underlying collateral pool.
As of 30 September 2008, the estimated net impact of this change in calibration approach across all positions where this model is applied was not material.
US super senior RMBS CDO
Writedowns of super senior US RMBS CDO positions (subprime and prime) during third quarter 2008 reflected worsening remittance data and market conditions. With the change in calibration approach, the primary sensitivity both of CDOs valued on a liquidation basis and of those valued using the model is to the estimated market value of the underlying collateral pool. Holding other elements constant, an adverse change in the aggregate market value of this underlying collateral by 10% would result in an additional write-down of approximately USD 200 million (CHF 225 million).
Credit valuation adjustments on monoline credit protection
Credit valuation adjustments (CVA) for monoline credit protection are based on a methodology that uses credit default swap spreads on the monolines as a key input in determining an implied level of expected loss. Where a monoline has no observable credit default swap spread, a judgment is made on the most comparable monoline and its spreads are used instead. Credit valuation adjustments are intended to achieve a fair value of the underlying contracts and are normally based on publicly available information. In some cases where UBS has knowledge of potential restructurings that may result in economic outcomes more adverse than those implied by CDS market spreads, UBS has determined to modify CVA amounts accordingly.

To assess the sensitivity of the CVA calculation to alternative assumptions, the impact of a 10% increase in monoline credit default swap spreads (e.g. from 800 basis points to 880 basis points for a specific monoline) is considered. At 30 September 2008, such an increase would have resulted in an increase in the monoline credit valuation adjustment of approximately USD 193 million (CHF 217 million). The sensitivity of the monoline credit valuation adjustment to a decrease of one percentage point in the monoline recovery rate assumptions (e.g. from 30% to 29% for a specific monoline; conditional on default occurring) is estimated at USD 28 million (CHF 31 million).
In addition, the credit valuation adjustments related to transactions referencing RMBS CDOs are sensitive to the same inputs highlighted in the preceding discussion of US super senior RMBS CDOs. Holding all other parameters constant, the sensitivity of the monoline credit valuation adjustment to a 10% adverse change in the aggregate value of the collateral pools underlying the referenced RMBS CDOs is estimated at USD 103 million (CHF 116 million).
Student loan auction rate certificates (ARCs)
Where student loan ARCs have been classified as level 3 due to impaired market liquidity, they have been valued as floating rate notes with three pricing inputs - the coupon, the current discount margin or spread, and the maturity. The coupon is generally assumed to equal the maximum rate allowed under the terms of the instrument, the current discount margin is based on an assessment of observable yields on instruments bearing comparable risks, and the maturity is based on an assessment of the term of the underlying instrument and the potential for restructuring the ARC. Model assumptions differ according to the characteristics of the underlying ARC (i.e. taxable versus tax-exempt instruments, government insured versus privately insured). The primary unobservable input to the valuation is the maturity assumption, currently set at five years for the majority of the ARC instruments. If this assumption is increased by one year (that is, to six years) the impact would be an additional writedown of approximately USD 307 million (CHF 345 million). A 100 basis point increase in the discount margin would reduce ARC valuations by approximately USD 418 million (CHF 470 million). The sensitivity numbers in this paragraph relate to student loan ARCs recognized on UBS's balance sheet at 30 September 2008. Refer to Note 11 Commitments for details about commitments to acquire auction rate securities.

c) Deferred Day-1 Profit or Loss
The table reflects financial instruments for which fair value is determined using valuation models where not all inputs are market-observable. Such financial instruments are initially recognized in UBS's Financial Statements at their transaction price although the values obtained from the relevant valuation model on day-1 may differ. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference (movement of deferred day-1 profit or loss).

	Quarter ended
CHF million	30.9.08	30.6.08	30.9.07
Balance at the beginning of the period	513	461	846
Deferred profit / (loss) on new transactions	168	174	299
Recognized (profit) / loss in the income statement	(76)	(133)	(523)
Foreign currency translation	49	11	(44)
Balance at the end of the period	654	513	578

Note 11 Commitments
The table below shows the maximum committed amount of contingent claims and other commitments given.

	30.9.08			30.6.08
CHF million	Gross	Sub-participations	Net	Gross	Sub-participations	Net
Credit guarantees and similar instruments	15,708	(444)	15,264	14,433	(437)	13,996
Performance guarantees and similar instruments	4,119	(642)	3,477	3,960	(495)	3,465
Documentary credits	3,762	(477)	3,285	4,016	(561)	3,455
Total contingent claims	23,589	(1,563)	22,026	22,409	(1,493)	20,916
Irrevocable commitments to acquire auction rate securities	20,868	0	20,868
Undrawn irrevocable credit facilities	78,638	(2)	78,636	74,170	(2)	74,168

Note 12 Changes in Organization
Acquisitions
In August 2008, UBS completed the acquisition of 100% of VermogensGroep, an independent Dutch wealth manager. The estimated cost of the business combination amounts to approximately EUR 100 million (CHF 160 million) out of which approximately EUR 49 million (CHF 80 million) were paid in cash upon closing. The remaining cost of the business combination is to be paid in installments over the next 3 years. The allocation of the cost of the business combination to assets acquired and liabilities assumed is still being finalized. VermogensGroep serves wealthy private clients, foundations and institutions in the Dutch market and was integrated into UBS's Wealth Management business. It manages client assets of approximately EUR 4 billion.
Sales
In August 2008, UBS Global Asset Management closed the sale of its 24.9% equity interest in Adams Street Partners (ASP) to the remaining shareholders of ASP for a cash consideration of approximately CHF 184 million (USD 167 million). UBS's interest in ASP was accounted for using the equity method. The sale resulted in a gain of approximately CHF 168 million, included in other income. ASP was formed in January 2001 in connection with a management buyout of that business from Global Asset Management, with UBS retaining the now sold 24.9% stake. Global Asset Management will continue its close collaboration with ASP under an existing sub-advisory agreement in place since 2001.
Regulatory considerations
UBS has been in active dialogue with its regulators concerning remedial actions that it is taking to address deficiencies in its risk management and control, funding and certain other processes and systems. UBS will for some period be subject to increased scrutiny by the Swiss Federal Banking Commission and its other major regulators, and accordingly will be subject to regulatory measures that might affect the implementation of its strategic plans.
Note 13 Capital Increases
Share capital increase
On 23 April 2008, the Annual General Meeting of shareholders (AGM) approved a proposal that the Group strengthen its shareholders' equity by way of an ordinary capital increase. The capital increase was completed in June 2008 by means of a rights offering and resulted in the issue of 760,295,181 new fully paid registered shares with a par value of CHF 0.10 each. Net proceeds from the capital increase were approximately CHF 15.6 billion.
Mandatory convertible notes (MCNs)
On 5 March 2008, UBS issued CHF 13 billion in mandatory convertible notes (MCNs) to two investors. The MCNs have a coupon of 9% per annum and are convertible into UBS shares after two years, with earlier conversion options for the investors and UBS. The terms of the MCNs initially linked conversion to the share price at the date of conversion, with the minimum conversion price set at CHF 51.48 and the maximum conversion price at CHF 60.23 per share. As a result of anti-dilution adjustments triggered by the June 2008 capital increase, the initial conversion prices were adjusted and the MCNs will be converted into a fixed number of 270,438,942 shares. The MCNs have been treated as an equity instrument since the conversion prices were adjusted. Share premium increased in 2008 due to the MCNs by approximately CHF 7 billion; the impact on net profit from the valuation of the commitment with the two investors up to the issuance of the MCNs on 5 March 2008 amounted to approximately CHF 3.9 billion. As of 30 September 2008, a liability representing the present value of the 9% coupon payments due on 5 March 2009 and 2010, respectively, is recorded for approximately CHF 2.3 billion.

Note 14 Provisions

CHF million	30.9.08	30.6.08	31.12.07
Operational risks including litigation	1,663	1,583	772
Other [1]	844	856	944
Total	2,507	2,439	1,716
1 Excludes contingent claims and pensions.

In second quarter 2008, Wealth Management US made provisions of USD 900 million (CHF 919 million) for the expected costs of the repurchase of auction rate securities and related costs, including fines. In third quarter 2008, the expected cost estimate remained unchanged. The estimate is based on assumptions related to the timing of the repurchases, the restructuring of the securities as well as the fair values of such securities, including fair values in inactive markets based on cash flow analyses.
Note 15 Litigation
UBS Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, UBS is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on the operations or financial statements, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost-benefit analysis, enter into a settlement even though UBS denies any wrongdoing. The Group makes provisions for cases brought against it only when, after seeking legal advice, in the opinion of management, it is probable that a liability exists, and the amount can be reasonably estimated. No provision is made for claims asserted against the Group that in the opinion of management are without merit and where it is not likely that UBS will be found liable.
At 30 September 2008, UBS is involved in the following legal proceedings which could be material to the Group in a given reporting period:
a) Tax Shelter Investigation: In connection with a criminal investigation of tax shelters, the United States Attorney's Office for the Southern District of New York ("US Attorney's Office") is examining UBS's conduct in relation to certain tax-oriented transactions in which UBS and others engaged during the years 1996-2000. Some of these transactions were the subject of the Deferred Prosecution Agreement which the accounting firm KPMG LLP entered into with the US Attorney's Office in August 2005, and are at issue in United States v. Stein, S1 05 Cr. 888 (LAK). UBS is cooperating in the government's investigation and may be asked to provide witnesses and evidence at the October 2008 trial of 4 defendants who formerly worked for KPMG.
b) Municipal Bond: In November 2006, UBS and others received subpoenas from the US Department of Justice, Antitrust Division, and the US Securities and Exchange Commission ("SEC") relating to derivative transactions entered into with municipal bond issuers and to the investment of proceeds of municipal bond issuances. Both investigations are ongoing, and UBS is cooperating. In the SEC investigation, on 4 February 2008, UBS received a "Wells notice" advising that the SEC staff is considering recommending that the SEC bring a civil action against UBS AG in connection with the bidding of various financial instruments associated with municipal securities. Under the SEC's Wells process, UBS will have the opportunity to set forth reasons of law, policy or fact why such an action should not be brought. At the regulators' request, UBS is providing additional information concerning third-party broker fees paid in connection with institutional swaps.
c) HealthSouth: UBS is defending itself in two purported securities class actions brought in the US District Court of the Northern District of Alabama by holders of stock and bonds in HealthSouth Corp. In October 2008, UBS agreed to settle a derivative action brought on behalf of HealthSouth in Alabama State Court. The settlement is subject to court approval. Due to existing insurance coverage and provisions recognized in 2004 the settlement will have no impact on UBS's financial results in 2008.

d) Parmalat: UBS is involved in a number of proceedings in Italy related to the bankruptcy of Parmalat. In Milan, one current and one former UBS employee are the subject of criminal proceedings. UBS Limited also faces an administrative charge in relation to these criminal charges against the individuals. This charge relates to the complaint that UBS Limited did not adopt an appropriate Italian Business Organization Model. UBS AG and UBS Limited are defendants in civil actions brought by Parmalat investors in parallel with these criminal proceedings. Furthermore, two current and two former UBS employees (two of whom are the defendants in Milan) are defendants in relation to criminal proceedings in Parma. Civil claims have also been recently filed in parallel with the criminal proceedings by Parmalat investors against the individuals, UBS AG and UBS Limited. UBS AG and UBS Limited deny the allegations made against them and against the individuals in the matters and are defending themselves. In June 2008, UBS settled all civil claims brought by Parmalat (and Mr Enrico Bondi) against UBS, including clawback proceedings against UBS Limited in connection with a structured finance transaction, two civil damages claims brought by Parmalat, and civil actions against the individuals and UBS Limited brought in parallel with the criminal proceedings in Parma. UBS, along with other international banks, is also in on-going settlement negotiations with the retail Parmalat investors who have brought civil claims against UBS in both Milan and Parma. On 3 October 2008, UBS Limited and the one current and one former UBS employee submitted requests to the Milan court for plea bargains in the Milan criminal proceedings without admitting liability or guilt. If the court approves the plea bargain requests UBS Limited will receive a fine and an asset confiscation of below EUR 1 million each.
e) Auction Rate Securities: UBS was sued by three state regulatory authorities and was the subject of investigations by the US Securities and Exchange Commission ("SEC") and other regulators, including a number of state regulators and the US Attorney for the District of New Hampshire, relating to the marketing and sale of Auction Rate Securities ("ARS") to clients and to UBS's role and participation in ARS auctions. UBS also has been named in several putative class actions and individual civil suits and a large number of individual arbitrations. The regulatory actions and investigations and the class actions followed the disruption in the markets for these securities and related auction failures since mid-February 2008. Plaintiffs and the regulators are generally seeking rescission, i. e., for UBS to purchase their ARS at par value, as well as compensatory damages, disgorgement of profits and in some cases penalties. In May 2008, UBS entered into a settlement with the Massachusetts Attorney General in which UBS agreed to buy back USD 36 million in auction rate securities that had been sold to general purpose municipal accounts but were impermissible for those accounts. On 8 August 2008, UBS entered into settlements in principle with the SEC, the New York Attorney General ("NYAG") and other state agencies represented by the North American Securities Administrators Association ("NASAA"), including the Massachusetts Securities Division ("MSD"), whereby UBS agreed to offer to buy back ARS from eligible customers within certain time frames, and to pay penalties of USD 150 million (USD 75 million to the NYAG, USD 75 million to the other states). On 2 October 2008, UBS finalized its settlement with the Massachusetts Securities Division, and is continuing to finalize agreements with the other regulators. UBS's offer to purchase back ARS was done by a registered securities offering effective 7 October 2008. UBS's settlement is largely in line with similar industry regulatory settlements; however, UBS is the only firm of its major competitors that offered to purchase ARS from institutional clients before a date certain. UBS's settlement with the SEC and MSD require UBS to offer to buy eligible ARS from eligible institutional clients by no later than 30 June 2010. Settlements with the other NASAA states will likely follow the same format. The NYAG term sheet (not yet finalized) does not reference a date certain, but contains language similar to other industry settlements requiring that UBS make 'best efforts' to provide liquidity solutions for institutional investors. The NYAG and SEC continue to investigate individuals affiliated with UBS who traded in ARS or who had responsibility for disclosures. On 7 October 2008, the NYAG announced a settlement with former Investment Bank Global General Counsel relating to his trading of ARS allegedly in violation of New York's Martin Act. The former Investment Bank Global General Counsel neither admitted nor denied the state's allegations, but agreed to certain penalties and sanctions.
f) US Cross-Border: UBS AG has been responding to a number of governmental inquiries and investigations relating to its cross-border private banking services to US private clients during the years 2000-2007. In particular, the US Department of Justice ("DOJ") is examining whether certain US clients sought, with the assistance of UBS client advisors, to evade their US tax obligations by avoiding restrictions on their securities investments imposed by the Qualified Intermediary agreement ("QIA") UBS entered into with the US Internal Revenue Service ("IRS") in 2001. DOJ and IRS are also examining whether UBS AG has been compliant with withholding obligations in relation to sales of non-US securities under the so-called Deemed Sales and Paid In US tax regulations. In connection with DOJ's investigation, a senior UBS employee was detained by US authorities as a "material witness". In August, after his status as a witness had been resolved, the senior employee returned to Switzerland. On 19 June 2008, a former UBS AG client advisor pleaded guilty to one count of conspiracy to defraud the United States and the IRS in connection with providing investment and other services to a US person who is alleged to have evaded US income taxes on income earned on assets maintained in, among other places, a former UBS AG account in Switzerland. The sentencing hearing is currently scheduled for 8 January 2009. The IRS has submitted legal and administrative assistance requests seeking information relating to US clients of UBS AG to the competent Swiss authorities. UBS is addressing these requests with both Swiss and US government authorities within the legal framework for intergovernmental cooperation and assistance established between Switzerland and the US. The IRS has also issued a civil summons and the District Attorney for the County of New York has issued a request for information located in the US concerning UBS's cross-border business, including any information located in the US relating to clients of that business. Further, the IRS has delivered to UBS AG a notice concerning alleged violations of the QIA which UBS is responding to under the applicable cure process. The SEC is examining whether Swiss-based UBS client advisors engaged in activities in relation to their US domiciled clients that triggered an obligation for UBS Switzerland to register with the SEC as a broker-dealer and / or investment adviser. Finally, the Swiss Federal Banking Commission is investigating UBS's cross-border servicing of US private clients under Swiss Banking Supervisory legislation. The investigations are also focused on the management supervision and control of the US cross-border business and the practices at issue. UBS has been working to respond in an appropriate and responsible manner to all of these investigations in an effort to achieve a satisfactory resolution of these matters. As announced on 17 July 2008, UBS will no longer provide securities and banking services to US resident private clients (including non-operating entities with US beneficiaries) except through its SEC-registered affiliates. In addition, UBS is implementing steps to strengthen its overall Qualified Intermediary compliance framework.

g) Sub-prime Related Matters: UBS is responding to a number of governmental inquiries and investigations, and is involved in a number of litigations, arbitration and disputes, related to the sub-prime crisis, sub-prime securities, and structured transactions involving sub-prime securities. These matters concern, among other things, UBS's valuations, disclosures, writedowns, underwriting, and contractual obligations. In particular, UBS has been in regular communication with, and responding to inquiries by, its home country consolidated regulator, the Swiss Federal Banking Commission ("SFBC"), as well as the United States Securities and Exchange Commission ("SEC") and the United States Attorney's Office for the Eastern District of New York ("USAO"), regarding some of these issues and others, including the role of internal control units, governance and processes around risk control and valuation of sub-prime instruments, compliance with public disclosure rules, and the business rationales for the launching and the reintegration of DRCM. Most recently, UBS has provided information to the SEC about its first quarter 2008 writedowns and the sale of assets to a fund managed by BlackRock. While the SFBC has concluded its investigation in October 2008, the investigation by the SEC and the USAO are ongoing. In addition, a putative class action was filed against UBS and a number of senior directors and officers in the Southern District of New York alleging securities fraud in connection with the firm's valuations and disclosures relating to sub-prime and asset-backed securities. UBS and a number of senior officers and directors have also been sued in a putative class action brought on behalf of holders of UBS ERISA retirement plans in which there were purchases of UBS stock. Both class actions are in very early stages.

Note 16 Goodwill Impairment
The ongoing crisis in the financial markets, dramatically changed industry dynamics, and the related decrease in market capitalization of UBS made it necessary to review if there is indication that goodwill allocated to its cash generating units is impaired. In third quarter 2008, equity attributable to UBS shareholders was stable at CHF 46 billion. UBS's market capitalization further decreased and amounted to CHF 54 billion at 30 September 2008 but was still well above book value.
The reassessment of goodwill focused on UBS's Investment Bank goodwill of CHF 4.7 billion, which is most affected by the implications of the financial market crises. The Investment Bank division represents one cash-generating unit for purposes of assessing goodwill impairment. In its review, UBS considered the performance outlook of its Investment Bank division and the underlying business operations to resolve whether the recoverable amount for this unit covers its carrying amount.
The recoverable amount is determined using a proprietary model based on discounted cash flows, which has been adapted to give effect to the special features of the banking business and its regulatory environment. The recoverable amount is determined by estimating streams of earnings available to shareholders in the next five years, discounted to their present values. The terminal value reflecting all periods beyond the fifth year is calculated on the basis of the estimated individual return on equity for each segment, which is derived from the forecast fifth-year profit, the underlying equity, the cost of equity and the long-term growth rate.
On this basis, UBS concluded that goodwill allocated to the Investment Bank remains recoverable on 30 September 2008. However, if the conditions in the financial markets and banking industry further deteriorate and turn out to be worse than anticipated in UBS's performance forecasts, goodwill carried in the Investment Bank division may need to be impaired in future quarters.
Recognition of any impairment of goodwill would reduce IFRS equity attributable to UBS shareholders and net profit but it would not impact cash flows, nor BIS tier 1 capital, BIS total capital, and capital ratios, as goodwill is required to be deducted from capital under the Basel II capital framework.
Note 17 Post-Balance Sheet Events
Sale of financial assets to a third-party fund controlled by the Swiss National Bank (SNB)
On 16 October 2008, UBS announced that it reached an agreement with the Swiss National Bank (SNB) to transfer up to USD 60 billion of currently illiquid securities and other assets to a separate fund, fully owned and controlled by the SNB.
In the coming months, UBS will transfer into the fund approximately USD 49 billion of assets, out of which approximately USD 31 billion are assets primarily related to the US real estate and US student loan markets that have been disclosed as risk concentrations and approximately USD 18 billion are other assets mainly non-US residential and commercial mortgage-related securities and other US and non-US debt securities backed by a variety of asset classes. UBS will have the right to transfer up to an additional USD 8.5 billion of assets into the fund at a later stage, including up to USD 5 billion of student loan auction rate securities (ARS) that the bank may repurchase from clients as part of the recent settlements with US regulators and government officials.
The fund will be financed with equity of up to USD 6 billion provided by UBS and a loan of up to USD 54 billion provided by the SNB. The loan will be non-recourse to UBS assuming no change of control of UBS. Upon granting of the loan, the SNB will take over control and ownership of the fund by purchasing the equity provided by UBS for a price of USD 1. As part of the agreement, UBS will be granted an option to repurchase the equity once the loan has been fully repaid for a price of USD 1 billion plus 50% of the equity value exceeding USD 1 billion at the time of exercise. If upon the fund's termination, the SNB incurs a loss on the loan it has made to the fund, the SNB will be entitled to receive up to 100 million UBS ordinary shares depending in some manner upon the magnitude of the loss. The precise terms of the arrangement will be agreed upon by the SNB and UBS in the near future.
The transaction will result in a derecognition of financial instruments predominately accounted for as Trading portfolio assets and Positive replacement values up to an amount of USD 60 billion, an initial cash inflow of up to USD 54 billion and the recognition of the repurchase option as Positive replacement value with its fair value. The difference between the carrying amount of the sold financial instruments, the cash inflow upon transfer and the fair value of the repurchase option will be recognized as a loss in the income statement.

Issuance of new mandatory convertible notes (MCNs)
UBS will raise CHF 6 billion of new capital in the form of mandatory convertible notes (MCNs). The MCNs have been fully placed with the Swiss Confederation and their issue is subject to approval by an Extraordinary General Meeting of UBS shareholders to be held on 27 November 2008. The MCNs will pay a coupon of 12.5% per annum and will be convertible into UBS shares at the latest 30 months after issuance. Conversion is linked to the share price at the date of conversion, but is subject to a cap and a floor.
The MCNs will count as tier 1 capital for BIS capital adequacy purposes from the date of issue. Under IFRS, the MCNs are subject to derivative accounting (recognition of a replacement value at fair value with changes to be reflected in profit or loss) between the date on which the commitment was signed by UBS and the Swiss Confederation and issuance date. Upon issuance, the MCNs will be treated as a compound financial instrument that consists of a debt host and embedded equity and derivative components. The debt host will be recognized as a liability measured at fair value and accounted for at amortized cost. Interest expense will be recognized based on UBS's borrowing cost for CHF debt over 30 months. The value attributed to the embedded equity and derivative components related to UBS's right to convert the MCNs into a variable number of shares if the share price at the date of conversion is between the lower and higher conversion prices will be treated as a reduction of equity and as liabilities as applicable.
Repositioning of the Investment Bank
On 3 October 2008, UBS announced the repositioning of its Investment Bank. As part of the repositioning, the Investment Bank will downsize real estate & securitization and proprietary trading and exit commodities excluding precious metal. The Investment Bank will also reduce headcount by an additional 2,000.
Note 18 Currency Translation Rates

The following table shows the principal rates used to translate the financial information of foreign entities into Swiss francs:
	Spot rate			Average rate			Average rate
		As of		Quarter ended			Year-to-date
	30.9.08	30.6.08	30.9.07	30.9.08	30.6.08	30.9.07	30.9.08	30.9.07
1 USD	1.12	1.02	1.16	1.09	1.04	1.20	1.04	1.22
1 EUR	1.58	1.61	1.66	1.61	1.62	1.65	1.60	1.64
1 GBP	2.00	2.03	2.38	2.03	2.06	2.45	2.01	2.42
100 JPY	1.06	0.96	1.01	1.02	0.98	1.02	1.00	1.02

UBS registered shares

UBS shares and market capitalization
	As of			% change from
	30.9.08	30.6.08	30.9.07	30.6.08	30.9.07
Share price (CHF) [1]	18.46	21.44	55.67	(14)	(67)
Market capitalization (CHF million)	54,135	62,874	127,525	(14)	(58)
1 Historical share price adjusted following the rights issue completed in June 2008 and the stock dividend. Source: Bloomberg

UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The share is listed on the Swiss (traded on SWX Europe), New York and Tokyo stock exchanges.

Ticker symbols

Trading exchange	Bloomberg	Reuters
SWX Europe	UBSN VX	UBSN.VX
New York Stock Exchange	UBS US	UBS.N
Tokyo Stock Exchange	8657 JP	8657.T

Security identification codes
ISIN		CH0024899483
Valoren		2.489.948
Cusip		CINS H89231 33 8

Rounding
Numbers presented throughout this report may not add up precisely to the totals provided in the tables. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.
Cautionary statement regarding forward-looking statements
This release contains statements that constitute "forward-looking statements", including but not limited to statements relating to the anticipated effect of transactions described herein, risks arising from the current market crisis and other risks specific to UBS’s business, strategic initiatives, future business development and economic performance. While these forward-looking statements represent UBS’s judgments and expectations concerning the development of its business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the extent and nature of future developments in the United States mortgage market and in other market segments that have been or may be affected by the current market crisis and their affect on the remaining net and gross exposures to be held by UBS following the transactions described herein, (2) developments affecting the availability of capital and funding to UBS and other financial institutions, including any changes in UBS’s credit spreads and ratings; (3) other market and macroeconomic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates; (4) changes in internal risk control and limitations in the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (5) the possible consequences of ongoing governmental investigations of certain of UBS’s past business activities; (6) the degree to which UBS is successful in implementing its remediation plans and strategic and organizational changes, and whether those plans and changes will have the effects anticipated; (7) changes in the financial position or creditworthiness of UBS’s customers, obligors and counterparties, and developments in the markets in which they operate; (8) management changes and changes to the structure of UBS’s divisions; (9) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; (10) legislative, governmental and regulatory developments, including the possible imposition of new or more stringent capital requirements and of direct or indirect regulatory constraints on UBS’s activities; (11) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other assets or other matters; (12) changes in and the effect of competitive pressures; (13) technological developments; and (14) the impact of all such future developments on positions held by UBS, on its short-term and longer-term earnings, on the cost and availability of funding and on UBS’s capital ratios. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2007. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.
Imprint
Publisher: UBS AG, Switzerland | Language: English | SAP-No. 80834E-0804
© UBS 2008. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to —03; 333-46216; 333-46216-01 and —02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to —04; 333-132747; 333-132747-01 to -10; 333-150143 and 333-153882) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Marcel Rohner
	Name:	Marcel Rohner
	Title:	Group Chief Executive Officer

By:	/s/ John Cryan
	Name:	John Cryan
	Title:	Group Chief Financial Officer

Date: November 4, 2008